     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 18, 1997



                                                      REGISTRATION NO. 333-24365

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                BERMUDA                                                                          NOT APPLICABLE
    (STATE OR OTHER JURISDICTION OF                                                             (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                                                          IDENTIFICATION NUMBER)

                            ------------------------

                                CLARENDON HOUSE
                                 CHURCH STREET
                                 HAMILTON HM/CX
                                    BERMUDA
                                 (441) 296-1431
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               LEONARD M. FERTIG
                            CHIEF EXECUTIVE OFFICER
                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                        C/O CME DEVELOPMENT CORPORATION

                               18 D'ARBLAY STREET
                             LONDON W1V 3FP ENGLAND
                                44-171-292-7900
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                     ROBERT L. KOHL, ESQ.                                             ALAN SIEGEL, ESQ.
                     ROSENMAN & COLIN LLP                                            AKIN, GUMP, STRAUSS,
                      575 MADISON AVENUE                                             HAUER & FELD, L.L.P.
                      NEW YORK, NY 10022                                              590 MADISON AVENUE
                        (212) 940-8800                                                NEW YORK, NY 10022
                                                                                        (212) 872-1000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
______________________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______________________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH
STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 18, 1997

                                  $125,000,000
                                     [LOGO]

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

                     % CONVERTIBLE SUBORDINATED NOTES DUE 2004
     INTEREST PAYABLE ON                        AND


     The Notes offered hereby are convertible into shares of Class A Common Stock, par value $.01 per share, of Central European Media Enterprises Ltd. ('CME,' and together with its Subsidiaries, the 'Company') at any time after 60 days following the date of original issuance through maturity, unless previously
redeemed, at a conversion price of $        per share, subject to adjustment in
certain events. CME's authorized capital stock includes Class A Common Stock and Class B Common Stock. The rights of each class of Common Stock are identical, except with respect to voting. The Class A Common Stock is traded on the Nasdaq National Market under the symbol 'CETV.' On April 17, 1997, the last reported sale price of the Class A Common Stock on the Nasdaq National Market was $31.125 per share. See 'Price Range of Common Stock' and 'Description of Common Stock.'



     The Notes will mature on                , 2004. The Notes are redeemable,
in whole or in part, at the option of CME at any time on or after
               , 2000, at the redemption prices set forth herein, plus accrued and unpaid interest. Upon a Change in Control (as defined), each holder of Notes will have the right, subject to certain conditions and restrictions, to require CME to repurchase any or all outstanding Notes owned by such holder at 100% of the principal amount thereof, plus accrued and unpaid interest. CME has filed an application to include the Notes in the Nasdaq SmallCap Market under the proposed symbol 'CETVG.'


     The Notes will be unsecured and subordinated to all present and future Senior Indebtedness (as defined) of the Company. At December 31, 1996, after giving effect to this Offering and the application of the net proceeds therefrom (based on the assumptions set forth under 'Use of Proceeds'), Senior Indebtedness would have been approximately $55,096,000. At December 31, 1996, liabilities (including trade payables but excluding inter-company liabilities) of CME's consolidated subsidiaries, to which the Notes are effectively also subordinated, were approximately $105,052,000. See 'Description of the Notes.'

     FOR INFORMATION CONCERNING CERTAIN FACTORS RELATING TO THIS OFFERING, SEE 'RISK FACTORS' ON PAGE 10.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
   OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
    THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                                                                        UNDERWRITING
                                                PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                               PUBLIC(1)               COMMISSIONS(2)              COMPANY(3)
Per Note..............................             %                         %                         %
Total(4)..............................             $                         $                         $

(1) Plus accrued interest, if any, from                , 1997.
(2) See 'Underwriting' for indemnification arrangements.
(3) Before deducting estimated expenses of $850,000 payable by the Company.
(4) The Company has granted to the Underwriters a 30-day option to purchase up to an additional $18,750,000 principal amount of Notes solely to cover over-allotments. If this option is exercised in full, total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $                  , $                  and $                  ,
    respectively. See 'Underwriting.'

     The Notes offered hereby are being offered by the Underwriters, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the Notes, in temporary or definitive registered form, will be available for delivery on or
about             , 1997 at the offices of Schroder Wertheim & Co. Incorporated,
New York, New York. If temporary Notes are delivered, definitive Notes will be available for exchange as soon as practicable after that date.

SCHRODER WERTHEIM & CO.
                       PRUDENTIAL SECURITIES INCORPORATED
                                                               SMITH BARNEY INC.

                                            , 1997

     [MAP OF CENTRAL AND EASTERN EUROPE WITH COMPANY'S AREAS OF OPERATIONS
                                  HIGHLIGHTED]




CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES AND OF THE UNDERLYING COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING.'

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, (i) all references to the 'Company' include Central European Media Enterprises Ltd. ('CME'), its predecessors and its direct and indirect Subsidiaries and (ii) all references to 'Subsidiaries' include each corporation or partnership in which Central European Media Enterprises Ltd. has a direct or indirect equity or voting interest. Except as otherwise noted, (i) the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised, and (ii) all statistical and financial information presented in this Prospectus has been converted into United States dollars using exchange rates as of December 31, 1996 (Kc27.33 = $1.00; DM1.55 = $1.00; ROL4,035 = $1.00; SIT141.48 = $1.00;
Sk31.90 = $1.00; Zl2.88 = $1.00; Hrn1.89 = $1.00; HUF162 = $1.00) with the exception of such information contained in or derived from the Company's financial statements. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Foreign Currency.' All references to '$' or 'dollars' are to United States dollars, all references to 'Kc' are to Czech korunas, all references to 'DM' are to German marks, all references to 'ROL' are to Romanian lei, all references to 'SIT' are to Slovenian tolar, all references to 'Sk' are to Slovak korunas, all references to 'Zl' are to Polish zloty, all references to 'Hrn' are to Ukrainian hryvna and all references to 'HUF' are to Hungarian forints.

                                  THE COMPANY

     The Company is the leading television broadcaster in Central and Eastern Europe, broadcasting to an aggregate of 84.9 million people in six countries in the region and an additional 9.0 million people in Germany. The Company operates the leading national television station in the Czech Republic and the Company's television operations in Romania, Slovenia and the Slovak Republic command the leading audience share within their respective areas of broadcast reach. The Company recently commenced television broadcast operations in Ukraine and southern Poland and has television broadcast operations under development in other areas of Poland and in Hungary which, in the aggregate, potentially could reach an additional 32 million people. The Company's strategy is to continue capitalizing on the substantial market opportunities created by the emergence of private commercial television and the corresponding significant growth of television advertising expenditures in these markets.

     The Company's television broadcast operations consist of the following:

TELEVISION BROADCAST OPERATIONS         TERRITORY             BROADCAST REACH(1)    ECONOMIC INTEREST
-------------------------------------   -------------------   ------------------    -----------------
Nova TV                                 Czech Republic               10.2                  93.2%(2)
PRO TV                                  Romania                      12.5                  77.5%(3)
POP TV                                  Slovenia                      1.6                  85.3%(4)
Markiza TV                              Slovak Republic               4.3                  80.0%

Studio 1+1 Group                        Ukraine                      48.5                  50.0%
TV Wisla                                Poland                        7.8                  16.2%
PULS                                    Berlin-Brandenburg            6.0                  58.0%
Nuremberg Station                       Nuremberg                     1.2                  37.4%
Leipzig Station                         Saxony                        0.7                  16.7%
Dresden Station                         Saxony                        1.1                  16.7%
                                                                    -----
     Total                                                           93.9
                                                                    -----
                                                                    -----

------------------
(1) 'Broadcast Reach' measures the number of people in millions the Company's or the Company's local partners' broadcast signal can reach.

(2) The Company has recently obtained additional interests in Nova TV, raising the Company's economic interest in Nova TV from 66.0% to 93.2%. The Company is in the process of registering these additional interests pursuant to Czech law.

(3) The Company's partners in Romania hold options to purchase equity in Media Pro International from the Company which, if exercised, could reduce the Company's equity interest to not less than 66.0%.

(4) The Company has recently obtained additional interests in POP TV, raising its economic interest in POP TV from 72.0% to 85.3%.

     Nova TV, the Company's television station in the Czech Republic, has consistently achieved a 65% to 70% audience share. Nova TV continues to benefit from the growing television advertising market in the Czech Republic. Television advertising expenditures in the Czech Republic grew from approximately $67 million in 1993 to $96 million in 1994 (Nova TV's first year of operations) to approximately $165 million in 1996, as estimated by the Company. During 1996, Nova TV recorded $109.2 million in net revenues and $53.1 million in broadcast cash flow, resulting in a 48.6% broadcast cash flow margin and an increase of 18.6% in 'same station' broadcast cash flow over 1995. Nova TV has achieved its success in part by providing a wide range of popular programming designed to appeal to a mass market audience, including a mix of locally produced news and entertainment formats and films and television series acquired from major international distributors.

     The Company is applying its experience with Nova TV to its broadcast operations in Romania, Slovenia, the Slovak Republic, Ukraine and Poland and intends to apply this operating strategy in new markets under development. In Romania, Slovenia and the Slovak Republic, the Company's broadcast operations, PRO TV, POP TV and Markiza TV have achieved the leading audience share in their areas of broadcast. PRO TV, POP TV and Markiza TV reach approximately 55%, 80% and 79% of their national markets, respectively. In Ukraine, the Company has acquired a 50.0% economic interest in the Studio 1+1 group of companies (the

'Studio 1+1 Group') which has a ten year license to provide programming and sell advertising for 63 hours of broadcasting per week on a Ukrainian public television station, UT-2, which reaches approximately 93% of Ukraine's population of 52.1 million. In Poland, the Company has a 33.0% interest in TVN which, in turn, has a 49.0% interest in TV Wisla. TV Wisla broadcasts to approximately 7.8 million people in southern Poland. TVN has an option to acquire an additional 27.2% interest in TV Wisla. In each of these markets, television advertising spending is growing rapidly. The Company seeks to further expand its reach in these markets through investing in additional regional licenses, affiliating with other broadcasters and reaching agreements with local cable operators.


     The Company continues to develop other broadcast opportunities. In February 1997, the Polish National Radio and Television Council awarded to TVN television broadcast licenses for northern Poland and the cities of Warsaw and Lodz. The Company estimates that these television broadcast licenses have a potential broadcast reach of approximately 11 million people. The Company and ITI, its partner in TVN, intend to develop a national television broadcast network in Poland which will broadcast programming and sell advertising through affiliate stations, including TV Wisla and those broadcasting under the television broadcast licenses awarded to TVN in northern Poland and the cities of Warsaw and Lodz. The Company anticipates owning a 50.0% interest in this television broadcast network, which the Company anticipates to launch in the fourth quarter of 1997. In Hungary, the Company has applied for a national broadcast license with strategic partners in accordance with tender procedures which recently were announced. The Company also owns a dubbing and production studio in Hungary. The Company believes that its broadcast experience in the region, its proven programming strategy, its extensive knowledge of the political and economic climates in Central and Eastern Europe, and its proven ability to attract local strategic partners, position it to capitalize on these and other development opportunities.



     The Company owns interests in four private regional television stations operating in Germany, including PULS, which broadcasts to six million people in the Berlin-Brandenburg area. These stations provide 'total local' programming, which involves delivering in-depth coverage of local and regional news and events, thereby distinguishing these stations from the national networks by being uniquely responsive to the distinct regional tastes of the respective local viewers. PULS has generated losses since its operations commenced in late 1993. The partners of PULS are currently in negotiations with potential new investors in PULS. A new investor would be expected to acquire a significant equity interest in PULS, either as a co-investor with the Company or as a sole investor. The outcome of ongoing negotiations with potential new investors could either result in a decrease of the Company's future funding obligations to PULS or require the Company to make additional capital investments in PULS. Such investment by a new investor also could result in a reduction of the carrying value and a corresponding charge against earnings related to the Company's equity investment in PULS and its other German operations.


                               BUSINESS STRATEGY

     The Company's strategic objective is to strengthen its position as the leading broadcaster in Central and Eastern Europe by applying its broadcasting, financial and political expertise to achieve profitability in all of its existing broadcast operations and to develop and operate additional television broadcast operations. Key elements of the Company's strategy include:

          o Being an early market entrant and establishing national and regional television broadcast operations in the emerging markets of Central and Eastern Europe. These markets present opportunities for the Company to compete where advertising expenditures have been experiencing high rates of growth. The Company believes there are significant advantages to being an early entrant into these markets, as there are limited frequencies available to broadcasters, thus limiting competition. The Company also believes early entrants have the opportunity to establish good relationships with advertisers and build viewer loyalty and station identity before other entrants commence operations. In Central and Eastern Europe, early entrants also have the opportunity to acquire exclusive rights to attractive programming for their respective markets.

          o Broadcasting programming attractive to a mass market audience in Central and Eastern Europe. Programming is a critical element in building audience share, which is an extremely important factor in generating advertising revenues. The Company's strategy is to broadcast a mix of locally and internationally produced movies, series, talk shows, variety shows, sports and news. The Company believes broadcasting a significant amount of locally produced programming and developing a distinctive independent news program give a strong local identity to its broadcast operations, cater to local tastes and appeal to the desires of the local regulatory authorities. The Company complements its local programming by building and maintaining an extensive library of exclusive programming rights to popular films and television series produced by the world's leading studios, including Paramount Pictures, Sony Pictures, Twentieth Century Fox and Warner Bros. The Company utilizes 'western style' production techniques to provide high quality local language programming to its television audiences. The Company employs modern equipment and short, lively program formats and purchases state of the art equipment for its studios in each location where it conducts broadcast operations.

          o Creating investment alliances with local strategic partners in each location where it seeks to establish broadcast operations. This approach is consistent with the objectives of local licensing authorities, thereby enhancing the likelihood that the Company or its local strategic partners will be awarded such licenses. Additionally, creating local strategic alliances helps ensure that the Company's broadcast operations will be responsive to local tastes and interests.

          o Maximizing broadcast reach within licensed territories to maximize its potential audience share and therefore increase the attractiveness of its programming to advertisers. In each area where the Company's and its partners' stations do not reach the entire population, the Company seeks to create a network for its programming and seeks to distribute it through local broadcasters and cable systems. The Company concentrates on urban areas where advertising dollars are focused. The Company currently employs satellite technology in Romania, which does not have a well-developed terrestrial television distribution system, to distribute programming to affiliate stations. In order to serve Romania and other markets, the Company has obtained a 12 year lease on a transponder on a Eutelsat HB3 Satellite (the 'Satellite Transponder'), which is scheduled to be launched in the fourth quarter of 1997. When the Satellite Transponder becomes operational, the Company will have the capacity to distribute up to five distinct channels simultaneously without the necessity of building a potentially costly transmission infrastructure in those countries.

          o Leveraging critical mass among its operations. The Company currently broadcasts to approximately 93.9 million people in seven countries and is developing or exploring operations in several other countries. The Company believes it has reached a critical mass which has enabled it to begin to benefit from synergies among the Company's operations. For example, the Company has begun to gain greater leverage in its purchasing, programming, news gathering and production abilities. In addition, the Company intends to develop related businesses which serve broadcasters both affiliated and not affiliated with the Company, and intends to market certain lower cost production services to producers and broadcasters in the higher cost countries of Western Europe and the United States.

          o Employing a dedicated team of experienced professionals who will continue to lead the Company through the complex licensing processes, and seek broadcast rights, in markets of Central and Eastern Europe. Leonard M. Fertig, President and Chief Executive Officer of the Company, has been active in obtaining broadcast licenses for the Company and its strategic partners in Central and Eastern Europe since 1991. Ronald S. Lauder, Chairman of the Company and former U.S. Ambassador to Austria, has been involved actively in the region and plays an important role in the Company's licensing activities. The Company believes its management and dedicated licensing team provide a competitive advantage in obtaining broadcast rights. The Company's success in obtaining broadcast rights generally has been achieved after lengthy competition involving numerous other parties, including major international media companies. The Company also employs experienced operating and financial managers and accesses international technology, programming and funding to promote the successful development and management of its broadcast operations.

                                  THE OFFERING


Securities Offered....................................  $125,000,000 aggregate principal amount of      %
                                                        Convertible Subordinated Notes Due 2004 (the 'Notes').

Interest Payment Dates................................  and       , commencing           , 1997.

Maturity Date.........................................  , 2004.

Conversion............................................  The Notes will be convertible at the option of the holder, in whole or in part, at any time after 60 days
                                                        following the date of original issuance through maturity,
                                                        unless previously redeemed, into Class A Common Stock at
                                                        $      per share, subject to adjustment under certain
                                                        conditions.

Optional Redemption...................................  The Notes will be redeemable, in whole or in part, at the
                                                        option of the Company, at any time on or after         ,
                                                        2000, at the redemption prices set forth herein, plus
                                                        accrued and unpaid interest.

Change in Control.....................................  Upon a Change in Control (as defined), each holder of the
                                                        Notes will have the right, subject to certain conditions
                                                        and restrictions, to require the Company to repurchase
                                                        any or all outstanding Notes submitted by such holder at
                                                        100% of the principal amount, plus accrued and unpaid
                                                        interest.

Subordination.........................................  The Notes will be subordinated to all present and future
                                                        Senior Indebtedness (as defined) of the Company and its
                                                        Subsidiaries and effectively subordinated to liabilities
                                                        (including trade payables but excluding intercompany
                                                        liabilities) of the Company's Subsidiaries.

Use of Proceeds.......................................  Estimated net proceeds of approximately $120 million plus corporate cash balances of approximately $39.1 million will be used to fund broadcast operations in Poland, Ukraine,
                                                        Romania and Slovenia; to continue to fund operations in
                                                        Germany; to fund the Company's commitments with respect
                                                        to its interest in MobilRom; to purchase long-term
                                                        programming rights; to invest in long-term broadcast

                                                        development opportunities; and for general corporate
                                                        purposes.

Proposed Nasdaq SmallCap Market Symbol................  CETVG

Additional Amounts....................................  Payments in respect of the Notes will be made without withholding or deduction for or on account of any taxes,
                                                        duties, levies or other governmental charges of whatever
                                                        nature imposed by or on behalf of Bermuda. The Company
                                                        will, subject to certain exceptions, pay such additional
                                                        amounts ('Additional Amounts') so that Holder will
                                                        receive the full amount of the principal of, premium, if
                                                        any, on and interest on the Notes.

Tax Redemption........................................  The Notes are redeemable at the Company's option, in whole but not in part, at a redemption price equal to
                                                        100% of the principal amount thereof plus accrued and
                                                        unpaid interest (including Additional Amounts, if any) to
                                                        the date of redemption, in the event that the Company
                                                        becomes obligated to pay any Additional Amounts as a
                                                        result of changes in applicable tax laws or regulations
                                                        or in the application or official interpretation thereof.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following data should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Consolidated Financial Statements and the Notes thereto included herein. Data are derived from the Company's audited financial statements and the footnotes thereto included herein.

                                                                                   YEAR ENDED DECEMBER 31,
                                                                              ---------------------------------
                                                                                1994        1995        1996
                                                                              --------    --------    ---------
OPERATING DATA:
Net revenues...............................................................   $ 53,566    $ 98,919    $ 135,985
Operating income...........................................................        957      22,308        9,996
Equity in loss of unconsolidated affiliates................................    (13,677)    (14,816)     (17,867)
Net loss...................................................................    (20,505)    (18,736)     (30,003)
Net loss per common share..................................................         --       (1.28)       (1.55)
Ratio of earnings to fixed charges(1)......................................         --       4.8:1        2.1:1
OTHER DATA:
Broadcast cash flow(2)
  Nova TV..................................................................   $ 12,233    $ 44,789    $  53,128
  PRO TV...................................................................         --      (2,483)      (5,290)
  POP TV...................................................................         --      (4,124)      (6,394)
                                                                              --------    --------    ---------
Consolidated broadcast cash flow...........................................     12,233      38,182       41,444
  Markiza TV...............................................................         --          --       (4,502)
                                                                              --------    --------    ---------
Adjusted broadcast cash flow(3)............................................   $ 12,233    $ 38,182    $  36,942
                                                                              --------    --------    ---------
                                                                              --------    --------    ---------
Net cash (used in) provided by operating activities........................   $ (1,532)   $  1,943    $  (6,619)
Number of television broadcast operations at the end of period.............          3           5           10

                                                                                           DECEMBER 31, 1996
                                                                                       --------------------------
                                                                                        ACTUAL     AS ADJUSTED(4)
                                                                                       --------    --------------
BALANCE SHEET DATA:
Current assets......................................................................   $146,159       $266,559
Total assets........................................................................    365,130        490,130
Total debt..........................................................................     55,096        180,096
Shareholders' equity................................................................    249,320        249,320


------------------

(1) For the ratio calculations, earnings available for fixed charges consist of earnings (losses) before income taxes, plus fixed charges, losses of less than 50% owned affiliates with debt not guaranteed by the Company, and minority interest in earnings (losses) of consolidated subsidiaries. Fixed charges consist of interest on debt. See 'Risk Factors--Effect of Leverage on Ability to Repay Notes and Deficiency of Earnings Available to Cover Fixed Charges.'


(2) 'Broadcast cash flow,' which is commonly used as a measure of performance for broadcast companies, as used herein, is defined as net broadcast revenues, less broadcast operating expenses excluding depreciation and amortization, broadcast selling, general and administrative expenses, and cash program rights costs. Cash program rights costs represent cash payments for current programs payable and such payments do not necessarily correspond to program use. Broadcast cash flow should not be considered as a substitute measure of operating performance or liquidity prepared in accordance with generally accepted accounting principles. Broadcast cash flow is only presented for the periods in which broadcasting took place. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

(3) Consolidated broadcast cash flow plus broadcast cash flow of Markiza TV. The Company has an 80% economic interest in Markiza TV but because it has a 49% voting interest it does not consolidate Markiza TV, but accounts for Markiza TV using the equity method.

(4) As adjusted to reflect the issuance and sale of the Notes by the Company in the Offering and the estimated net proceeds therefrom. See 'Use of Proceeds' and 'Capitalization.'

                                  RISK FACTORS

     Investors in the Notes offered hereby should consider carefully the following significant risk factors, in addition to all of the other information appearing in this Prospectus, in connection with an investment in the Notes.


     HISTORY OF LOSSES. The Company, incorporated in Bermuda in June 1994, is the successor to the television license acquisition and station development activities conducted by its affiliates since 1991, and began generating revenues in 1994. The Company's commercial television activities, begun at Nova TV in February 1994, at PRO TV in December 1995, at POP TV in December 1995, at Markiza TV in August 1996, in Ukraine in October 1996, in Poland in September 1996, at PULS in November 1993, at the Nuremberg Station in April 1994 and at the Leipzig Station and the Dresden Station in May 1996, represent new types of ventures in the Company's markets, and, while Nova TV has generated net income, there can be no assurance that the Company will be successful in achieving net profits in its other broadcast operations. As anticipated, the Company has incurred net losses since inception, and may incur additional net losses for the next several years, particularly in light of its growth strategy. For the years ended December 31, 1996, 1995 and 1994, the Company incurred net losses of $30.0 million, $18.7 million and $20.5 million, respectively. As of December 31, 1996, the Company had an accumulated deficit of $78.0 million. See 'The Company.'


     HOLDING COMPANY STRUCTURE; LIMITATIONS ON ACCESS TO CASH FLOW AND POSSIBLE INABILITY TO SERVICE DEBT. CME conducts all of its operations through Subsidiaries. Accordingly, the primary internal source of CME's cash and its ability to service debt, including the Notes, and its ability to distribute dividends to its holders of Common Stock, are dependent upon the earnings of its Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, CME. CME may not be able to compel its Subsidiaries to make distributions to service the Notes. Because CME is an equity holder or partner of each of its Subsidiaries, CME's claims as such will generally rank junior to all other creditors of and claimants against its Subsidiaries. In the event of a Subsidiary's liquidation, there may not be assets sufficient for CME to recoup its investment therein. Each of the Subsidiaries was formed under the laws of, and has its operations in, a country other than Bermuda, the jurisdiction of CME's organization. In addition, each of CME's operating Subsidiaries receives its revenues in the local currency of the jurisdiction in which it is situated. As a consequence, CME's ability to obtain dividends or other distributions is subject to, among other things, restrictions on dividends under applicable local laws and foreign currency exchange regulations of the jurisdictions in which its Subsidiaries operate. See 'Devaluation; Currency Risk.' The Subsidiaries' ability to make distributions to CME are also subject to their having sufficient funds from their operations legally available for the payment thereof which are not needed to fund their operations, obligations or other business plans and, in some cases, the approval of the other partners, stockholders or creditors of these entities. The laws under which CME's currently operating Subsidiaries are organized provide generally that dividends may be declared by the partners or shareholders out of yearly profits subject to the maintenance of registered capital and required reserves and after the recovery of accumulated losses. If CME's Subsidiaries are unable or unwilling to make distributions to CME, and CME is unable to obtain additional debt or equity financing, CME may be unable to service the Notes and its growth may be inhibited.

     LACK OF AVAILABLE CURRENT EARNINGS FROM SUBSIDIARIES OTHER THAN NOVA
TV. Currently, Nova TV is the only Subsidiary which has sufficient earnings to make distributions to CME. There is no assurance that Nova TV will continue to generate sufficient earnings or liquidity, or that any other Subsidiary will generate sufficient earnings or liquidity, or that distributions from Subsidiaries in U.S. dollars will be made to CME in amounts sufficient to make the required principal and interest payments on the Notes. See 'Holding Company Structure; Limitations on Access to Cash Flow and Possible Inability to Service Debt.'

     SUBORDINATION. The Notes will be general unsecured obligations of CME, subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of CME and its Subsidiaries. See 'Description of Notes.' As of

December 31, 1996, on a pro forma basis, after giving effect to the

Offering, the outstanding Senior Indebtedness of the Company and its consolidated subsidiaries would have been approximately $55,096,000. There are no restrictions in the Indenture on the creation of additional Senior Indebtedness including any indebtedness ranking senior to the Notes. At December 31, 1996, on a pro forma basis, after giving effect to the Offering, liabilities (including trade payables but excluding inter-company liabilities) of the Company's consolidated subsidiaries, to which the Notes are effectively also subordinated, were approximately $105,052,000.


     EFFECT OF LEVERAGE ON ABILITY TO REPAY NOTES AND DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES. As of December 31, 1996, on a pro forma basis, after giving effect to the Offering and the use of proceeds therefrom, CME and its consolidated subsidiaries would have had approximately $180,096,000 of total debt. Assuming the Company issued and sold the Notes as of January 1, 1995, and assuming an interest rate of 6.5%, the Company would have had a ratio of earnings to fixed charges of 1.8:1 for the year ended December 31, 1995 and a deficiency of earnings available to cover fixed charges of $2,784,000 for the year ended December 31, 1996. The degree to which the Company is leveraged could have important consequences to purchasers of the Notes including (i) increasing the Company's vulnerability to adverse general economic and industry conditions,
(ii) limiting the Company's ability to obtain additional financing in the future, (iii) reducing the Company's flexibility to respond to changing business, technological and economic conditions, (iv) impeding the Company's ability to obtain financing or refinancing for general working capital expenditures or for other general corporate purposes, and (v) requiring the dedication of a substantial portion of the cash flow from those Subsidiaries of the Company that the Company is able to access to pay the principal and interest on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate purposes.


     LIMITATIONS ON REPURCHASE OF NOTES AND ABSENCE OF FINANCIAL
COVENANTS. Upon a Change of Control or a Termination of Trading, each holder of the Notes will have certain rights to require the Company to repurchase all or a portion of such holder's Notes. See 'Description of the Notes-- Repurchase at the Option of Holders Upon a Change of Control--Right to Require Repurchase of Notes Upon a Termination of Trading.' If a Change of Control or a Termination of Trading were to occur, there can be no assurance that the Company would have, or would be able to arrange for, sufficient funds to pay the repurchase price for the Notes tendered by the holders thereof. In addition, these repurchase features of the Notes may make it more difficult to effect or may discourage a change in control of the Company. These provisions resulted from negotiations between the Company and the Underwriters and are not the result of the Company's knowledge of any specific effort to obtain control of the Company by means of accumulating shares of common stock of the Company or by means of a merger, tender offer, solicitation or otherwise, or part of a plan by the Company to adopt a series of anti-takeover provisions. The Indenture does not contain any financial performance covenants. Consequently, the Company is not required under the Indenture to meet any financial tests such as those that would measure the Company's working capital, amount of additional indebtedness, interest coverage, fixed charge coverage, net worth, or other tests in order to maintain compliance with the terms of the Indenture. See 'Description of Notes.'

     DEPENDENCE ON ADDITIONAL CAPITAL. The ownership, development and operation of television broadcast operations requires substantial capital investment. The net proceeds of the Offering together with the Company's current cash balances, distributions from Nova TV and local financing of broadcast operations and broadcast operations under development should be adequate to satisfy the Company's operating and capital requirements for approximately 12 to 18 months. There can be no assurance that the Company will be able to obtain additional local financing of broadcast operations or broadcast operations under development on terms acceptable to the Company. Thereafter, the Company anticipates it will require additional capital as it continues to pursue its growth strategy. See 'Use of Proceeds.' Sources of additional capital may include debt and equity financing at the Subsidiary level and additional debt and equity financing by the Company. Any additional equity financing by the Company may be dilutive to shareholders. The Company's ability to obtain additional debt financing at other than the operating Subsidiary level may be limited because it does not conduct operations directly and may have no significant source of cash flow available for debt service. If such financing is unavailable, the number of television broadcast operations which the Company can develop in the future may be limited. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

     COMPETITIVE INDUSTRY. The Company encounters, and expects to continue to encounter, intense competition in the television broadcasting industry. The Company's television stations compete, and the Company's broadcast operations under development will compete, for revenues, viewers and programming with other private television stations, with government-owned and operated television stations and with cable and direct broadcast satellite television systems in their respective markets. The Company also competes for revenues with other advertising media, such as newspapers, radio, magazines and outdoor advertising. In addition, the Company is faced with numerous competitors, both strategic and financial, in attempting to obtain television broadcast rights and programming in Central and Eastern Europe. Many actual and potential competitors are part of larger companies with substantially greater financial, marketing and other resources than the Company, and there can be no assurance that the Company will be able to compete effectively against its existing or future competitors. In each of the markets in which the Company competes, additional licenses may be granted by regulatory authorities. See 'Business--Operations in the Czech
Republic: Nova TV-- Competition,' 'Business--Operations in Romania: PRO TV--Competition,' 'Business--Operations in Slovenia: POP TV--Competition,' 'Business--Operations in the Slovak Republic: Markiza TV-- Competition,' 'Business--Operations in Ukraine: Studio 1+1 Group--Competition,' 'Business-- Operations in Poland--Competition,' 'Business--Operations in Germany: the German

Stations-- Competition,' and 'Business--Broadcast Operations Under Development.'

     RISKS OF TELEVISION BROADCAST OPERATIONS. The Company's operating results are dependent upon the sale of commercial advertising time and the ability to control operating expenses. The sale of commercial advertising time is dependent on the general economic conditions in the country and market where each television broadcast operation is located, the relative popularity of the programming of the Company's broadcast operations, the demographic characteristics of the audiences of the Company's broadcast operations, the activities of competitors and other factors which may be outside of the Company's control. The cost of programming to the Company may increase as the Company broadcasts a greater number of locally produced programs and as the commercial television markets in which the Company operates continue to develop. The Company intends to pursue aggressively license, investment and development opportunities in additional broadcast operations in Central and Eastern Europe. This growth strategy entails the risks inherent in assessing the value, strengths and weaknesses of development opportunities, in evaluating the costs and uncertain returns of building and expanding the facilities for operating stations and in integrating and managing the operations of additional television stations. In addition, the Company is in varying degrees dependent, in the countries in which it operates, upon the availability and accessibility of government-owned broadcast and transmission facilities for distribution of its signal throughout its license areas.


     FINANCIAL CONDITION OF PULS. PULS, in which the Company has a substantial equity investment, continues to require additional cash funding to meet ongoing operating deficits. The Company estimates total cash funding required for PULS to be approximately $5.5 million through June 1997. See 'Use of Proceeds' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.' None of the investors in PULS, including the Company, have further contractual obligations to invest additional capital in this station. The partners of PULS are currently in negotiations with potential new investors in PULS. A new investor would be expected to acquire a significant equity interest in PULS, either as a co-investor with the Company or as a sole investor, which may result in a change in the Company's equity interest in PULS. A new investor would be expected to assume responsibility for PULS' operations. Depending on the results of negotiations with these potential new investors, the Company may continue to have significant funding obligations with respect to PULS. Regardless of whether a transaction with a new investor is consummated, there can be no assurance that the Company may not have to take a reduction of all or a portion of the carrying value of the Company's equity interest in PULS, which was $12.6 million as of December 31, 1996, and a corresponding charge against the Company's earnings. If such an investment is not obtained or if a determination is made not to further fund the operations of PULS, insolvency may occur, requiring a sale or cessation of its operations.

Such action could result in the loss by the Company of part or all of its equity in PULS. In addition, a reduction of the carrying value of PULS, or other factors, might cause the Company to reduce all or part of the carrying value of the Company's investments in FFF (the parent company of the Nuremberg Station) and SFF (through which the Company owns its interests in the Leipzig Station and the Dresden Station) which were $6.1 million and $1.6 million, respectively, as of December 31, 1996. See 'The Company' and 'Business--Operations in Germany: the German Stations--Recent Developments.'


     POSSIBLE INABILITY TO CONTROL SUBSIDIARIES. The Company has invested in its operating Subsidiaries with strategic and financial partners. Although the Company is involved to varying degrees in the management of its Subsidiaries and intends to invest in the future only in broadcast operations in which it will be involved in management, the degree of its voting power in Subsidiaries in which the Company owns less than a majority of the voting power, and the voting power and veto rights of its strategic and financial partners in Subsidiaries in which the Company owns a majority of the voting power, may preclude it from controlling the operations, strategies and financial decisions of its Subsidiaries or other entities in which it may acquire interests. The Company may be unable, without the consent of the relevant partners, to cause its Subsidiaries, whether or not majority owned, to make distributions, to implement strategies or to make programming decisions that the Company may favor. Moreover, the ability of the Company to sell equity interests in its Subsidiaries is subject to equity holder or similar agreements and, in certain cases, regulatory approvals that limit the ability of the parties (including the Company) to transfer their equity interests. Therefore, there can be no assurance of the Company's ability to realize economic benefits through the sale of its assets. See 'The Company.'


     EXPANSION INTO EARLY STAGE MARKETS. The Company is developing broadcast operations, and is pursuing opportunities to expand broadcast operations, in several Central and Eastern European markets where market economies only recently have begun to develop. The Company's primary assets, its interests in over-the-air television licenses, are government granted. Although the general trend in the markets in which the Company operates and intends to operate has been toward more open markets and trade policies and the fostering of private economic activity, no assurance can be given that the governments in the region will continue to pursue such policies or that such policies may not be altered significantly, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting economic, political or social life. Social unrest, political instability, economic distress or other factors beyond the Company's control in any such Central or Eastern European country could have a material adverse effect on the Company's business. Moreover, to the extent that the Company expands its reach by utilizing satellite facilities to transmit its signal to affiliates in a particular country, it may become subject to governmental regulation restricting such transmission. Accordingly, there can be no assurance that the Company will be successful in developing and expanding broadcast operations in its prospective new markets or that such operations can be operated profitably. See 'Business--Operations in Ukraine: Studio 1+1 Group;' 'Business--Operations in Poland;' 'Business--Broadcast Operations Under Development.'




     RISKS OF CRIME AND CORRUPTION. The local and international media have reported significant organized criminal activity and government corruption in certain markets where the Company conducts operations. There can be no assurance that organized or other crime or claims (whether or not substantiated) that the Company or any of its Subsidiaries has been involved in official corruption will not in the future have a material adverse effect on the Company.


     RISKS INHERENT IN FOREIGN INVESTMENT. The Company has invested all of its resources in operations outside of the United States and plans to make additional international investments in the future. Risks inherent in foreign operations include loss of revenues, property and equipment from expropriation, nationalization, war, insurrection and other political risks, risks of increases in taxes and governmental royalties and fees and involuntary renegotiation of contracts with or licenses from foreign governments. The Company is also exposed to the risk of changes in foreign and domestic laws and policies that govern operations of overseas-based companies.

     DEVALUATION; CURRENCY RISK. Although the Company's Subsidiaries have attempted, and will continue to attempt, to match revenues and expenses and borrowings and repayments in terms of their respective local currencies, the Company and its Subsidiaries currently generate most of their revenues in Czech korunas, Romanian lei, Slovenian tolar, Slovak korunas, Ukrainian hryvna, Polish zloty, Hungarian forints and German marks and incur expenses in those currencies as well as in British pounds and United States dollars. Certain expenses, primarily for programming, are incurred in United States dollars and other foreign currencies. Fluctuations in the value of foreign currencies may cause United States dollar translated amounts to change in comparison with previous periods. Each of the Slovenian, Romanian, Slovak, Ukrainian and Polish currencies is a managed currency with limited convertibility. In addition, the Company in the future may acquire interests in entities that operate in other countries where the removal or conversion of currency is restricted. The Company currently does not hedge against foreign currency exchange translation risks with respect to its dollar-denominated financial statements but may hedge against specific foreign currency transaction risks. Because of the number of currencies involved, the constantly changing currency exposures and the fact that all foreign currencies do not fluctuate in the same manner against the United States dollar, the Company cannot quantify the effect of exchange rate fluctuations on its future financial condition or results of operations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations-- Foreign Currency.'

     GOVERNMENT REGULATORY RESTRICTIONS. Broadcast operations of the Company are subject to extensive government regulation as to the issuance, renewal, transfer and ownership of station licenses, as well as the timing and content of programming and the timing, content and amount of commercial advertising permitted. In many countries the regulatory systems as they apply to private (and especially foreign) investors in broadcasting stations are relatively new and untested. In certain countries the Company is restricted in the amount of direct interests it may hold in television stations; in such cases station licenses may be held by the Company's local partners, and the Company has arrangements to provide programming, advertising and other services (including management services) to the station. No assurance can be given that any necessary regulatory approvals for these arrangements will be obtained or that such arrangements will not be subject to regulatory review in the future which may limit the influence the Company may have with respect to its local broadcast partners. There are also regulations requiring that certain percentages of programming be produced or originated in local markets. The cost of programming could also increase as a result of political initiatives taken by the European Union to increase the amount of European-produced programming broadcast. In addition, broadcast regulations and license conditions in the Company's markets impose operating conditions relating, for example, to required amounts of broadcasting, use of locally produced programming and the content and quantity of advertising which may be broadcast. While the Company believes that it and its Subsidiaries are in compliance in all material respects with applicable laws, rules, regulations, and licenses, there can be no assurance that more restrictive laws, rules, regulations or enforcement policies will not be adopted in the future which could make compliance more difficult or expensive or otherwise adversely affect the Company's business or prospects. See 'Business--Operations in the Czech Republic: Nova TV--Regulation,' 'Business--Operations in Romania: PRO TV--Regulation,' 'Business--Operations in
Slovenia: POP TV--Regulation,' 'Business--Operations in the Slovak Republic:
Markiza TV--Regulation,' 'Business--Operations in Ukraine: Studio 1+1 Group-- Regulation,' 'Business--Operations in Poland--Regulation,' 'Business--Operations in Germany: the German Stations--Regulation' and 'Business--Broadcast Operations Under Development.'


     UNCERTAINTY OF LICENSE RENEWALS. The licenses to operate the Company's broadcast operations are effective for the following periods: (i) the license to operate Nova TV expires in 2005; (ii) the six licenses of PRO TV's affiliate stations in Romania expire from 2001 to 2002; (iii) the licenses of the Company's two partners in Slovenia expire in 2002; (iv) the license of the Company's partner in the Slovak Republic expires in 2007; (v) the license to provide programming and sell advertising to UT-2 in Ukraine expires in 2006;
(vi) the license to operate TV Wisla expires in 2004; (vii) the licenses to operate PULS and the Nuremberg Station expire in 2000 and 2001, respectively;
(viii) the licenses to operate the Leipzig Station and the Dresden Station expire in 2003; and (ix) the license to operate Radio Alfa expires in 1999. All of the licenses pursuant to which the Company's or its local partners' television stations operate are by their terms renewable. The Company has no reason to believe that these licenses will not be renewed. However, no statutory or regulatory presumption exists for the current license holder, and there can be no assurance that these licenses will be renewed by the local media authorities upon expiration of their initial terms. The failure of any such licenses to be renewed may have a material adverse effect on the Company.


     RISKS INVOLVED IN USING SATELLITE TRANSPONDER. The Company is using satellite technology to assist it in maximizing broadcast reach in certain of its broadcast operations. The Company currently uses satellite technology pursuant to a short-term lease in anticipation of the launch of the satellite containing the Satellite Transponder. There is a risk (i) that the satellite on which the Company leases the Satellite Transponder will not be launched in the fourth quarter of 1997 as scheduled, (ii) that this satellite or the Satellite Transponder will not function as expected and (iii) that this satellite will have a shorter useful life than expected. The occurrence of any of these events could impair the Company's ability to extend its broadcast reach in certain countries. Although the Company intends to arrange suitable backup plans, there can be no assurance that the occurrence of any of these events would not have a material adverse effect on the Company's business and the results of its operations.

     DEPENDENCE ON KEY PERSONNEL. The success of the Company is particularly dependent upon the active involvement of Leonard M. Fertig, President and Chief Executive Officer, and Ronald S. Lauder, Chairman. The loss of the services of either of these individuals could have a material adverse effect on the Company. The degree of Mr. Lauder's involvement in the activities of the Company varies from time to time based on the then current needs of the Company. Mr. Lauder's involvement has been greatest in connection with the acquisition of broadcast rights and in locating local strategic partners. Mr. Lauder is not an employee of the Company. The Company has an employment agreement with Mr. Fertig, which expires on August 9, 1998. The employment agreement with Mr. Fertig contains a non-compete covenant, with a term of two years after the termination of employment. Because of the specialized nature of the Company's business, the Company believes that its future success will depend in large part upon its ability to attract and retain highly-skilled managerial, technical and marketing personnel as well as experienced local managers. Although the Company has been successful in attracting such personnel in the past, competition for such personnel is intense, and there can be no assurance that the Company will continue to be successful in attracting and retaining the personnel it requires to grow. See 'Management.'

     CONTINUING CONCENTRATION OF SHARE OWNERSHIP AND VOTING CONTROL; ANTI-TAKEOVER PROVISIONS. The Company's officers and directors, and certain of their affiliates and employees, collectively own beneficially approximately 26.2% of the outstanding capital stock and 67.5% of the voting power of the Company. Ronald S. Lauder owns beneficially approximately 21.9% of the outstanding capital stock and 56.3% of the voting power of the Company, except where a separate class vote is required by Bermuda law. Mr. Lauder has the ability to control the election of the Board of Directors of the Company and thus the direction and future operations of the Company without the supporting vote of any other shareholder of the Company, including decisions regarding acquisitions and other business opportunities (except with respect to a 'going private' transaction between the Company and Mr. Lauder), the declaration of dividends and the issuance of additional shares of Class A Common Stock and other securities. Such concentration of ownership may have the effect of delaying, deferring or preventing a change of control of the Company, a transaction which might otherwise be beneficial to shareholders. In addition, the Company's Memorandum of Association and bye-laws contain provisions that could delay, defer or prevent a change in control without the approval of the incumbent Board of Directors. These provisions, among other things, create a class of common stock with super voting rights and authorize the Board of Directors to issue preferred stock in one or more classes or series without any action on the part of the shareholders. Such provisions could limit the price that investors might be willing to pay in the future for shares of Class A Common Stock and impede the ability of the shareholders to replace management even if factors warrant such a change. Moreover, certain provisions of the Notes make it more difficult to effect or may discourage a change in control of the Company. See 'Risk Factors--Limitations on Repurchase of Notes and Absence of Financial Covenants.' A change of control of the Company may result in a loss of the Company's rights to certain television broadcast licenses which could have a material adverse effect on the Company, and which, therefore, may impede a third party from attempting to obtain control of the Company. See 'Description of Capital Stock.'

     ABSENCE OF PUBLIC MARKET FOR THE NOTES. Prior to the Offering there has been no public market for the Notes and there can be no assurances that an active trading market will develop or be sustained. The trading price of the Notes or the shares of Class A Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, regulatory factors, competitive conditions, market and economic conditions and general trends in the broadcasting industry.

     ENFORCEMENT OF CIVIL LIABILITIES AND JUDGMENTS. The Company is a Bermuda company, and substantially all of its assets and all of its operations are located, and all of its revenues are derived, outside the United States. The Company has appointed Corporation Service Company as its agent to receive service of process with respect to any action brought against it in the United States District Court for the Southern District of New York or any New York State court under the securities laws of the United States or any state thereof. However, it may not be possible for investors to enforce outside the United States judgments against the Company obtained in the United States in any civil actions, including actions predicated upon the civil liability provisions of the United States federal securities laws. In addition, certain of the directors and officers of the Company are non-residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. There is uncertainty as to whether the courts of the countries in which the Company operates or plans to operate would enforce (i) judgments of United States courts obtained against the Company or such persons predicated upon the civil liability provisions of the United States federal and state securities laws or (ii) in original actions brought in such countries, as applicable, liabilities against the Company or such persons predicated upon the United States federal and state securities laws. A final and conclusive judgment in Federal or State courts of the United States under which a sum of money is payable (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty or multiple damages) may be subject to enforcement proceedings as a debt in the Supreme Court of Bermuda under the common law doctrine of obligation. Among other things, it is necessary to demonstrate that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda and that the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice and was not based on error in Bermuda law.

     BERMUDA CORPORATE LAW. The Company is a Bermuda company and, accordingly, is governed by The Companies Act 1981 of Bermuda. The Companies Act 1981 of Bermuda differs in certain respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholder's suits, indemnification of directors and inspection of corporate records. See 'Description of Capital Stock--Differences in Corporate Law.'

     FOREIGN PERSONAL HOLDING COMPANY AND PASSIVE FOREIGN INVESTMENT COMPANY RULES. The Company seeks to manage its affairs and the affairs of its Subsidiaries so that neither the Company nor any of its foreign corporate Subsidiaries would be classified as a foreign personal holding company ('FPHC') or a passive foreign investment company ('PFIC') under the United States Internal Revenue Code of 1986, as amended. If the Company or any such Subsidiaries were an FPHC, the undistributed foreign personal holding company income (generally, the taxable income, with certain adjustments), if any, of the Company or of its foreign corporate Subsidiaries would be included in the income of the United States shareholders of the Company as a dividend, on a pro rata basis. If the Company were a PFIC, then each United States shareholder of the Company generally would, upon certain distributions by the Company or upon disposition of the Class A Common Stock at a gain, be liable to pay tax at the then prevailing rates on ordinary income plus an interest charge, as if the distribution or gain had been recognized ratably over the United States shareholder's holding period for the Class A Common Stock, or if a 'qualified electing fund' election were made by the United States shareholder, a pro rata share of the Company's ordinary income and net capital gain would be required to be included in the United States shareholder's income each year. While the Company intends to manage its affairs and the affairs of its Subsidiaries so as to avoid FPHC and PFIC status, there can be no assurance that the Company will be successful in this endeavor. See 'Certain Tax Considerations--United States Federal Income Taxation--Foreign Personal Holding Companies' and 'Certain Tax Considerations--United States Federal Income Taxation--Passive Foreign Investment Companies.'

     FORWARD-LOOKING STATEMENTS. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, believes, intends or anticipates will or may occur in the future, including such matters as future investments in existing television broadcast operations and the development of new television broadcast operations (including the amount and nature thereof), the use of proceeds of this Offering, business strategies and the future need for additional funds from outside sources, are forward-looking statements.


     Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements herein. Important factors that could contribute to such differences are set forth herein under 'Risk Factors,' including, but not limited to, 'History of Losses,' 'Holding Company Structure; Limitations on Access to Cash Flow and Possible Inability to Service Debt,' 'Lack of Available Current Earnings from Subsidiaries Other than Nova TV,' 'Effect of Leverage on Ability to Repay Notes and Deficiency of Earnings Available to Cover Fixed Charges,' 'Limitations on Repurchase of Notes and Absence of Financial Covenants,' 'Dependence on Additional Capital,' 'Competitive Industry,' 'Risks of Television Broadcast Operations,' 'Financial Condition of PULS,' 'Possible Inability to Control Subsidiaries,' 'Expansion into Early Stage Markets,' 'Risks of Crime and Corruption,' 'Risks Inherent in Foreign Investment,' 'Devaluation; Currency Risk,' 'Government Regulatory Restrictions,' 'Uncertainty of License Renewals,' and 'Risks Involved in Using Satellite Transponder.'

                                  THE COMPANY

     The Company is the leading television broadcaster in Central and Eastern Europe, broadcasting to an aggregate of 84.9 million people in six countries in the region and an additional 9.0 million people in Germany. The Company operates the leading national television station in the Czech Republic and the Company's television operations in Romania, Slovenia and the Slovak Republic command the leading audience share within their respective areas of broadcast reach. The Company recently commenced television broadcast operations in Ukraine and southern Poland, and has television broadcast operations under development in other areas of Poland and in Hungary which, in the aggregate, potentially could reach an additional 32 million people. The Company's strategy is to continue capitalizing on the substantial market opportunities created by the emergence of private commercial television and the corresponding significant growth of television advertising expenditures in these markets.

     Central European Media Enterprises Ltd. was incorporated in June 1994 under the laws of Bermuda. The chart on the following page sets forth the functional corporate structure of the Company.

     The Company's ownership interest in Ceska Nezavisla Televizni Spolecnost s.r.o. ('Nova TV') is governed by the terms of a Memorandum of Association and Investment Agreement dated as of May 4, 1993 to which Ceska Sporitelna Bank ('CS') and CET 21 s.r.o. ('CET 21'), are also parties. In August 1996, the

Company purchased CS's 22.0% economic interest in Nova TV and virtually all of CS's voting power in Nova TV (the 'Additional Nova TV Purchase'). In March 1997, the Company acquired an additional 5.2% interest in Nova TV through the retirement of a $5.2 million loan in exchange for such interest (the '1997 Nova TV Purchase'). The Company is in the process of registering the Additional Nova TV Purchase and the 1997 Nova TV Purchase pursuant to Czech law. On an ongoing basis, after giving effect to the Additional Nova TV Purchase and the 1997 Nova TV Purchase, the Company is entitled to 93.2% of the total profits of Nova TV and has 91.2% of the voting power in Nova TV. CET 21 and certain of its partners will own the remaining 6.8% of Nova TV, subject to the registration procedures. CET 21 has given Nova TV the exclusive access to the use of the broadcast license. The Company has the right to appoint five of the seven members of Nova TV's Committee of Representatives, which directs the affairs of Nova TV. With respect to certain fundamental corporate decisions, including the declaration of dividends, a 67.0% vote of the voting interest is required. A representative of CET 21 has certain delay and veto rights on non-economic programming matters related directly to the broadcast license. See 'Business--Litigation.'

     The Company's interest in PRO TV is governed by a Cooperation Agreement (the 'Romanian Agreement') among CME Media Enterprises B.V. ('CME BV'), Adrian Sarbu ('Sarbu') and Ion Tiriac ('Tiriac'), forming Media Pro International S.A. ('Media Pro International'). Pursuant to the Romanian Agreement, the Company owns 77.5% of the equity of Media Pro International. Interests in profits of Media Pro International are equal to the partners' equity interests. Sarbu and Tiriac hold options (exercisable until August 1997 at a cost per unit equal to the cost per unit of the Company's original investment in Media Pro International) on a portion of the Company's equity which, if exercised, could reduce the Company's equity interest to not less than 66.0%. The Company has the right to appoint three of the five members of the Council of Administration which directs the affairs of Media Pro International. Although the Company has majority voting power in Media Pro International, with respect to certain financial and fundamental corporate matters the affirmative vote of either Sarbu or Tiriac is required. The Company recently exercised an option to purchase 49.0% of the equity of PRO TV, SRL, an affiliate station of Media Pro International. Messrs. Sarbu and Tiriac own substantially all of the remainder of PRO TV, SRL. PRO TV, SRL holds many of the licenses for the stations which comprise the PRO TV network. The Company also owns a 95.0% equity interest in Unimedia SRL ('Unimedia'), which owns a 10.0% equity interest in a consortium, MobilRom ('MobilRom'). In December 1996, MobilRom was awarded a license to operate a GSM cellular telephone network in Romania. Mr. Sarbu owns the remaining 5.0% of Unimedia.

         CENTRAL EUROPEAN MEDIA ENTERPRISES LTD. CORPORATE STRUCTURE*

             [CHART REFLECTING ORGANIZATION STRUCTURE OF COMPANY]

                    Central European Media Enterprises Ltd.
                                       |
                                       |
                                       |
                                   Dutch and
   CME Development_____100.0%_____Netherlands_____100.0%_____CME Programming
     Corporation                   Antilles                   Services Inc.
                                    Holding
                                   Companies
                                       |
                                       |
    ___________________________________|_______________________________________
    |           |           |              |       |     |           |        |
    |           |           |              |       |     |           |        |
  100.0%     93.2%(1)    62.0%(2)       77.5%(3)   |  85.3%(4)    80.0%(5)    |
    |           |           |              |       |     |           |        |
    |           |           |              |       |     |           |        |
 German      Nova TV    Radio Alfa     Media Pro   |  Pro Plus      STS       |
 Holding     (Czech       (Czech     International |  (POP TV)  (Markiza TV)  |
Companies   Republic)    Republic)     (PRO TV/    | (Slovenia)   (Slovak     |
    |                                   PRO FM)    |             Republic)    |
    |_______________________           (Romania)   |                          |
    |      |               |         ______________|                          |
    |      |               |         |      __________________________________|
  58.0%  50.0%           50.0%       |      |      |      |             |
    |      |               |         |      |      |      |             |
    |      |               |         |    50.0%    |  24.9%(6)(7)  33.0%(6)(8)
  PULS    FFF         ____SFF____    |      |      |      |             |
           |          |         |    |      |      |      |             |
           |          |         |    |  Studio 1+1 |  Broadcast     Broadcast
         74.8%      33.3%     33.3%  |    Group    | Oper. Under   Oper. Under
           |          |         |    |  (Ukraine)  |   Develop.      Develop.
           |          |         |    |             |   2002 Kft.       TVN
       Nuremberg   Leipzig   Dresden |             |   (Hungary)     (Poland)
        Station    Station   Station |             |                    |
                                     |             |_______             |
                                     |                    |             |
                                    9.5%                97.4%         49.0%
                                     |                    |             |
                                     |                    |             |
                                 MobilRom             Videovox      TV Wisla
                                 (Romania)            (Hungary)
---------------
(1) The Company is in the process of registering its recent acquisitions of additional interests of Nova TV under Czech law, raising its economic interest in Nova TV from 66.0% to 93.2%.

(2) The Company has outstanding loans to Radio Alfa which are convertible into an additional equity interest which, when combined with its current 62.0% interest, would give the Company an 83.7% interest in Radio Alfa.

(3) The Company's partners in Romania hold options to purchase equity from the Company which, if exercised, would reduce the Company's equity interest to not less than 66.0%.

(4) The Company owns 78.0% of the equity in Pro Plus, but has an effective 85.3% economic interest, as a result of its rights to 33.0% of the profits of MMTV and 33.0% of the profits of Tele 59.

(5) The Company has an 80.0% economic interest and a 49.0% voting interest in STS.

(6) The Company or its local partners have acquired television broadcast licenses (or are applying for television broadcast licenses) and are developing broadcast operations in these countries.

(7) As a condition to bidding on a national broadcast license, the Company reduced its 97.5% interest in 2002 Kft. to 24.9%.

(8) TVN, the Company's Polish subsidiary, in which it has a 33.0% equity interest has been awarded television broadcast licenses in northern Poland and the cities of Warsaw and Lodz. TVN currently owns 49.0% of TV Wisla and has an option which could increase TVN's equity interest in TV Wisla to approximately 76.2%.

* All interests indicated are economic interests; equity and/or voting interests may vary.

     The Company's interest in POP TV is governed by a Partnership Agreement (the 'Slovenian Partnership Agreement') among CME BV, MMTV 1 d.o.o. Ljubljana ('MMTV') and Tele 59 d.o.o. Maribor ('Tele 59'), forming Produkcija Plus d.o.o. ('Pro Plus'). In March 1997, the Company purchased a substantial portion of MMTV's interest in Pro Plus for an aggregate price of approximately $5.0 million (the 'Additional Pro Plus Purchase'). After giving effect to the Additional Pro Plus Purchase, the Company currently owns 78.0% of the equity in Pro Plus, but has an effective economic interest of 85.3% as a result of its right to 33.0% of the profits of MMTV and 33.0% of the profits of Tele 59. Tele 59 currently owns a 21.0% equity interest in Pro Plus, and MMTV currently owns a 1.0% equity interest in Pro Plus. The Company, which owns 10.0% of the equity of each of Tele 59 and MMTV, has acquired an option to increase its equity interest in MMTV in conjunction with the Additional Pro Plus Purchase. Voting power and interests in profits of Pro Plus are equal to the partners' equity interests. All major decisions concerning the affairs of Pro Plus are made by the general meeting of partners and require a 70.0% affirmative vote. Certain financial and fundamental corporate matters require an 85.0% affirmative vote of the partners. In July 1996, the Company, together with MMTV and Tele 59, entered into an agreement to purchase a 66.0% equity interest in Kanal A, a privately owned television station in Slovenia, which competes with POP TV (the 'Kanal A Agreement'), which would increase POP TV's broadcast reach to approximately 85% of the Slovenian population. There is currently an injunction in effect preventing the completion of the Kanal A Agreement. See 'Business--Litigation.'

     The Company's interest in Markiza TV is governed by a Participants Agreement dated September 28, 1995 (the 'Slovak Agreement') between CME BV and Markiza-Slovakia s.r.o. ('Markiza') forming Slovenska Televizna Spolocnost, s.r.o. ('STS'). Pursuant to the Slovak Agreement, the Company is required to fund all of the capital requirements of, and holds a 49.0% voting interest and an 80.0% economic interest in, STS. Markiza, which holds the television broadcast license, and STS have entered into an agreement under which STS is entitled to conduct television broadcast operations pursuant to the license. On an ongoing basis, the Company is entitled to 80.0% of the profits of STS, except that until the Company is repaid its capital contributions plus a priority return at the rate of 6.0% per annum on such capital contributions, 50.0% of the profits will be paid to the Company and the remaining 50.0% of the profits will be paid pro rata to the partners based on their economic interests. A Board of Representatives directs the affairs of STS, the composition of which includes two designees of the Company and three designees of Markiza, however, all significant financial and operational decisions of the Board of Representatives require a vote of 80.0% of its members. In addition, certain fundamental corporate matters are reserved for decision by a general meeting of partners and require a 67.0% affirmative vote of the partners.

     In Ukraine, the Studio 1+1 Group consists of several entities in which the Company holds direct or indirect interests. CME BV, through a wholly-owned subsidiary, holds a 50.0% equity interest in each of Innova Film GmbH ('Innova') and International Media Services ('IMS'). In addition, this wholly-owned subsidiary anticipates that it will acquire an indirect 25.0% equity interest in Prioritet, a Ukrainian based company ('Prioritet'). Innova holds an indirect 30.0% equity interest in a separate Ukrainian based company which holds the license to broadcast programming and sell advertising on UT-2 (the 'UT-2

License'). This Ukrainian based company has, in turn, assigned its right to sell advertising on UT-2 to Innova. In addition, Innova, IMS and Prioritet have entered into arrangements regarding advertising revenues generated on UT-2. Interests in profits of each entity in the Studio 1+1 Group are equal to equity interests held in such entities. All significant decisions of the entities in the Studio 1+1 Group are reserved for decision of the shareholders, requiring a majority vote (other than decisions of the shareholders of the Ukrainian based company which holds the UT-2 broadcast license, which require a 75.0% vote). Certain fundamental corporate matters of these entities require unanimous shareholder approval.

     The Company together with the Polish media group ITI, are partners in TVN Sp. z.o.o. ('TVN') in Poland. ITI holds 67.0% of the equity in TVN and the Company holds the remaining 33.0%. The governance provisions for TVN are set forth in a Shareholders Agreement dated as of May 25, 1995 between CME BV and ITI (the 'TVN Agreement'). Pursuant to the TVN Agreement, the economic interests of the Company and ITI are equivalent to their equity interests. A Supervisory Board directs the affairs of TVN, and is comprised of five designees of ITI and four designees of the Company. The affirmative vote of at least two ITI designees and two Company designees is required to approve certain significant financial and operational decisions. Certain fundamental corporate matters including the declaration of dividends and the termination or liquidation of TVN are reserved for decision by the shareholders of TVN, and require the affirmative vote of holders of at least 75% of the outstanding equity.


     In Hungary, the Company has submitted an application for a national broadcast license through a consortium, including MEDIA COM, InterCom and DDTV, in accordance with tender procedures which were recently announced. Until recently, the Company owned 97.5% of the equity of 2002 Tanacsado es Szolgaltato Korlatolt Felelosegu Tarsasag ('2002 Kft'), however, as a condition to bidding on a national broadcast license, the Company reduced its interest in 2002 Kft to 24.9%. In December 1996, CME BV acquired 2002 Kft's 97.4% equity interest in Videovox Studio Limited Liability Company, a Hungarian dubbing and production company ('Videovox').


     The Company's present 58.0% non-controlling ownership interest in the German limited partnership that operates PULS is held through wholly-owned intermediate entities and limited partnerships (the 'CME Partnerships'). The Company's interest in PULS is governed by a partnership agreement among the CME Partnerships and their partners (the 'PULS Partnership Agreement'). Currently, calls for capital contributions may be made by a 75.0% vote of the voting power of the partners in PULS, but this capital call would be binding only upon partners who voted in favor. A partner which does not make a contribution upon such a capital call will have its equity interest diluted. Since September 1995, the partners have approved capital calls aggregating DM44,075,000 ($28,435,000) and the Company, on its own, has agreed to fund virtually the full amount of these capital calls.

     The PULS Partnership Agreement provides that profits and losses of PULS are shared as follows: net losses are allocated to the partners in proportion of their capital contributions; cumulative net profits are allocated in the same proportion until such losses are recovered. Thereafter, once certain priority returns have been paid, the Company will be entitled to 58.0% of the profits of PULS. Pursuant to the PULS Partnership Agreement, the Company currently has effectively 50.4% of the voting power of PULS. In general, a 75% vote of the voting power of the partners of PULS is required with respect to certain financial matters and certain partnership matters, including, among other things, amendments to the partnership agreement, mergers, reorganizations and a transfer of all of PULS's assets and approval of the annual budget and financial plans. The Company has the right to appoint two of the nine members of the Supervisory Board of PULS.


     The partners of PULS are currently in negotiations with potential new investors in PULS. A new investor would be expected to acquire a significant equity interest in PULS, either as a co-investor with the Company or as a sole investor, which may result in a change in the Company's equity interest in PULS. A new investor would be expected to assume responsibility for PULS's operations. The outcome of ongoing negotiations with potential new investors could either result in a decrease of the Company's future funding obligations to PULS or require the Company to make additional capital investments in PULS. Such an investment by a new investor also could result in a material reduction of the carrying value of the Company's equity investment in PULS, which was $12.6 million as of December 31, 1996, and a corresponding charge against the Company's earnings in the period incurred. Regardless of whether a transaction with an investor is consummated, there is no assurance that the Company may not have to take a reduction of all or a portion of the carrying value of PULS. See 'Business-- Operations in Germany: the German Stations--Recent Developments.'


     The Company's 37.4% equity interest in the Nuremberg Station was obtained by acquiring a 50.0% non-voting equity interest in Franken Funk & Fernsehen GmbH ('FFF'), which owns 74.8% of the equity in NMF Neue Medien Franken GmbH & Co. ('NMF'), which directly owns the Nuremberg Station. The remaining 25.2% of NMF is owned by an unaffiliated individual. The Company's interest in the Nuremberg Station is governed by a so-called 'Silent Partner Agreement' under German law between the Company, Dr. Dietmar Straube (a managing director of the Company's German operations and the owner of the remaining 50.0% equity interest and 100% voting interest in FFF), and FFF. A

Silent Partner Agreement gives the silent partner (the Company in this case) the economic benefits of an equity interest without a voting interest and without a physical instrument evidencing the interest. While the Company does not own shares of stock of FFF or have the right to elect any of its directors, the prior approval of the Company is required for certain significant transactions. The Company is entitled to 50.0% of FFF's profits and losses and 50.0% of the proceeds upon liquidation of its assets. However, Dr. Straube is entitled to a one-time preferred distribution of DM1,860,000 ($1,200,000) out of the cumulative profits.

     The Company has a 49.0% equity and voting interest in Sachsen Funk & Fernsehen ('SFF') and the Company is entitled to distributions of 50.0% of the profits of SFF. Dr. Straube owns the remaining equity of SFF. SFF owns a 33.3% interest in Leipzig Fernsehen and Dresden Fernsehen which operate regional television stations in Leipzig (the 'Leipzig Station') and Dresden (the 'Dresden Station'), respectively.

     A reduction of the carrying value of PULS, or other factors, might cause the Company to reduce all or part of the carrying value of the Company's investments in FFF and SFF, which were $6.1 million and $1.6 million, respectively, as of December 31, 1996.

     CME Development Corporation, a wholly-owned subsidiary of the Company, provides development services to the Company. CME Programming Services, Inc. ('CMEPS'), a wholly-owned subsidiary of the Company, provides programming and production services to the Company's television broadcast operations in Central and Eastern Europe. CMEPS will also provide satellite transmission services to the Company's television stations in Central and Eastern Europe. See 'Business--Programming Services.'

     The Company's registered offices are located at Clarendon House, Church Street, Hamilton HM CX Bermuda and its telephone number is 441-296-1431. The Central European Media Enterprises group of companies also maintains offices at 18 D'Arblay Street, London W1V 3FP England, telephone number 44-171-292-7900.

                                USE OF PROCEEDS


     The estimated net proceeds for the Offering are expected to be approximately $120 million after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds, plus corporate cash balances of approximately $39.1 million as of April 17, 1997 to (i) fund television broadcast operations in Poland, Ukraine, Romania, Slovenia (approximately $50 million to $55 million); (ii) fund existing television operations in Germany (approximately $5 million to $8 million under the Company's current business plan); and (iii) fund the Company's obligation with respect to its interest in MobilRom (approximately $8.4 million). In the event that the Company is successful in its bid for a broadcast license in Hungary, the Company expects its funding requirements to be approximately $30 million to $35 million. Depending upon the outcome of ongoing negotiations between the partners in PULS and potential new investors in PULS, the Company's funding requirements with respect to its existing television operations in Germany could increase significantly. The balance of the net proceeds from the Offering and cash balances may be used for investment in long-term programming rights, additional broadcast development opportunities in the region and for general corporate purposes. Pending their application, the net proceeds from the

Offering will be invested in investment grade tax-exempt municipal securities, other government securities or short-term interest bearing instruments. In the event that the Company is successful in developing additional broadcast operations, additional debt or equity may be required to fully finance these operations.


                          PRICE RANGE OF COMMON STOCK


     The Class A Common Stock began trading on the Nasdaq National Market on October 13, 1994 under the trading symbol 'CETV.' On April 17, 1997, the last reported sales price for the Class A Common Stock was $31.125. The following table sets forth the high and low sale prices for the Class A Common Stock for each quarterly period during the last two fiscal years of the Company and for the first two quarters of 1997, as reported by the Nasdaq National Market:



                                                                          HIGH        LOW
                                                                        --------    --------
1995
First Quarter........................................................   $ 14.125    $  7.750
Second Quarter.......................................................     16.000       9.875
Third Quarter........................................................     27.250      13.750
Fourth Quarter.......................................................     25.750      17.750

1996
First Quarter........................................................     24.500      19.750
Second Quarter.......................................................     30.000      22.000
Third Quarter........................................................     32.000      20.750
Fourth Quarter.......................................................     31.750      25.375

1997
First Quarter........................................................     37.250      30.750
Second Quarter (through April 17, 1997)..............................     33.500      31.000


     At March 31, 1997, there were 40 holders of record (including brokerage firms and other nominees) of the Class A Common Stock and 15 holders of record of the Class B Common Stock. There is no established public trading market for the Class B Common Stock.

                                DIVIDEND POLICY

     The Company has not declared or paid and has no present intention to declare or pay in the foreseeable future any cash dividends in respect of any class of its Common Stock. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.' The Company's ability to pay cash dividends is primarily dependent upon receipt of dividends or distributions from its Subsidiaries over which it has limited control. See 'Risk Factors--Holding Company Structure; Limitations on Access to Cash Flow and Possible Inability to Service Debt.'

                                 CAPITALIZATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth the short-term debt and capitalization of the Company at December 31, 1996, as adjusted to reflect the Offering. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                             DECEMBER 31, 1996
                                                                                         -------------------------
                                                                                                          AS
                                                                                          ACTUAL     ADJUSTED (1)
                                                                                         --------    -------------
Short-term debt:
  Bank credit facilities..............................................................   $  7,106      $   7,106
  Capital lease obligations...........................................................      1,794          1,794
  Investments payable.................................................................      1,955          1,955
                                                                                         --------    -------------
     Total short-term debt............................................................   $ 10,855      $  10,855
                                                                                         --------    -------------
                                                                                         --------    -------------
Long-term debt:
  Bank credit facilities..............................................................   $ 22,488      $  22,488
  Capital lease obligations...........................................................      7,120          7,120
  Investments payable.................................................................     14,633         14,633
      % Convertible Subordinated Notes Due 2004.......................................         --        125,000
                                                                                         --------    -------------
     Total long-term debt.............................................................     44,241        169,241
                                                                                         --------    -------------
Shareholders' equity:
  Preferred Stock, $.01 par value; authorized: 5,000,000 shares; issued and
     outstanding: none................................................................         --             --
  Class A Common Stock, $.01 par value; authorized: 30,000,000 shares; issued and
     outstanding: 16,664,143 shares...................................................        167            167
  Class B Common Stock, $.01 par value; authorized: 15,000,000 shares; issued and
     outstanding: 7,191,475 shares....................................................         72             72
Additional paid-in capital............................................................    330,315        330,315
Accumulated deficit...................................................................    (78,004)       (78,004)
Cumulative currency translation adjustment............................................     (3,230)        (3,230)
                                                                                         --------    -------------
  Total shareholders' equity..........................................................    249,320        249,320
                                                                                         --------    -------------
     Total capitalization.............................................................   $293,561      $ 418,561

                                                                                         --------    -------------
                                                                                         --------    -------------

------------------
(1) As adjusted to reflect the issuance and sale of the Notes by the Company in the Offering and the application of the estimated net proceeds therefrom. See 'Use of Proceeds.'

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected financial information presented below for the five years ended December 31, 1996 is derived from the audited Consolidated Financial Statements of the Company. The following selected financial information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto as of December 31, 1994, 1995 and 1996, included elsewhere herein.

                                                                  YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------------------
                                                    1992        1993        1994        1995        1996
                                                  --------    --------    --------    --------    --------
OPERATING DATA:
Net revenues...................................   $     --    $     --    $ 53,566    $ 98,919    $135,985
                                                  --------    --------    --------    --------    --------
Total station operating costs and expenses.....         --       1,802      36,083      52,542      85,101
Selling, general and administrative expenses...         20         811       6,009       7,725      21,357
Corporate operating and development expenses...        171       2,708       3,699      10,669      15,782
Amortization of goodwill and allowance for
  development costs............................         --          --         985       3,442       2,940
Non-cash stock compensation charge.............         --          --       5,833         858          --
Capital registration tax.......................         --          --          --       1,375         809
                                                  --------    --------    --------    --------    --------
Total operating expenses.......................        191       5,321      52,609      76,611     125,989
                                                  --------    --------    --------    --------    --------
Operating (loss) income........................       (191)     (5,321)        957      22,308       9,996
Equity in loss of unconsolidated affiliates....       (141)     (3,671)    (13,677)    (14,816)    (17,867)
Interest and other income......................         --          64         179       1,238       2,876
Interest expense...............................         --        (140)     (1,992)     (4,959)     (4,670)
Foreign currency exchange gains (losses).......         --        (176)       (245)        324      (2,861)
                                                  --------    --------    --------    --------    --------
(Loss) income before provision for income
  taxes........................................       (332)     (9,244)    (14,778)      4,095     (12,526)
Provision for income taxes                              --          --      (3,331)    (16,340)    (16,405)
                                                  --------    --------    --------    --------    --------
Loss before minority interest in consolidated
  subsidiaries.................................       (332)     (9,244)    (18,109)    (12,245)    (28,931)

Minority interest in loss (income) of
  consolidated subsidiaries....................          7         884      (2,396)     (6,491)     (1,072)
                                                  --------    --------    --------    --------    --------
Net loss.......................................   $   (325)   $ (8,360)   $(20,505)   $(18,736)   $(30,003)
                                                  --------    --------    --------    --------    --------
                                                  --------    --------    --------    --------    --------
Net loss per common share......................                                       $  (1.28)   $  (1.55)
                                                                                      --------    --------
                                                                                      --------    --------
Weighted avg. shares outstanding (000s)........                                         14,678      19,373
                                                                                      --------    --------
                                                                                      --------    --------
Cash dividends declared........................   $     --    $     --    $     --    $     --    $     --
Ratio of earnings to fixed charges(1)..........         --          --          --       4.8:1       2.1:1

                                                                  YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------------------
                                                    1992        1993        1994        1995        1996
                                                  --------    --------    --------    --------    --------
OTHER DATA:
Broadcast cash flow(2).........................   $     --    $     --    $ 12,233    $ 38,182    $ 41,444
Net cash (used in) provided by operating
  activities...................................        (14)     (3,826)     (1,532)      1,943      (6,619)
Number of television broadcast operations at
  the end of period............................         --           1           3           5          10

BALANCE SHEET DATA:
Current assets.................................   $     --    $  4,773    $ 71,447    $116,728    $146,159
Total assets...................................         --      17,824     115,332     222,027     365,130
Total debt.....................................         --       5,142      32,592      20,285      55,096
Shareholders' equity...........................         --       3,464      62,631     138,936     249,320

------------------

(1) For the ratio calculations, earnings available for fixed charges consist of earnings (losses) before income taxes plus fixed charges, losses of less than 50% owned affiliates with debt not guaranteed by the Company, and minority interest in earnings (losses) of consolidated subsidiaries. Fixed charges consist of interest on debt. The deficiency of earnings available to cover fixed charges was $5,573 in 1993 and $1,101 in 1994.

(2) 'Broadcast cash flow,' which is commonly used as a measure of performance for broadcast companies, as used herein, is defined as net broadcast revenues, less broadcast operating expenses excluding depreciation and amortization, broadcast selling, general and administrative expenses, and cash program rights costs. Cash program rights costs represent cash payments for current programs payable and such payments do not necessarily correspond to program use. Broadcast cash flow should not be considered as a substitute measure of operating performance, or liquidity prepared in accordance with generally accepted accounting principles. Broadcast cash flow is only presented for the periods in which broadcasting took place and only for the Company's consolidated broadcast Subsidiaries. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The Company is the leading television broadcaster in Central and Eastern Europe, broadcasting to an aggregate of 84.9 million people in six countries in the region and an additional 9.0 million people in Germany. The Company operates the leading national television station in the Czech Republic and the Company's television operations in Romania, Slovenia and the Slovak Republic command the leading audience share within their respective areas of broadcast reach. The Company recently commenced television broadcast operations in Ukraine and southern Poland and has television broadcast operations under development in other areas of Poland and Hungary which, in the aggregate, potentially could reach an additional 32 million people. The Company's strategy is to continue capitalizing on the substantial market opportunities created by the emergence of private commercial television and the corresponding significant growth of television advertising expenditures in these markets.

     The Company's revenues are derived principally from the sale of television advertising to local, national and international advertisers. To a limited extent, the Company also engages in certain barter transactions in which its broadcast operations exchange unsold commercial advertising time for goods and services. The Company experiences seasonality, with advertising sales tending to be lowest during the third quarter of each calendar year, which includes the summer holiday schedule (typically July and August), and highest during the fourth quarter of each calendar year.

     The primary expenses incurred in operating broadcast stations are programming costs, employee salaries, broadcast transmission expenses and selling, general and administrative expenses. Certain of the Company's operations do not require the direct incurrence of broadcast transmission expenses. License fees payable to governmental entities in connection with securing television licenses from government authorities, if any, are usually minimal. However, the Company incurs significant development expenses, including funding and negotiating with local partners, researching and preparing license applications, preparing business plans and conducting pre-operating activities as well as restructuring existing affiliate entities which hold the licenses.

     The Company conducts all of its operations through Subsidiaries. Accordingly, the primary internal sources of the Company's cash are dividends and other distributions from its Subsidiaries. The Company's ability to obtain dividends or other distributions is subject to, among other things, restrictions on dividends under applicable local laws and foreign currency exchange regulations of the jurisdictions in which its Subsidiaries operate. The Subsidiaries' ability to make distributions to the Company is also subject to the legal availability of sufficient operating funds which are not needed for operations, obligations or other business plans and, in some cases, the approval of the other partners, stockholders or creditors of these entities. The laws under which the Company's currently operating Subsidiaries are organized provide generally that dividends may be declared by the partners or shareholders out of yearly profits subject to the maintenance of registered capital and required reserves and after the recovery of accumulated losses.

          SELECTED COMBINED FINANCIAL INFORMATION--BROADCAST CASH FLOW

     The following table is not required by US generally accepted accounting principles ('GAAP') or intended to replace the Consolidated Financial Statements prepared in accordance with GAAP. This table sets forth certain combined operating data for the years ended December 31, 1996, 1995 and 1994 for national television broadcast stations or networks. The financial information included below departs materially from GAAP because it aggregates the revenues and operating income of certain entities not consolidated in the Consolidated Financial Statements with those of the Company's consolidated operations. This supplemental information is presented solely for additional analysis and not as a presentation of results of operations of each component, nor as combined or consolidated financial data presented in accordance with GAAP. Regional television stations in Germany are not included in this analysis as these operations are dissimilar from those of national television broadcast entities. The investments in the German operations are accounted for under the equity method and operating data for these companies is set forth in Note 14 to the Consolidated Financial Statements.

     The Company accounts for its 80% economic interest in Markiza TV using the equity method of accounting. Under this method of accounting, the Company's interest in net earnings or losses of Markiza TV is included in the consolidated earnings and an adjustment is made to the carrying value at which the investment is recorded on the consolidated balance sheet. The following supplementary unaudited combined information includes certain financial information of Markiza TV on a line-by-line basis, similar to that of the Company's consolidated entities, which include Nova TV, PRO TV and POP TV.

     Management service charges are not included in the combined operating data below as these are eliminated in the Consolidated Financial Statements.

     POP TV and PRO TV began operations in December 1995 and Markiza TV began operations in August 1996. The Company believes that this unaudited combined and combining operating data provides useful disclosure.

                                                     YEAR ENDED DECEMBER 31,
                                                ----------------------------------
$000S                                             1994         1995       1996(1)
---------------------------------------------   --------     --------    ---------
Combined Operating Data:
Net revenues.................................   $ 53,566     $ 98,919    $ 141,587
Total station operating costs and expenses...    (36,083)     (52,542)     (93,409)
Selling, general and administrative
  expenses...................................     (6,009)      (7,725)     (21,192)
                                                --------     --------    ---------
Station operating income.....................     11,474       38,652       26,986

Depreciation of assets.......................      3,773        7,251       14,691
Amortization of programming rights...........     10,403       16,319       24,000
Cash program rights costs....................    (13,417)     (24,040)     (28,735)
                                                --------     --------    ---------
Broadcast cash flow..........................   $ 12,233     $ 38,182    $  36,942
                                                --------     --------    ---------
                                                --------     --------    ---------
Broadcast cash flow margin...................       22.8%        38.6%        26.1%
Broadcast cash flow attributable to the
  Company....................................   $  8,074     $ 24,667    $  34,447(2)


                                                             NOVA TV
                                                ----------------------------------
                                                     YEAR ENDED DECEMBER 31,
                                                ----------------------------------
$000S                                             1994         1995        1996
---------------------------------------------   --------     --------    ---------
Operating Data:
Net revenues.................................   $ 53,566     $ 98,305    $ 109,242
Total station operating costs and expenses...    (36,083)     (49,894)     (54,578)
Selling, general and administrative
  expenses...................................     (6,009)      (5,533)      (9,247)
                                                --------     --------    ---------
Station operating income.....................     11,474       42,878       45,417

Depreciation of assets.......................      3,773        6,904        8,024
Amortization of programming rights...........     10,403       16,077       16,207
Cash program rights costs....................    (13,417)     (21,070)     (16,520)
                                                --------     --------    ---------
Broadcast cash flow..........................   $ 12,233     $ 44,789    $  53,128
                                                --------     --------    ---------
                                                --------     --------    ---------
Broadcast cash flow margin...................       22.8%        45.6%        48.6%
Broadcast cash flow attributable to the
  Company....................................   $  8,074     $ 29,561    $  46,753(2)

                                                                      YEAR ENDED DECEMBER 31, 1996
                                                ------------------------------------------------------------------------
                                                                                                                TOTAL
$000S                                           NOVA TV      PRO TV     POP TV    SUBTOTAL(3)   MARKIZA TV   ADJUSTED(1)
---------------------------------------------   --------    --------   --------   -----------   ----------   -----------
Operating Data:
Net revenues.................................   $109,242    $ 15,803   $  9,080    $ 134,125     $  7,462     $ 141,587
Station operating expense....................    (54,578)    (16,497)   (12,764)     (83,839)      (9,570)      (93,409)
Selling, general and administrative
  expenses...................................     (9,247)     (6,351)    (3,989)     (19,587)      (1,605)      (21,192)
                                                --------    --------   --------   -----------   ----------   -----------
Station operating income.....................     45,417      (7,045)    (7,673)      30,699       (3,713)       26,986

Depreciation of assets.......................      8,024       2,678      2,516       13,218        1,473        14,691
                                                --------    --------   --------   -----------   ----------   -----------
EBITDA.......................................     53,441      (4,367)    (5,157)      43,917       (2,240)       41,677

Amortization of programming rights...........     16,207       3,725      1,667       21,599        2,401        24,000
Cash program rights costs....................    (16,520)     (4,648)    (2,904)     (24,072)      (4,663)      (28,735)
                                                --------    --------   --------   -----------   ----------   -----------
Broadcast cash flow..........................   $ 53,128    $ (5,290)  $ (6,394)   $  41,444     $ (4,502)    $  36,942
                                                --------    --------   --------   -----------   ----------   -----------
                                                --------    --------   --------   -----------   ----------   -----------

Broadcast cash flow margin...................       48.6%         --         --         30.9%          --          26.1%
Broadcast cash flow attributable to the
  Company....................................   $ 46,753(2) $ (4,100)  $ (4,604)   $  38,049     $ (3,602)    $  34,447

------------------
(1) Represents combined operating data for national television broadcast entities, including Markiza TV, on a line-by-line basis, which is accounted for using the equity method of accounting in the accompanying consolidated financial statements, and does not include regional television stations in Germany because these operations are dissimilar from those of national television broadcast entities.

(2) Reflects the Additional Nova TV Purchase on August 1, 1996 as if such acquisition had been effective from January 1, 1996.

(3) Includes consolidated television broadcast entities only.

     'Broadcast cash flow' is a broadcasting industry measure of performance and defined as net broadcast revenues, less broadcast operating expenses excluding depreciation and amortization, broadcast selling, general and administrative expenses, and cash program rights costs. 'Broadcast cash flow margin' is broadcast cash flow divided by net broadcast revenues. 'Broadcast cash flow attributable to the Company' is broadcast cash flow which is attributable to the Company based on the Company's effective economic interest in Nova TV, PRO TV, POP TV and Markiza TV as of December 31, 1996 which was 88.0%, 77.5%, 72.0% and 80.0%, respectively. The Company acquired the additional 22% economic interest in Nova TV on August 1, 1996 pursuant to the Additional Nova TV Purchase (which is in the process of being registered under Czech law). Cash program rights costs represent cash payments for current programs payable and such payments do not necessarily correspond to program use. The Company has included broadcast cash flow because it is commonly used in the broadcast industry as a measure of performance. Broadcast cash flow should not be considered as a substitute measure of operating performance or liquidity prepared in accordance with GAAP.

     In 1996, broadcast cash flow for the Company's national television broadcast entities (including Markiza TV) was $36,942,000. In 1996, Nova TV's broadcast cash flow increased by 18.6% to $53,128,000 from $44,789,000 in 1995. Nova TV's stronger broadcast cash flow was primarily the result of increased net revenues and lower programming rights costs during the period. Lower program rights costs in 1996 were in part the result of Nova TV's 1995 investment in programming for future periods. Had the Additional Nova TV Purchase (See Note 1 to the Consolidated Financial Statements) been effective from January 1, 1996, broadcast cash flow attributable to the Company from Nova TV would have increased by 58%, or $17,192,000 to $46,753,000 compared to $29,561,000 in 1995.
As anticipated by the Company, for 1996, Nova TV's broadcast cash flow continued to be partially offset by negative broadcast cash flow of PRO TV ($5,290,000), POP TV ($6,394,000) and Markiza TV

($4,502,000) as these broadcast operations continue to develop and invest in programming for future periods.

APPLICATION OF ACCOUNTING PRINCIPLES

     Although the Company conducts operations largely in foreign currencies, the Company prepares its financial statements in United States dollars and in accordance with GAAP. The Company's consolidated operating statements include the results of Nova TV, PRO TV, POP TV, Videovox, Radio Alfa and 2002 Kft and separately set forth the minority interest attributable to other owners of these Subsidiaries. POP TV and PRO TV began operations in December 1995, Videovox was acquired by the Company in May 1996, and Radio Alfa was acquired in December 1996. The results of other broadcast operations, PULS, FFF, SFF, Markiza TV and TVN are accounted for using the equity method which reflects the Company's share of the net income or losses in those operations. The Company's investment in MobilRom is recorded at the lower of cost and market value. The Company's investments in broadcast operations under development, including the Studio 1+1 Group and other broadcast development opportunities are reflected on the balance sheet as development costs.

FOREIGN CURRENCY

     The Company and its subsidiaries generate revenues primarily in Czech korunas ('Kc'), Romanian lei ('ROL'), Slovenian tolar ('SIT'), Slovak korunas

('Sk'), Hungarian forints ('HUF'), Ukrainian hryvna ('Hrn'), Polish zloty ('ZI') and German marks ('DM'), and incur substantial operating expenses in those currencies. The Romanian lei, Slovenian tolar, Ukranian hryvna, Polish zloty and Slovak koruna are managed currencies with limited convertibility. The Company also incurs operating expenses of programming in United States dollars and other foreign currencies. For entities operating in economies considered non-highly inflationary, including Nova TV, POP TV, Markiza TV, Videovox, Radio Alfa, 2002 Kft, TVN and certain Studio 1+1 Group entities, balance sheet accounts are translated from foreign currencies into United States dollars at the relevant period end exchange rate; statement of operations accounts are translated from foreign currencies into United States dollars at the weighted average exchange rates for the respective periods. The resulting translation adjustments are reflected in a component of shareholders' equity with no effect on the consolidated statements of operations. PRO TV and certain Studio 1+1 Group entities operate in economies qualifying as highly inflationary. Accordingly, non-monetary assets are translated at historical exchange rates and monetary assets are translated at current exchange rates. Translation adjustments are included in the determination of income. Currency translation adjustments relating to transactions of the Company in currencies other than the functional currency of the entity involved are reflected in the operating results of the Company. The exchange rates at the end of, and during, the periods indicated were as follows:


                                                  BALANCE SHEET                  INCOME STATEMENT
                                           ---------------------------    ----------------------------
                                                                            YEAR ENDED
                                           AT DECEMBER 31,                 DECEMBER 31,
                                           ---------------                ---------------
                                            1996     1995     MOVEMENT     1996     1995      MOVEMENT
                                           ------   ------    --------    ------   ------     --------
Czech koruna equivalent of $1.00........    27.33    26.60       2.7%      27.21    26.57        2.4%
German mark equivalent of $1.00.........     1.55     1.43       8.4%       1.50     1.44        4.2%
Hungarian forint equivalent of $1.00....      162      n/a       n/a         151      n/a        n/a
Polish zloty equivalent of $1.00........     2.88      n/a       n/a        2.70      n/a        n/a
Romanian lei equivalent of $1.00........    4,035    2,578      56.5%      3,204    2,402(1)    33.4%
Slovak koruna equivalent of $1.00.......    31.90      n/a       n/a       31.14      n/a        n/a
Slovenian tolar equivalent of $1.00.....   141.48   125.99      12.3%     136.45   125.99(2)     8.3%
Ukrainian hryvna equivalent of $1.00....     1.89      n/a       n/a        1.83(3)    n/a       n/a

                                                        (Footnotes on next page)

(Footnotes from previous page)
------------------
(1) Average exchange rate from December 1, 1995 through December 31, 1995 only.


(2) Average exchange rate from December 15, 1995 through December 31, 1995 only.

(3) Hryvna became the currency of Ukraine in September 1996.

     The Company's results of operations and financial position during 1996 were impacted by changes in foreign currency exchange rates since 1995. In the highly inflationary economy in Romania, PRO TV indexes sales contracts to the United States dollar in order to minimize the effects of Romanian lei devaluation. As shown above, all operating currencies have weakened against the United States dollar in 1996.

     The underlying Czech koruna and Slovenian tolar assets and liabilities of Nova TV and POP TV, decreased by 2.7% and 12.3% in dollar terms during 1996, respectively, due to foreign exchange movements. PRO TV's monetary assets and liabilities decreased by up to 56.5% during 1996 depending on the time they remained outstanding during the period.

     Nova TV's operating income, together with interest costs and minority interest in income, is approximately 2.4% lower than would be the case had the weighted average exchange rate for 1996 remained the same as in 1995.

     If the weighted average exchange rate for 1996 were the same as in 1995, PRO TV's and POP TV's operating losses, including interest costs and minority interest, would have decreased by 33.4% and 8.3% in dollar terms, respectively (subject to certain adjustments to PRO TV's profit and loss items which are derived from non-monetary assets and liabilities). Similarly, the Company's equity in losses in unconsolidated affiliates in Germany (PULS, FFF and SFF), would have decreased 4% in dollar terms.

  Results of Operations

  1996 compared to 1995

     The Company's net revenues increased by $37,066,000, or 37%, to $135,985,000 in 1996 from $98,919,000 in 1995. This increase was primarily attributable to the increase in revenues of PRO TV and POP TV, which were operational for all of 1996 compared to one month in 1995, and the increase in Nova TV's net revenues. PRO TV and POP TV posted net revenues of $15,803,000 and $9,080,000 in 1996, respectively, and Nova TV's net revenues increased $10,937,000, or 11%, to $109,242,000 in 1996 from $98,305,000 in 1995. Nova TV's increase in net revenue was primarily attributable to the continued growth of the total advertising market in the Czech Republic and Nova TV's ability to maintain an audience share of 65% to 70%. To a lesser extent, Videovox, a Hungarian dubbing company, purchased in May 1996, also contributed to the increase in the Company's net revenues with net revenues of $1,707,000 for 1996.

     Total station operating costs and expenses increased $32,559,000, or 62%, to $85,101,000 in 1996 from $52,542,000 in 1995. The increase in total station operating costs and expenses was primarily attributable to PRO TV, POP TV, and Videovox's total station operating costs and expenses which were $16,497,000, $12,764,000 and $1,213,000 in 1996, respectively, and, to a lesser extent, to an increase in Nova TV's total station operating costs and expenses of $4,684,000, or 9%, to $54,578,000 in 1996. The increase in Nova TV's total station operating costs and expenses is primarily the result of an enhancement in the production quality of self-produced programs necessary to maintain Nova TV's audience share.

     Station selling, general and administrative expenses increased $13,632,000, or 176%, to $21,357,000 in 1996 from $7,725,000 in 1995. This increase was primarily attributable to additional station selling, general and administrative expenses for PRO TV and POP TV. From 1995, Nova TV's station selling, general and administrative expenses increased by $3,714,000, or 67%, to $9,247,000 due to increased marketing efforts in 1996 and the write-off of bad debts in the fourth quarter of 1996 totaling $1,300,000, from co-producers of certain game shows broadcast on Nova TV.

     Corporate operating costs and development expenses for 1996 and 1995 were $15,782,000 and $10,669,000, respectively, increasing $5,113,000, or 48%. The increase was primarily attributable to the Company's increased scope of operations over the same period in 1995, which includes the Company's new operations in Poland, Ukraine, and Hungary, the launch of Markiza TV in August 1996 and development activities in other countries.

     Amortization of goodwill and allowance for development costs decreased $502,000, or 15%, to $2,940,000 in 1996 from $3,442,000 in 1995. The decrease was primarily the result of an allowance for development activities in Poland during 1995, partially offset by amortization related to the Additional Nova TV Purchase and, to a lesser extent, the amortization of goodwill and license acquisition costs related to investments in PRO TV and POP TV in December 1995.

     A stock compensation charge of $0 and $858,000 was recognized in 1996 and 1995, respectively. The stock compensation charge was related to shares granted to a former officer of the Company.

     The Company incurred $809,000 and $1,375,000 in capital registration taxes for 1996 and 1995, respectively.

     Operating income decreased $12,312,000, or 55%, to $9,996,000 in 1996 from $22,308,000 in 1995. The decrease in the Company's operating results was primarily attributable to operating losses of PRO TV and POP TV, and, to a lesser extent, increased corporate and development expenses, partially offset by the increase in operating income of Nova TV over the same period in 1995.

     Equity in loss of unconsolidated affiliates increased by $3,051,000, or 21%, to $17,867,000 in 1996 from $14,816,000 in 1995, primarily attributable to the launch of Markiza TV in August 1996, partially offset by reduced losses at FFF. The Company's share of the losses of Markiza TV for 1996 totaled $3,583,000. The Company's share of losses in PULS and FFF decreased by $1,045,000, or 7% in 1996. The Company's share of losses in PULS, including goodwill amortization, for 1996 remained at approximately the same level despite the Company's increase in ownership from 48.5% at December 31, 1995 to 58.0% at December 31, 1996. In 1996, PULS began a new local programming format which resulted in reduced operating costs and slightly increased net revenues. In addition, losses at FFF have also decreased as a result of a similar change in its programming format and slightly increased net revenues.

     Interest and other income increased $1,638,000, or 132%, to $2,876,000 for 1996 from $1,238,000 in 1995. The increase in interest income is primarily attributable to the net cash proceeds from the Company's 1996 public offering of Class A Common Stock which was completed in November 1996 (the '1996 Offering').

     Interest expense decreased $289,000, or 5.8%, to $4,670,000 in 1996 from $4,959,000 in 1995. This is primarily attributable to lower debt levels at Nova TV, including the early repayment of debt, during 1996 compared to 1995; partially offset by interest expense from debt incurred to make the Additional Nova TV Purchase.

     The foreign currency exchange loss of $2,861,000 in 1996 was primarily attributable to the US dollar denominated borrowings of PRO TV and POP TV and the devaluation during 1996 of the Romanian lei and the Slovenian tolar, respectively, against the dollar. Movements in these currencies in 1995 had less of an impact on the Company because PRO TV and POP TV commenced operations in December 1995.

     Provision for income taxes was $16,405,000 for 1996 and $16,340,000 for 1995. The income tax provision in 1996 and 1995 primarily related to income taxes payable in the Czech Republic on Nova TV's pre-tax profits which have increased due to higher operating income at Nova TV, offset by an income tax rate of 41% in 1995 and a lower income tax rate of 39% in 1996.

     Minority interest in income (loss) of consolidated subsidiaries was $1,072,000 in 1996 and $6,491,000 in 1995. This decrease was primarily the result of the Additional Nova TV Purchase, together with losses for PRO TV and POP TV.

     Primarily as a result of these factors, the net loss of the Company was $30,003,000 and $18,736,000 for 1996 and 1995, respectively.

  1995 compared to 1994

     The Company's net revenues increased $45,353,000, or 85%, to $98,919,000 in 1995 from $53,566,000 in 1994. This increase was attributable primarily to the increase in advertising revenues earned by Nova TV as a result of growth in the television advertising market in the Czech Republic and, to a lesser extent, increased market share in that market. In addition, the increase in the 1995 figure was partially attributable to the fact that PRO TV and POP TV commenced broadcasting in December 1995. Since the Company has a non-controlling ownership interest in PULS and FFF, losses incurred by PULS and FFF are accounted for under the equity method and, therefore, no revenues are presented in respect of these entities.

     Station operating expenses increased $16,459,000, or 46%, to $52,542,000 in 1995 from $36,083,000 in 1994. As a percentage of net revenues, station operating costs and expenses decreased from 67% in 1994 to 53% in 1995. These expenses represent the costs associated with the operations of Nova TV, PRO TV and POP TV, including amortization of programming rights of $16,319,000 and $10,403,000 and depreciation of station assets and amortization of other intangibles of $7,251,000 and $3,773,000 for the years ended 1995 and 1994, respectively. The increase in station operating costs and expenses was primarily attributable to the expanding Nova TV operations and Nova TV broadcasting for the full year in 1995 compared with 11 months during 1994, as well as the launches of PRO TV and POP TV in December 1995. Station operating costs and expenses as a percentage of net revenues decreased due to revenues growing at a faster rate than such costs and expenses.

     Station selling, general and administrative expenses increased $1,716,000, or 29%, to $7,725,000 in 1995 from $6,009,000 in 1994. As a percentage of net revenues, station selling, general and administrative expense decreased from 11% in 1994 to 8% in 1995. This decrease in station selling, general and administrative expenses as a percentage of net revenues was a result of fixed costs being spread over a larger revenue base, certain start-up expenses associated with Nova TV early in 1994 not recurring in 1995, and offset in part by the operations of PRO TV and POP TV commencing in December 1995.

     Total corporate operating expenses in 1995 and 1994 were $10,669,000 and $3,699,000 respectively, increasing $6,970,000, or 188%. The increase was primarily attributable to the Company's increased scope of operations and the increased number of development projects in 1995. Amortization of goodwill and allowance for development costs increased $2,457,000 to $3,442,000 in 1995 from $985,000 in 1994. The increase was primarily due to additional development efforts in Poland, Romania and Slovenia.

     The non-cash stock compensation charge of $5,833,000 and $858,000 recognized in 1994 and in 1995, respectively, relates to shares and options granted to officers and employees of the Company. Under the terms of the Company's contracts with its former President, the Company issued 454,703 shares of Class A Common Stock to a trust nominated by him. Upon his departure in August 1995, 194,872 shares remained unvested. The Company and the former President agreed that 18,000 of these unvested shares vested on December 31, 1996. In 1995, $858,000 was recognized as expense to account for the vesting of 64,958 shares under the original plan and the 18,000 unvested shares which remained eligible for vesting, all of which vested prior to December 31, 1996.

     Operating income increased $21,351,000 as the Company generated operating income before minority interest of $22,308,000 in 1995 compared to $957,000 in 1994. The overall increase in the Company's operating results was attributable to continued improved performance at Nova TV in the comparative periods.

     Equity in loss of unconsolidated affiliates increased $1,139,000, or 8%, to $14,816,000 in 1995 from $13,677,000 in 1994. The increase in losses was due to an increase in the Company's share of losses in PULS as a result of increased investment in PULS and the recognition of a full year of losses for FFF for 1995 compared to a partial year for 1994.

The Company invested in FFF in April of 1994.

     Interest and other income increased $1,059,000 to $1,238,000 in 1995 from $179,000 in 1994. This increase was primarily attributable to the interest earned on the proceeds of issuance of common stock of the Company on October 13, 1994 and November 9, 1995.

     Interest expense increased $2,967,000 to $4,959,000 in 1995 from $1,992,000 in 1994. This increased interest expense was primarily due to interest on bank loans and a capital lease on the building at Nova TV for a full year in 1995 compared to a partial year for 1994, and partially to interest payments related to a loan from Ronald S. Lauder, the principal shareholder of the Company.

     Provision for income taxes was $16,340,000 in 1995 and $3,331,000 in 1994. The increase in 1995 income tax provision primarily relates to income taxes payable in the Czech Republic on Nova TV pre-tax profits which were $39,050,000 in 1995 and $10,276,000 in 1994.

     Minority interest in income of consolidated subsidiaries was $6,491,000 in 1995 and $2,396,000 in 1994. This increase reflected the increased profitability of Nova TV, offset, in part, by losses for PRO TV and POP TV.

     The net loss of the Company was $18,736,000 and $20,505,000 in 1995 and 1994, respectively. The decrease in losses was attributable to the increased profits of Nova TV offset by increases in the Company's share of losses in PULS and FFF, higher development costs and the effect of increased station operating expenses and selling, general and administrative expenses resulting from the launches of PRO TV and POP TV in December 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Cash (used in) provided by operating activities was ($6,619,000) in 1996 and $1,943,000 in 1995. This change was primarily attributable to tax payments by Nova TV and the inclusion of full-year losses for PRO TV and POP TV.

     Accounts receivable increased by $4,867,000, or 15%, to $37,342,000, net of currency fluctuations, at December 31, 1996, from $32,475,000 at December 31, 1995. This increase is primarily attributable to increased sales at Nova TV and the addition of accounts receivable at PRO TV and POP TV launched in December 1995. Current liabilities increased $14,053,000 or 30%, to $60,506,000 at December 31, 1996 from $46,453,000 at December 31, 1995, principally as a result of increased accounts payable and increased accrued liabilities related to the Company's new operations, PRO TV and POP TV, offset by reduced tax liabilities.

     Cash used in investing activities increased by $27,573,000 or 40%, to $95,936,000 in 1996 from $68,363,000 in 1995, primarily due to funding of the newly launched station, Markiza TV (included in investments in unconsolidated affiliates) and higher capitalized development costs.

     The Company's investment in unconsolidated affiliates increased to $56,599,000 at December 31, 1996 from $12,433,000 at December 31, 1995. This is primarily a result of an increase of the investments in PULS of DM28,861,000 ($18,620,000), FFF of DM3,000,000 ($1,935,000), SFF of DM1,500,000 ($968,000),
Markiza TV of $29,323,000 (including $3,714,000 which was classified as development costs at December 31, 1995) and the Polish operations of $11,500,000, partially offset by the Company's share of losses in PULS of $10,279,000 (excluding goodwill amortization of $1,543,000), FFF of $1,949,000, SFF of $325,000, Markiza TV of $3,583,000 (including license acquisition costs amortization of $182,000) and the Polish operations of $188,000. The investments reflect additional capital calls agreed in 1996 of DM26,575,000 ($17,145,000) for PULS of which DM26,361,000 ($17,007,000) is to be funded by the Company and of which DM2,000,000 ($1,290,000) remained outstanding as of December 31, 1996. During 1996, the Company provided equity funding to Markiza TV of $25,609,000 and loans of $9,000,000. These loans are registered with the Slovakian central bank and will mature in 2001 and carry an interest rate of 6.0% per annum.

     In 1996 the Company invested $17,801,000 in property, plant and equipment (compared to $23,196,000 in 1995) and $18,936,000 in development activities (compared to $12,325,000 in 1995). The reduction in investment in property, plant and equipment for 1996 reflects the fact that PRO TV and POP TV are no longer start up operations. The higher capitalized development costs principally relate to investments in the Studio 1+1 Group.

     Cash provided by financing activities for the year ended December 31, 1996 was $127,609,000. The largest cash inflow was $144,348,000 from the 1996 Offering before related expenses. Cash outflows consist primarily of loans to affiliates.

     The Company's operations to date have been financed primarily through public offerings of shares of Class A Common Stock completed in October 1994 (the 'IPO') and November 1995 and the 1996 Offering which raised net proceeds after offering expenses of approximately $68,800,000, $86,600,000 and $143,600,000, respectively. Prior to the IPO, the Company relied on certain affiliates for capital in the form of both debt and equity financing.

     The Company was paid a dividend of approximately $1,400,000 in 1995 by Nova TV. In 1996, the Company was paid a total of approximately $8,447,000 in dividends by Nova TV.

     Primarily as a result of the 1996 Offering and the results of operations of Nova TV in 1995 and 1996, the Company had cash of $78,507,000 at December 31, 1996 ($53,210,000 at December 31, 1995) and marketable securities of $2,896,000 at December 31, 1996 ($10,652,000 at December 31, 1995) available to finance its future activities.


     The Company has made and will continue to make investments to develop broadcast operations in Central and Eastern Europe. The Company currently is developing broadcast operations in Ukraine and Poland and has applied for a national broadcast license in Hungary. The Company's cash needs for those investment activities may exceed cash generated from operations, resulting in external financing requirements.



     On August 1, 1996, the Company entered into the Additional Nova TV Purchase for the purchase of CS's 22% economic interest and virtually all of CS's voting rights in Nova TV for a purchase price of Kc 1 billion ($36,590,000). The Company also entered into a loan agreement with CS to finance 85% of the purchase price. The remainder of the purchase price Kc150,000,000 ($5,488,000) was paid by the Company on November 15, 1996 out of the Company's cash balances. The loan from CS was drawn in August 1996 and is expected to be drawn in April 1997 in the amounts of Kc450,000,000 ($16,464,000) and Kc400,000,000
($14,636,000), respectively, to fund purchase payments due at those times, and the loan bears an interest rate of 12.9% annually. Quarterly repayments on the loan are required in the amount of Kc22,500,000 ($823,000) during the period from November 1997 through November 1998, Kc42,500,000 ($1,555,000) during the period from February 1999 through August 2002, and Kc 20,000,000 ($732,000) during the period from November 2002 through November 2003.

     The Company expects that Nova TV's future cash requirements will continue to be satisfied through operating cash flows and available borrowing facilities. Nova TV currently has two loan facilities with CS. The first facility consists of a long term loan due on December 30, 1999 in the principal amount of Kc180,000,000 ($6,586,000) and bears interest at a rate of 2.5% over the bank's prime rate, currently 12.5%. Principal payments of Kc60,000,000 ($2,195,000) are due each year on this facility. In January 1996 Nova TV paid the Kc60,000,000 ($2,195,000) due on this facility for 1996. The second facility is a line of credit, obtained in November 1995, for an amount up to Kc250,000,000 ($9,147,000) bearing interest at a rate 0.5% over Prague Interbank Offer Rate ('PRIBOR'). This facility was unutilized at December 31, 1996. These loans are secured by Nova TV's equipment, vehicles and receivables.

     PRO TV has two borrowing facilities with Tiriac Bank in Romania which were obtained in July 1996. The first facility consists of $2,000,000 line of credit substantially payable by July 31, 1997. The line of credit bears interest at a rate of 5% over LIBOR (5.72% at December 31, 1996). At December 31, 1996 $1,709,000 was borrowed under this facility. The second facility is a long term loan for $4,000,000 due July 31, 2001. The long term loan bears interest at 5% over LIBOR (5.72% at December 31, 1996) and is repaid in installments starting July 31, 1997. At December 31, 1996 $2,758,000 was borrowed under this facility. These facilities are secured by PRO TV's equipment and vehicles. Notwithstanding these borrowing facilities, the Company believes that it will be required to provide additional funding to PRO TV in 1997.


     PULS, in which the Company has a substantial equity investment, continues to require additional cash funding to meet ongoing operating deficits. The Company estimates total cash funding required for PULS to be approximately $5.5 million through June 1997. None of the investors in PULS, including the Company, have further contractual obligations to invest additional capital in this station. The partners of PULS are currently in negotiations with potential new investors in PULS. A new investor would be expected to acquire a significant equity interest in PULS, either as a co-investor with the Company or as a sole investor, which may result in a change in the Company's equity interest in PULS. A new investor would be expected to assume responsibility for PULS' operations. The outcome of ongoing negotiations with potential new investors could either result in a decrease of the Company's future funding obligations to PULS or require the Company to make additional capital investments in PULS. Such an investment also could result in a material reduction of the carrying value of the Company's equity investment in PULS which was $12,600,000 at December 31, 1996 and a corresponding charge against the Company's earnings. Regardless of whether a transaction with an investor is consummated, there is no assurance that the Company may not have to take a reduction of all or a portion of the carrying value of PULS. In addition, a reduction of the carrying value of PULS, or other factors, might cause the Company to reduce all or part of the carrying value of the Company's investments in FFF (the parent company of the Nuremberg Station) and SFF (through which the Company owns its interests in the Leipzig Station and the Dresden Station), which were $6,100,000 and $1,600,000, respectively, as of December 31, 1996.


     The laws under which the Company's currently operating subsidiaries and affiliates are organized provide generally that dividends may be declared by the partners or shareholders out of yearly profits subject to the maintenance of registered capital, required reserves and after the recovery of accumulated losses. In the case of the Company's Dutch and Netherlands Antilles subsidiaries, the Company's voting power is sufficient to compel the making of distributions. The Company's voting power is sufficient to compel Nova TV to make distributions. In the case of PRO TV, distributions may be paid from the profits of PRO TV subject to a reserve of 5% of annual profits until the aggregate reserves equal 20% of PRO TV's registered capital. A majority vote can compel PRO TV to make distributions. In the case of POP TV, the Company's voting power is not sufficient to compel the payment of dividends. There are no legal reserve requirements in Slovenia. In the case of Markiza TV, distributions may be paid from net profits subject to an initial reserve requirement of 10% of net profits until the reserve fund equals 5% of registered capital. Subsequently, the reserve requirement is equal to 5% of net profits until the reserve fund equals 10% of registered capital. The Company's voting power in Markiza TV is not sufficient to compel the distribution of dividends. In the case of PULS, the PULS Partnership Agreement provides that if profits are available for distribution, 66 2/3% of the partnership interest may require that 40% of such profits be placed in reserves until DM16,700,000 ($10,774,000) are reserved. All profits in excess thereof must be distributed. The agreement relating to FFF does not contain restrictions on distributions out of available profits. The laws of countries where the Company is developing operations contain restrictions on the payment of dividends.

     Except for the Company's working capital requirements and completing the funding of existing television broadcast operations and the mobile telecommunications venture in Romania (MobilRom), the Company's future cash needs will depend on management's acquisition and development decisions. The Company is actively engaged in the development of additional broadcast operations and investing in existing broadcasting companies throughout Central and Eastern Europe. The Company incurs limited expenses in identifying and pursuing broadcast opportunities before any investment decision is made. The Company anticipates making additional investments in other broadcast operations, supplemented by capital raised from local financial or strategic partners as well as local debt and lease financing, to the extent that it is available and appropriate for each project. The Company's aggregate funding commitment with respect to MobilRom is up to $12.0 million, of which approximately $3.6 million has been funded to date.

     The Company believes that the net proceeds from the Offering, together with its current cash balances, cash generated from Nova TV and local financing of broadcast operations and broadcast operations under development should be adequate to satisfy the Company's operating and capital requirements for 12 to 18 months for both its current operations and operations under development.

     Statements made in this section, 'Liquidity and Capital Resources,' regarding future investments in existing television broadcast operations and the development of new television broadcast operations (including the amount and nature thereof), business strategies and the future need for additional funds from outside sources, are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements herein. Important factors that contribute to such risks include the Company's success in obtaining additional broadcast licenses, the cost of developing these opportunities into television broadcast operations, the ability to acquire programming, the ability to attract audiences, the rate of development of advertising markets in these countries and general market and economic conditions.

                                    BUSINESS

GENERAL

     The Company is the leading television broadcaster in Central and Eastern Europe, broadcasting to an aggregate of 84.9 million people in six countries in the region and an additional 9.0 million people in Germany. The Company operates the leading national television station in the Czech Republic and the Company's television operations in Romania, Slovenia and the Slovak Republic command the leading audience share within their respective areas of broadcast reach. The Company recently commenced television broadcast operations in Ukraine and southern Poland and has television broadcast operations under development in other areas of Poland and in Hungary which, in the aggregate, potentially could reach an additional 32 million people. The Company's strategy is to continue capitalizing on the substantial market opportunities created by the emergence of private commercial television and the corresponding significant growth of television advertising expenditures in these markets.


     The Company or its strategic and financial partners have been successful in obtaining broadcast rights and then in turn transforming these rights into operating television stations in a relatively short period of time. In many of the Company's markets the Company's broadcast operations have become the top rated stations within their broadcast reach in their first year of operation. License fees, if any, payable to governmental entities in connection with securing television licenses are usually minimal. A summary of the Company's broadcast operations appears below.

TELEVISION BROADCAST
OPERATIONS                    TERRITORY                      BROADCAST REACH(1)    ECONOMIC INTEREST
----------------------------  ----------------------------   ------------------    -----------------
Nova TV                       Czech Republic                        10.2                  93.2%(2)
PRO TV                        Romania                               12.5                  77.5%(3)
POP TV                        Slovenia                               1.6                  85.3%(4)
Markiza TV                    Slovak Republic                        4.3                  80.0%
Studio 1 + 1 Group            Ukraine                               48.5                  50.0%
TV Wisla                      Poland                                 7.8                  16.2%
PULS                          Berlin-Brandenburg                     6.0                  58.0%
Nuremberg Station             Nuremberg                              1.2                  37.4%
Leipzig Station               Saxony                                 0.7                  16.7%
Dresden Station               Saxony                                 1.1                  16.7%
                                                                   -----
     Totals                                                         93.9
                                                                   -----
                                                                   -----

------------------
(1) 'Broadcast Reach' measures the number of people in millions the Company's or the Company's local partners' broadcast signal can reach.

(2) The Company has recently obtained additional interests in Nova TV, raising the Company's economic interest from 66.0% to 93.2%. The Company is in the process of registering these additional interests pursuant to Czech law.

(3) The Company's partners in Romania hold options to purchase equity in Media Pro International from the Company which, if exercised, could reduce the Company's equity interest to not less than 66.0%.

(4) The Company has recently obtained additional interests in POP TV, raising the Company's economic interest in POP TV from 72.0% to 85.3%.

OPERATING ENVIRONMENT

     Private commercial television stations (those which derive the majority of their revenues from the sale of advertising) generally began broadcasting in the United States in the 1940s, in parts of Western Europe in the 1950s, but not until the 1980s and 1990s in Germany, and the 1990s in Central and

Eastern Europe. Commercial television has become an important medium for advertisers in the more developed advertising markets. For example, in 1996, television advertising expenditures totaled $38 billion in the United States and an aggregate of $23 billion in the 16 countries in Western Europe. The Company believes that, over time, television advertising expenditures in Central and Eastern European countries, which are relatively low, will follow a pattern of development similar to that of Western Europe and the United States.

     The following table and chart set forth (i) the population and number of TV households for those countries of Central and Eastern Europe where the Company is focusing its efforts and (ii) the recent growth in television advertising expenditures in certain of those countries.

COUNTRY                                                                         POPULATION(1)    TV HOUSEHOLDS(2)
-----------------------------------------------------------------------------   -------------    ----------------
Czech Republic...............................................................      10,300,000        4,000,000
Hungary......................................................................      10,200,000        3,800,000
Poland.......................................................................      38,600,000       12,300,000
Romania......................................................................      22,700,000        6,700,000
Slovak Republic..............................................................       5,400,000        1,800,000
Slovenia.....................................................................       2,000,000          600,000
Ukraine......................................................................      52,100,000       17,300,000
                                                                                -------------    ----------------
  Total......................................................................     141,300,000       46,500,000
                                                                                -------------    ----------------
                                                                                -------------    ----------------

------------------
(1) Source: Economist Intelligence Unit Limited, December 1996.

(2) Source: Zenith Media, January 1997, except for Ukraine: CIT Publications, November 1996. A TV Household is a residential dwelling with one or more television sets.

                           TV Advertising Expenditures
                            (US Dollars (in millions))

                    [CHART SHOWING ADVERTISING EXPENDITURES
          IN AREAS OF CENTRAL AND EASTERN EUROPE IN WHICH THE COMPANY
         CONDUCTS OPERATIONS OR IS DEVELOPING BROADCAST OPPORTUNITIES]

                          1991    1992    1993    1994    1995    1996
                          ----    ----    ----    ----    ----    ----
Czech Republic (1)         $6      $37     $67     $96    $145    $165
Romania (2)                na       na      na     $10     $25     $45
Slovak Republic (3)        $1      $14     $18     $25     $25     $32
Slovenia (4)               na      $12     $18     $23     $30     $35
Poland (5)                $21      $50    $168    $268    $334    $385
Ukraine (6)                na       na      na      na      $9     $20

Note: Romania, Slovenia and Ukraine data not available for certain years.
------------------
(1) Source: DDB Needham Worldwide A.S. Praha Advertising, IP Prague and Company estimates.

(2) Source: Plus Advertising and Company estimates.

(3) Source: DDB Needham Worldwide A.S. Praha Advertising, IP Bratislava and Company estimates.

(4) Source: M&M Magazine, Mediana Research and Company estimates.

(5) Source: IP Arbo and Company estimates.

(6) Source: Company estimates.

     The Regional Agreement for European Broadcasting Area of 1961 allocates television broadcast frequencies to each country. Access to the available frequencies is controlled by regulatory agencies in each country. New awards of licenses to broadcast on these frequencies occur infrequently.

  Czech Republic

     The Czech Republic is a parliamentary democracy of approximately 10.3 million people, which the Company believes has developed a stable market economy and is moving toward eventual membership in the European Union. Prior to 1992, television advertising in the Czech Republic was limited to two public channels. Currently, there are four over-the-air television stations in the Czech
Republic: two public stations which reach 96% and 83% of the population, respectively, and two private commercial stations, Nova TV and Prima TV, which reach 99% and 44% of the population, respectively. Since the onset of privatization activities in 1992, the television advertising market in the Czech Republic has expanded rapidly to approximately $165 million in 1996. The Czech media law, originally adopted in 1991, and revised in 1996, allowed for the creation of Nova TV and generally permits up to 10% of its broadcast time to be used for advertising compared with 1% of broadcast time on each public channel. It is currently estimated that at some point during prime time hours 60% to 70% of the Czech population watches television, as compared with 60% of the population of the United States.

  Romania

     Romania is a parliamentary democracy of approximately 22.7 million people, making it one of the largest potential markets in Central and Eastern Europe. Approximately 97% of Romanian households have television, and cable penetration is approximately 31%. According to the Company's estimates, television advertising totaled approximately $45 million in 1996. In 1992, the National Commission for Audio-Visual (the 'Romanian Media Commission') was established to grant broadcast licenses and regulate television, radio and cable. Currently, there are two public stations and two private stations competing with PRO TV. Of the public stations, TVR1 reaches the entire Romanian population and TVR2 reaches 60%. The two primary private competitors, Antena 1 and Tele 7ABC, reach approximately 15% and 9% of the population, respectively. Private broadcasters, such as PRO TV, are permitted to use up to 15% to 20% of their broadcast time for advertising, as compared to public broadcasters which are permitted to use only up to 7.5% of their time for advertising. PRO TV has a broadcast reach of 55% of the Romanian population.

  Slovenia

     Slovenia is a parliamentary democracy of 2.0 million people and had an estimated per capita GDP of $9,600 in 1996, the highest among the former Eastern bloc countries. Approximately 97% of Slovenian households have television. Television advertising increased 17% in 1996 to $35 million, and represented approximately 32.5% of total advertising expenditures. The POP TV network stations operate under licenses regulated pursuant to the Law on Public Media adopted in 1994 and pursuant to the Law on Telecommunications adopted in 1988. Private broadcasters are permitted to use up to 20% of their broadcast time for advertising compared to 15% on public stations. Currently, there are two public stations and two private stations in Slovenia competing with the POP TV network. Historically, the Slovenian television market has been dominated by one of the public stations, SLO 1, which reaches 97% of the Slovenian population. In addition, cable television penetration in Slovenia is at a relatively high 35%.

  Slovak Republic

     The Slovak Republic has a population of 5.4 million and 99% of households have television. The economy of the Slovak Republic has recently begun to respond to economic reform, with estimated GDP growth of 6.5% in 1996. The Company believes that as a market economy develops in the Slovak Republic, television advertising spending has the potential to grow significantly. Television advertising increased 28% in 1996 to $32 million, according to the Company's estimates, yet television advertising spending per capita in the Slovak Republic in 1996 still was less than half of that of the Czech Republic.

The license under which Markiza TV operates is regulated pursuant to the Act on Radio and Television Broadcasting. Currently, there are two national public stations which compete with Markiza TV, each of which reach 98% of the population of the Slovak Republic.

  Ukraine

     Ukraine, a parliamentary democracy of 52.1 million people, is the largest market served by the Company. Approximately 94% of Ukrainian households have television, and cable penetration is approximately 6%. Although television advertising in Ukraine was only $20 million in 1996, the Company expects that Ukraine's television advertising market will grow rapidly as Ukraine develops an economy that fosters competition among providers of goods and services. The Studio 1+1 Group is permitted to use up to 15% of its broadcasting time for advertising and has a broadcast reach through UT-2 of 93% of Ukraine's population.

  Poland

     Poland is a parliamentary democracy of 38.6 million people and had an estimated per capita GDP of approximately $3,500 in 1996. Poland has the largest television advertising market of the former eastern bloc countries, other than Russia, with $385 million of television advertising expenditures in 1996. In 1996, television advertising expenditures increased by 15% from 1995. Approximately 98% of Polish households have television, and cable and satellite penetration are 23% and 16%, respectively. Competition in Poland consists of two national public broadcast channels, TVP1 and TVP2, with broadcast reaches of 98% and 96% of Poland's population, respectively; Polsat, the largest private broadcaster, with a broadcast reach of 74%; and 11 regional channels. Restrictions on advertising provide that public advertising on TV Wisla may not exceed 15% of daily broadcasting time and 12 minutes in any one hour.

  Germany


     Germany is currently Europe's largest television advertising market with television advertising expenditures of approximately $4.9 billion in 1996. In 1984, legislation was enacted which permitted the expansion of private national television stations and which reduced restrictions on advertising on private television stations. Since that time, television broadcasting in Germany has been conducted primarily by several well-established public and private national stations. Until 1993, there were no privately owned regional television stations in Germany. Efforts to broadcast television on a regional basis were limited to
(i) ARD, one of the public station groups, which, in addition to their joint nationwide program provide programs intended for regional reception and (ii) the inclusion on certain national television broadcast stations of a program segment of 30 to 45 minutes in length in the early evening which focuses on a particular region's news and events. As a result, television advertising has been purchased and broadcast primarily on a national basis.

     In 1993, certain of the 16 German states began to award private regional broadcasting licenses, such as those awarded to operate PULS, the Nuremberg Station, the Leipzig Station and the Dresden Station (collectively, the 'German Stations'). Licenses to broadcast regional television have been awarded to other broadcasters in Munich, Hamburg and Berlin.

STRATEGY

     The Company's objective is to strengthen its position as the leading broadcaster in Central and Eastern Europe by applying its broadcasting, financial and political expertise to achieve profitability in all of its existing broadcast operations and to develop and operate additional television broadcast operations.

  Early Entry Into Attractive Television Markets

     The Company's strategy is to establish national and regional television broadcast operations in the emerging markets of Central and Eastern Europe. The Company believes there are significant competitive advantages to being an early entrant into these markets including: (i) the number of television broadcast frequencies being made available is regulated by government licensing authorities, thus limiting competition, and (ii) early entrants have the opportunity to establish good relationships with advertisers and build viewer loyalty and station identity before other entrants can commence operations. In Central and Eastern Europe, early entrants also have the opportunity to acquire exclusive rights to attractive programming for their respective markets.

     The Company believes that advertising expenditures in Central and Eastern European countries generally will continue to increase rapidly as those countries develop market-based economies and competition increases for goods and services. For example, in the Czech Republic, television advertising expenditures increased from approximately $6 million in 1991 to $165 million in 1996. The Company believes that Nova TV, as an early entrant with limited competition, has been able to capitalize successfully on this market growth, having achieved net advertising revenues of $109 million during 1996. Since December 1995, the Company has launched television broadcast operations in Romania, Slovenia and the Slovak Republic which have established themselves as the leading television broadcasters within their broadcast reach. The Company recently commenced television broadcast operations in Ukraine and southern Poland. The Company intends to compete for commercial television licenses in other Central and Eastern European markets which it deems economically attractive, including in other areas of Poland and in Hungary.

  Attractive Programming

     The Company seeks to create and acquire programming which will appeal to a mass market audience in the Central and Eastern European countries within which the Company and its partners operate. Programming is a critical element in building audience share, which is an extremely important factor in generating advertising revenues. The Company's strategy is to broadcast a mix of locally and internationally produced movies, series, talk shows, variety shows, sports and news. The Company believes broadcasting a significant amount of locally produced programming and developing a distinctive independent news program give a strong local identity to its broadcast operations, cater to local tastes and appeal to the desires of the local regulatory authorities. The Company complements its local programming by maintaining an extensive library of exclusive programming rights to popular films and television series produced by the world's leading studios, including Paramount Pictures, Sony Pictures, Twentieth Century Fox and Warner Bros. The Company utilizes 'western style' production techniques to provide high quality local language programming to its television audiences. The Company employs modern equipment and short, lively program formats and purchases state of the art equipment for its studios in each location where it conducts broadcast operations.

  Investment Alliances

     The Company's strategy is to form investment alliances with local strategic partners in each country or region where it seeks to establish broadcast operations. The Company believes that these alliances are essential to obtaining television broadcast licenses. The Company seeks investment alliances with local strategic partners who are known to local licensing authorities, are well respected in their local media communities and are politically non-partisan. In addition, the Company believes that having alliances with local partners demonstrates to local licensing authorities that it has a strong commitment to broadcast programming which is responsive to particular local interests. The success of this strategy has been demonstrated by the Company's record of obtaining broadcast rights in several markets in Central and Eastern Europe under competitive conditions.

  Maximize Broadcast Reach

     The Company's strategy is to maximize its broadcast reach within its markets in order to maximize its potential audience share and therefore increase the attractiveness of its programming to advertisers. In those areas where the

Company and its partners' stations do not reach the entire population, the Company seeks to create a network for its programming and seeks to distribute it through other, unaffiliated local broadcasters and through local cable systems. The Company concentrates on reaching urban areas where advertising dollars are focused. The media laws in many of the countries where the Company operates require cable operators to carry all over-the-air broadcasting within their areas free of charge. The Company currently employs satellite technology in Romania, which does not have a well-developed terrestrial television distribution system, to distribute its programming to a network of affiliate stations. In order to serve other markets, the Company has obtained a 12 year lease on a transponder on the Satellite Transponder, which is scheduled to be launched in the fourth quarter of 1997. The Satellite Transponder will allow the Company's broadcast operations to distribute programming efficiently to a disbursed network of terrestrial television transmitters and cable system headends without the necessity of building a potentially costly transmission infrastructure. Using existing digital compression technology, the Company will be able to use the Satellite Transponder to simultaneously distribute programming on up to five different channels emanating from five distinct locations.

  Leveraging Critical Mass Among Its Operations

     The Company currently broadcasts to approximately 93.9 million people in seven countries and is developing or exploring operations in several other countries. The Company believes it has reached a critical mass which has enabled it to begin to benefit from synergies among the Company's operations. For example, the Company has begun to gain greater leverage in its purchasing, programming, news gathering and production abilities. In addition, the Company intends to develop related businesses which serve broadcasters both affiliated and not affiliated with the Company, and intends to market certain lower cost production services to producers and broadcasters in the higher cost countries of Western Europe and the United States.

  Employing a Dedicated Team of Experienced Professionals

     License application procedures in Central and Eastern Europe are complex and typically involve lengthy competition against numerous other parties, including major media companies. The Company has assembled an experienced team of professionals who have successfully led the Company through complex licensing processes in several locations in Central and Eastern Europe and who are seeking broadcast rights in other markets of Central and Eastern Europe. Leonard M. Fertig, President and Chief Executive Officer of the Company, has been active in obtaining broadcast licenses for the Company and its strategic partners in Central and Eastern Europe since 1991. In addition, Ronald S. Lauder, Chairman of the Company and former U.S. Ambassador to Austria, has been actively involved in the affairs of Central and Eastern Europe for many years and plays an active role in pursuing and maintaining licenses for the Company's operations. The Company believes its management and dedicated licensing team provide a competitive advantage in obtaining broadcast licenses. The Company also employs experienced operating and financial managers and accesses international technology, programming and funding to promote the successful development and management of its broadcast operations.

OPERATIONS IN THE CZECH REPUBLIC: NOVA TV


  General

     Nova TV is the leading commercial television broadcaster in the Czech Republic, broadcasting pursuant to a 12 year license awarded in February 1993. Nova TV's signal reaches 99% of the Czech Republic's population of approximately
10.3 million, including approximately 4.0 million TV households. Nova TV generated $109.2 million in net advertising revenues in 1996.

     As the first private national station serving the Czech Republic, broadcasting a wide range of programming, including movies, comedies, dramatic series, soap operas, news and sports, Nova TV has built and maintained significant market share during its first three years of operations. According to independent surveys undertaken by GFK/AISA, an independent polling agency, for the period from January 1, 1996 through December 31, 1996, Nova TV achieved an overall 67% audience share of the Czech Republic television market. Audience share represents the percentage of televisions turned on at a particular time which are tuned to a particular television station.

  Programming

     Nova TV's programming strategy is to appeal to a mass market audience. The station broadcasts for 19 hours daily, including locally produced news, sports (including exclusive coverage of the Czech Republic's national soccer league), variety shows and other programming, as well as a broad range of popular films and series from international distributors. In 1996, Nova TV produced approximately 2,500 hours of original local programming, which primarily consists of a daily breakfast show, news broadcasts and news related shows, sports, game shows and music videos. In 1996, original local programming produced by the Company, together with Czech films and other Czech origin programming, comprised approximately 36% of Nova TV's broadcast time.

     Nova TV has acquired exclusive broadcasting rights in the Czech Republic or in the Czech language, to a number of successful American and Western European programs and films produced by such companies as Canal+, Paramount Pictures, Sony Pictures, Twentieth Century Fox, Walt Disney and Warner Bros. Nova TV, has the rights to broadcast over 13,000 internationally released films and television episodes during the next several years. Many of these films will not have been released in the Czech Republic prior to being broadcast by Nova TV. Nova TV has agreements with CNN, Reuters and WTN to receive foreign news reports and film footage to integrate into its news programs. All foreign language programs and films are dubbed into the Czech language.

  Advertising

     Nova TV derives its revenues principally from the sale of commercial advertising time. In the Czech Republic most television advertising is sold through independent agencies and media buying groups. Nova TV currently serves over 200 advertisers, including such large multi-national advertisers as Colgate-Palmolive, Jacobs Suchard, Procter & Gamble and Unilever. In 1996, no

single advertiser accounted for more than 10% of Nova TV's revenues.

     Nova TV is permitted to broadcast advertising for up to 20% of its broadcast time in any one hour, subject to an overall daily limit of 10% of broadcast time. In addition, up to 60 minutes per day of broadcast time may be used for 'direct sales' advertising. Its primary competitor, CT1, a public television station, is restricted to 1% of daily broadcast time for advertising. The Council for Radio and Television Broadcasting in the Czech Republic (the 'Czech Radio and Television Council') makes certain distinctions between private and public broadcasters. For example, private broadcasters, such as Nova TV, are permitted to interrupt programming with advertising, while public broadcasters may not. As the television advertising market in the Czech Republic continues to develop, the Company believes Nova TV is well positioned to capitalize on its much larger inventory of available advertising time.

  Competition

     Nova TV competes principally with CT1 for audience, programming and advertising. Nova TV competes on a more limited basis with CT2, a public network of regional frequencies which reaches approximately 83% of the Czech Republic's population and Prima TV, a privately owned and operated television station serving Prague and several other metropolitan areas which include approximately 44% of the country's population. There are no other significant television stations broadcasting Czech language programming to the Czech Republic. The Company believes that, for various technical, political and financial reasons, additional private national broadcast competition in the Czech Republic is unlikely in the near future.

     Limited competition for viewers also comes from foreign stations transmitted through cable and satellite television. At the present time, approximately 14% of all Czech Republic households have cable television and approximately 20% receive direct-to-home satellite television. The media authorities in the Czech Republic have licensed several companies to provide cable television services to the Czech Republic. The largest is Kable Plus, with over 325,000 subscribers. Czech authorities have required cable operators to carry all over-the-air broadcasting within their areas free of charge.

     Nova TV competes for revenues with other media, such as newspapers, radio, magazines, outdoor advertising, transit advertising, telephone directory advertising and direct mail.

  Regulation

     Nova TV and the terms of the license pursuant to which it operates are regulated by the Czech Radio and Television Council pursuant to recently amended legislation. The license was granted by the Czech Radio and Television Council to CET 21 for 12 years under terms which require CET 21 to cooperate with the Company in operating Nova TV. CET 21 has given Nova TV the exclusive access to the use of the license.


     Under Czech legislation or the license pursuant to which Nova TV operates, Nova TV is required to comply with certain restrictions on programming and advertising, none of which the Company believes have had a material adverse effect on Nova TV. If the Czech Republic becomes a member of the European Union, Nova TV may be subject to additional program content regulation.

     Regulations relating to the amount of advertising broadcast on television in the Czech Republic provide that advertising on Nova TV cannot exceed 20% of its broadcast time in any one hour subject to an overall limit on advertising of 10% of total daily broadcast time. In addition, up to 60 minutes per day of broadcast time may be used for 'direct sales' advertising. Advertising is not permitted during children's programming or the evening news. Restrictions on advertising content include that (i) tobacco advertising is prohibited, (ii) advertising targeted at children before or after children's programming is prohibited if such advertising promotes behavior that would endanger the health, physical or moral development of children, (iii) advertising of alcoholic beverages is restricted but not prohibited and (iv) members of the news department of Nova TV are prohibited from appearing in advertisements. There are also restrictions on the frequency of advertising breaks within a program.

     The Czech legislation pursuant to which CET 21 holds its license and pursuant to which Nova TV operates contains certain provisions concerning the relationship between the license holder and the broadcaster. The Czech Radio and Television Council recently conducted administrative procedures to review these relationships for all the private commercial broadcasting licenses granted pursuant to Czech legislation, including the license granted to CET 21. These procedures have been suspended. No determination adverse to Nova TV was made by the Czech Radio and Television Council.

OPERATIONS IN THE CZECH REPUBLIC: RADIO ALFA

     In February 1995, the Company entered into the first of a series of loan and consulting agreements with Radio Alfa, one of two private Czech Republic national radio broadcasters. The Company has advanced a total of approximately Kc107,000,000 ($3,915,000) in loans to Radio Alfa under these agreements. In addition to receiving interest under these loans, the Company receives a consulting fee equal to 60% of the pre-tax profits of Radio Alfa and provides management advisory services to the radio station. Recent changes in the Czech broadcasting regulations have allowed the Company to directly hold an equity interest in Radio Alfa. The Company has purchased a 62.0% interest in Radio Alfa for a purchase price of Kc37,500,000 ($1,372,000). The Company has also paid Kc11,300,000 ($413,000) in order to purchase a Kc17,300,000 loan ($633,000) from one of the former shareholders of Radio Alfa. Certain of the Company's outstanding loans to, and interest in, Radio Alfa are convertible into an additional equity interest which, when combined with its current 62.0% interest, would give the Company an 83.7% interest in Radio Alfa.

     Radio Alfa, which was awarded a license in January 1993, had been operating as a 'news/information' station with an audience share of approximately 5%. In October 1995, the Company relaunched Radio Alfa with a greater proportion of entertainment-driven programming. Audience share was approximately 7.5% during the fourth quarter of 1996. Radio competition in the Czech Republic is provided by Czech public radio, one other national private radio station and over 40 local radio stations.

OPERATIONS IN ROMANIA: PRO TV

  General

     PRO TV is a national television broadcast network in Romania which broadcasts its programming on, and sells advertising for, regional television stations operated under licenses held by PRO TV, SRL and Media Pro, SRL. PRO TV reaches approximately 55% of the Romanian population of 22.7 million, focusing primarily on Romania's urban areas. PRO TV broadcasts from studios located in Bucharest via digitally encoded satellite signals which deliver programming to terrestrial broadcast facilities throughout Romania. The Company anticipates that PRO TV will be able to increase its reach from current levels through additional regional licenses which have been granted to entities currently controlled by PRO TV, SRL and through affiliations with other local broadcasters and agreements with cable carriers.

     PRO TV broadcasts a wide range of programming, including movies, comedies, dramatic series, talk shows, news and reports. Independent research from Gallup Media in Romania shows that PRO TV is currently the top rated television station in its broadcast area, with an average television viewer share of approximately 42% during prime time for all of 1996.

     Media Pro International, through which PRO TV is operated, also operates PRO FM, a radio network which is broadcast through owned and affiliated stations to approximately 9.2 million people in Romania.

  Programming

     PRO TV's programming strategy is to appeal to a mass market audience. PRO TV broadcasts 24 hours of programming daily except Monday, when PRO TV broadcasts for 18 hours. Approximately 26% of PRO TV's programming is comprised of locally produced programming, including, news, sports (including coverage of Romania's soccer league), a breakfast show and current affairs shows.


     PRO TV has secured exclusive broadcast rights in Romania to a large number of successful American and Western European programs and films produced by such companies as CBS, Granada, MCA, MGM, Paramount Pictures, Sony Pictures, Twentieth Century Fox and Warner Bros. PRO TV's library includes over 2,000 feature films and approximately 5,000 television episodes. Many of these films will not have been released in Romania prior to their broadcast on PRO TV. All foreign language programs and films are subtitled in Romanian. PRO TV also receives foreign news reports and film footage from Reuters and WTN to integrate into its news programs.


  Advertising

     PRO TV derives revenues principally from the sale of commercial advertising time, most of which is sold through independent agencies. Advertisers include large multinational firms such as Coca-Cola, Colgate-Palmolive, Daewoo, Henkel, Pepsi, Philip Morris, Procter & Gamble, Unilever and Wrigley.

     PRO TV is permitted to broadcast advertising for up to 20% of its broadcast time in any hour, subject to an overall daily limit of 15% of broadcast time. An additional 5% of broadcast time may be used for 'direct sales' advertising. PRO TV's primary competitor, TVR 1, a public broadcaster, is restricted to 7.5% of daily broadcast time for advertising, and a maximum of 10% during any one hour. Both private and public broadcasters are subject to restrictions on the frequency of advertising breaks, as well as on the advertising of tobacco and alcohol, but restrictions on public stations are more severe. For example, private broadcasters can insert advertising during news programs while public broadcasters cannot.

  Competition

     Prior to the launch of PRO TV, TVR 1 was the dominant television station in Romania with its coverage of the entire population, a popular news show and limited entertainment programming. Other local competitors include public TVR 2, with a 40% reach, and privately-owned Antena 1 and Tele 7 ABC, covering about 20% and 9% of the population, respectively.

     Additional competitors include cable and satellite stations. PRO TV competes for advertising revenues with other media, such as newspapers, radio, magazines, outdoor advertising, telephone directory advertising and direct mail.

  Regulation

     Licenses for the television stations which show programming provided by PRO TV and which broadcast advertising sold by PRO TV are regulated by the Romanian Media Commission. In addition to its terrestrial television licenses which have been granted for seven year periods expiring in 2001 and 2002, PRO TV has been granted a seven year license to broadcast via satellite.

     Under regulation established by the Romanian Media Commission, PRO TV and the stations which broadcast programming and advertising provided by PRO TV are required to comply with certain restrictions on programming and advertising. These restrictions include the establishment of a target of at least 40% of programming to be of Romanian origin for television operators, such as PRO TV, which use satellite transmission.

     Regulations relating to the amount of advertising broadcast on television in Romania provide that advertising on PRO TV cannot exceed 20% of its broadcast time in any one hour, subject to an overall limit on advertising of 15% of total daily broadcast time. In addition, up to 5% of broadcast time may be used for 'direct sale' advertising. Regulations related to advertising content include
(i) restrictions related to tobacco and alcohol advertising, (ii) advertising targeted at children or during children's programming must account for the overall sensitivity of that age group and (iii) members of the news department of PRO TV are prohibited from appearing in advertisements. There are also restrictions on the placement of advertisements during programming.

  Recent Developments

     The Company owns a 95.0% equity interest in Unimedia which owns a 10.0% equity interest in MobilRom. In December 1996, MobilRom was awarded one of two national GSM cellular telephone licenses in Romania. The Company is currently evaluating its plans with respect to its interest in MobilRom. The Company does not anticipate exercising any managerial or operational control over MobilRom although one of the Company's employees serves on MobilRom's Board of Directors. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

OPERATIONS IN SLOVENIA: POP TV

  General

     POP TV is a national television broadcast network in Slovenia which provides its programming to, and sells advertising for, MMTV, Tele 59 and an additional affiliate, TV Robin. POP TV reaches approximately 80% of the population of Slovenia, including Ljubljana, the capital of Slovenia, and Maribor, Slovenia's second largest city. POP TV currently is negotiating affiliation agreements with other regional television broadcasters to expand its broadcast reach in Slovenia.

     POP TV broadcasts a wide range of programming, including movies, comedies, dramatic series, talk shows, news and sports. Independent industry research shows that in the areas of Slovenia in which POP TV can be seen POP TV had an average television viewer share of approximately 49% for 1996, the largest television market share in these areas.

  Programming

     POP TV's programming strategy is to appeal to a mass market audience. POP TV provides an average of 18 hours of programming daily. Local programming includes a nightly news program and a daily game show.

     POP TV has secured exclusive program rights in Slovenia to a large number of successful American and Western European programs and films from many of the major studios, including X-Files, ER, Friends, The Bodyguard, Forever Young and Robin Hood: Prince of Thieves. Many of these films will not have been released in Slovenia prior to their broadcast on POP TV. All foreign language programs and films are subtitled in Slovenian.

  Advertising

     POP TV derives revenues principally from the sale of commercial advertising time. Advertisers include large multinational firms such as Coca Cola, Henkel, Johnson & Johnson and Wrigley. Private commercial television stations are permitted to broadcast advertising for up to 20% of daily broadcast time compared with 15% for public television stations in Slovenia. Both private and public television broadcasters in Slovenia are subject to restrictions on the frequency of advertising breaks, as well as on the advertising of tobacco and alcohol.

  Competition

     Historically, the television market in Slovenia has been dominated by SLO 1, a public television station. SLO 1 is entertainment oriented while the other public station, SLO 2, focuses on information and culture. SLO 1 reaches 97% of the Slovenian population, and SLO 2 reaches 96% of the Slovenian population. Two private television stations which compete with POP TV in Slovenia have achieved a relatively small share of the market. In July 1996, the Company, together with MMTV and Tele 59, entered into an agreement to purchase a 66% equity interest in Kanal A, a privately owned television station in Slovenia in competition with POP TV, which agreement would increase POP TV's broadcast reach to 85%. There is currently an injunction in effect preventing the completion of the Kanal A Agreement. See 'Business--Litigation.'

     POP TV also competes with foreign television stations, particularly Croatian, Italian, German and Austrian stations. Cable penetration at 32% is relatively high compared with other countries in Central Europe and approximately 32% of households have satellite dishes. In addition, POP TV competes for revenues with other media, such as newspapers, radio, magazines, outdoor advertising, telephone directory advertising and direct mail.

  Regulation

     The licenses granted to MMTV and Tele 59 have been granted for 10 year terms expiring in 2003. Under Slovenian television regulations, POP TV and its affiliate stations are required to comply with a number of restrictions on programming and advertising. These restrictions include that 10% of the station's broadcast time must be internally produced programming, certain films and other programs may only be broadcast between 11:00 pm and 6:00 am, and POP TV news editors, journalists and correspondents must not reflect a biased approach toward news reporting.

     Regulations relating to the amount of advertising broadcast on television in Slovenia provide that advertising on POP TV cannot exceed 20% of its daily broadcast time. Advertising is not permitted during news, documentary and children's programming which is not in excess of 30 minutes or during religious programming. There are also restrictions on the frequency of advertising breaks during films and other programs. Restrictions on advertising content include a prohibition on tobacco advertising and on the advertising of alcoholic beverages other than low alcohol content beer.

  Recent Developments

     In March 1997, the Company consummated the Additional Pro Plus Purchase.

After giving effect to the Additional Pro Plus Purchase, the Company currently owns 78.0% of the equity in Pro Plus, but has an effective economic interest of 85.3% as a result of its right to 33.0% of the profits of MMTV and 33.0% of the profits of Tele 59. Tele 59 currently owns a 21.0% equity interest in Pro Plus, and MMTV currently owns a 1.0% equity interest in Pro Plus. The Company, which owns 10.0% of the equity of each of Tele 59 and MMTV, has acquired an option to increase its equity interest in MMTV in conjunction with the Additional Pro Plus Purchase. Pursuant to the Additional Pro Plus Purchase, the Company also has acquired a 20.0% interest in Meglic Telekom, d.o.o., a start-up venture in Slovenia involved in cable television and telecommunications.

OPERATIONS IN THE SLOVAK REPUBLIC: MARKIZA TV

  General

     Markiza TV, in which the Company owns an 80% economic interest, was launched as a national television station in the Slovak Republic on August 31, 1996. According to third party estimates, Markiza TV reaches approximately 79% of the Slovak Republic's population of 5.4 million, including virtually all of its major cities. The Company intends to increase Markiza TV's broadcast reach by adding additional transmitters or affiliates. According to independent industry research, Markiza TV had an average television viewer share of approximately 51% for its broadcast reach areas for the portion of 1996 during which it broadcast, representing the highest market share in these areas.

  Programming

     Markiza TV's programming strategy is to appeal to a mass market audience. Markiza TV provides an average of 18 hours of programming daily. Approximately 47% of Markiza TV's programming is locally produced, including news, current affairs, game shows, variety shows and a weekly sitcom.

     Markiza TV has secured exclusive broadcast rights in the Slovak Republic to a large number of top rated United States and European programs produced by major studios including BBC, MCA, Twentieth Century Fox, and Warner Bros. Markiza TV's library includes over 1,000 films and nearly 3,000 television episodes. All foreign language programming is dubbed in either Slovak or Czech. Markiza TV also receives foreign news reports and film footage from CNN, Reuters and WTN, which it integrates into Markiza TV's news programs.

  Advertising

     Markiza TV derives revenues principally from the sale of commercial advertising time. Advertisers include large multinational firms such as Henkel, Jacobs Suchard, Master Foods, Nestle, Procter & Gamble, Unilever and Wrigley. Private commercial television stations are permitted to broadcast advertising for up to 10% of total daily broadcast time and up to 20% of broadcast time in any single hour.

  Competition

     The Slovak Republic is served by two public television stations, STV1 and STV2, which dominated the ratings until Nova TV began broadcasting in 1994. Nova TV's signal reaches a portion of the Slovak Republic where it had a 17% audience share in 1996. Markiza TV also competes with VTV, a private satellite broadcaster; public television stations located in Austria, the Czech Republic and Hungary, which stations' signals reach the Slovak Republic; additional foreign private television stations; and foreign satellite stations. Competitors have indicated a possibility of legal action to challenge the Company's partnership arrangements with Markiza TV in connection with the formation of STS.

  Regulation

     Markiza TV's broadcast operations are subject to regulations imposed by the Act on Radio and Television Broadcasting, the Act on Advertising and conditions contained in the license granted by the Council of the Slovak Republic for Broadcasting and Television Transmission (the 'Slovak Television Council'). The license to operate Markiza TV was granted by the Slovak Television Council to the

Company's local partner in STS, for a period of 12 years under terms which require the Company's local partner to enter into a partnership with the Company to found STS.


     Under the license pursuant to which Markiza TV operates, Markiza TV is required to comply with several restrictions on programming. These restrictions include that of Markiza TV's monthly broadcast time: 40% must be Slovak production (increasing to a minimum of 51% within three years from commencement of broadcasting); 10% must be programming for children; broadcasts of first performance films and series must have a minimum of 47% European production (of which there must be a minimum of 8% Slovak production) and no more than 45% United States production; and no more than 40% of foreign first performance films and series may be in the Czech language (decreasing to 20% by the fourth year of broadcasting). Markiza TV's programming is required to be consistent with the Slovak Constitution and not promote violence, hate, intolerance, the intentional use of indecent language or immoral behavior. Programming endangering the psychological or moral growth of children and youth cannot be broadcast between 6:00 am and 10:00 pm, and Markiza TV's news broadcasts must be objective and balanced and clearly differentiate between opinion and news. If the Slovak Republic becomes a member of the European Union, Markiza TV may be subject to additional program content regulation.


     Under both the license pursuant to which Markiza TV operates and Slovak statutes, Markiza TV must comply with certain limitations in its broadcast of advertising, none of which the Company believes will have a material adverse effect on Markiza TV. Regulations relating to the amount of advertising broadcast on Markiza TV provide that advertising may not exceed 20% of broadcast time in any single hour, subject to an overall advertising limit of 10% of total daily broadcast time. In addition, up to one hour daily, not exceeding 20% in any one hour, may be used for 'direct sales' advertising. The news may not be sponsored and news staff may not appear in advertisements. Restrictions on advertising content include that (a) tobacco advertising is prohibited, (b) advertising for children or in which children perform and which promotes behavior endangering the health, psychological or moral development of children is prohibited, and (c) advertising which endangers morals or consumer's interest in health, safety and environmental protection are also prohibited. The advertisement of beer is permitted, however, advertisement of other alcoholic beverage remains prohibited. There are also restrictions on the frequency of advertising breaks within a program.

  Recent Developments

     The Slovak parliament recently announced a tender procedure for the privatization of STV2 under which bids were required to be submitted by the end of February 1997. Markiza, the Company's local partner in Markiza TV, submitted a bid for a television broadcast license to operate Markiza TV on the STV2 frequencies in exchange for its current frequencies because STV2 has a broadcast reach greater than the current reach of Markiza TV. A successful bid by Markiza for the television broadcast license on STV2 would have no effect on its partnership with the Company.

OPERATIONS IN UKRAINE: STUDIO 1 + 1 GROUP

  General

     The Company owns a 50% economic interest in the Studio 1+1 Group, which has the right pursuant to a ten-year television broadcast license held by a Ukrainian-based member of the Studio 1+1 Group to broadcast programming and sell advertising on Ukrainian National Channel Two ('UT-2'), one of Ukraine's public television stations, for 63 hours per week, including during prime time. UT-2 reaches approximately 93% of Ukraine's population. The Studio 1+1 Group began broadcasting on UT-2 in January 1997. Prior to that time, the Studio 1+1 Group had been broadcasting programming for approximately 50 hours per week on Ukrainian National Channel One ('UT-1') pursuant to a contractual, rather than license, right, which contract was to expire in 2000. The Studio 1+1 Group was required to relinquish its right to broadcast programming on UT-1 in order to acquire the license to broadcast on UT-2.

     The Company continues to hold a 30% equity interest in Gravis, a company which operates two terrestrial television stations in the capital city of Kiev. Gravis currently generates only limited revenues.

  Programming

     The Studio 1+1 Group's programming strategy is to appeal to a mass market audience. The Studio 1+1 Group has secured exclusive territorial or local language broadcast rights in Ukraine to a large number of successful American and Western European programs and films from many of the major studios, including Paramount, Universal and Warner Bros. All foreign language programs and films (other than those in the Russian language) are dubbed into the Ukrainian language. During 1996, the Studio 1+1 Group broadcast primarily foreign programming. During 1997, the Company intends to increase the percentage of its programming that is locally produced, including talk shows and entertainment shows.

  Advertising

     The Studio 1+1 Group derives revenues principally from the sale of commercial advertising time. Advertisers include Coca-Cola, Master Foods, Nestle, Procter & Gamble and Wrigley. The Studio 1+1 Group is permitted to sell 15% of its overall broadcast time for advertising. UT-2, like other broadcasters, is subject to restrictions on the frequency of advertising breaks, as well as on the advertising of tobacco and alcohol. Although television advertising in Ukraine was only $20 million in 1996, the Company expects that Ukraine's television advertising market will grow rapidly as Ukraine develops an economy that fosters competition among providers of goods and services.

  Competition

     Ukraine is served by four television stations, including UT-1 and UT-2, which are Ukrainian public stations, and ICTV, a private network. The Studio 1+1 Group, through UT-2, has a broadcast reach of 93% of the Ukrainian population. UT-1 and ICTV reach 98% and 28% of Ukraine's population, respectively.

  Regulation

     The Studio 1+1 Group provides programming to UT-2 pursuant to a ten-year television broadcast license expiring in December 2006. Broadcasts of the Studio 1+1 Group's programming and advertising on UT-2 are regulated by the State Committee on Television and Radio of Ukraine and the National Council on Television and Radio of Ukraine (the 'Ukraine National Council'). These agencies enforce Ukraine's developing media laws, which include restrictions on the content of programming and advertising and limitations on the amount and placement of advertising in programs. The Company does not expect these restrictions to have a material adverse impact on the Studio 1+1 Group.

     Competitors and others opposed to the Ukraine National Council's award of the UT-2 License have indicated a possibility of legal or administrative actions to challenge the UT-2 License or a possibility of other action against the Company in connection with the UT-2 License. However, the Company believes that there is no basis for challenging its actions and that the Ukraine National Council's decision to grant Studio 1+1 the UT-2 License would be upheld. There can be no assurance, however, as to the outcome of such proceedings, if initiated.

OPERATIONS IN POLAND

  General

     TVN acquired its initial interest in TV Wisla in September 1996, although TV Wisla began broadcasting in December 1994. The Company owns a 33.0% interest in TVN, which in turn, owns a 49% interest in TV Wisla. TV Wisla operates a television station in southern Poland with a broadcast reach of approximately
7.8 million people. TVN holds an option to increase its ownership in TV Wisla to 76.2%. The Company anticipates that TV Wisla will become part of a national

Polish television broadcast network to be formed by the Company and ITI, the Company's partner in TVN. See 'Operations in Poland--Recent Developments.'

  Programming

     TV Wisla's programming strategy is to appeal to a mass market audience. Currently, TV Wisla provides approximately 19 hours of programming per day. TV Wisla has secured exclusive programming rights in Poland to such popular shows as Falcon Crest, Star Trek: the Next Generation, Sudden Impact, Arthur, Batman Returns, Rain Man and others from MGM, Mediaset, Paramount and Warner Bros.

  Advertising

     TV Wisla derives revenues principally from the sale of commercial advertising time. Advertisers include a number of local, national and international companies such as Benkiser, Henkel and S.C. Johnson. Restrictions on advertising provide that advertising on TV Wisla may not exceed 15% of daily broadcasting time and 12 minutes in any one hour.

  Competition

     Competition in Poland consists of two national public broadcast channels, TVP 1 and TVP 2, with broadcast reaches of 98% and 96% of Poland's population, respectively, Polsat, the largest private broadcaster, with a broadcast reach of 74%, and 11 regional public channels. Cable and satellite stations currently have 20% and 14% market penetration respectively. Additional competition for advertising revenues includes other media, such as newspapers, radio, magazines, outdoor advertising, telephone directory advertising and direct mail.

  Regulation

     Television broadcasting in Poland is subject to regulations imposed by the Act on Communications (the 'Polish Communications Act') and regulated by the Polish National Radio and Television Council (the 'Polish Television Council'). The Polish Communications Act restricts the foreign ownership and voting power of license holders to 33%. In addition, Polish nationals residing in Poland must comprise the majority of the managing boards of such license holders.

     The license granted to TV Wisla contains restrictions on programming and advertising. Programming produced in Poland is required to account for 40% of programming. In addition, TV Wisla must produce itself or commission at least 15% of annual programming, and programming produced by Polish producers not associated with TV Wisla must account for 10% of annual programming.

     Restrictions on advertising provide that advertising on TV Wisla may not exceed 15% of daily broadcasting time and 12 minutes in any one hour.


     The licenses recently awarded to TVN in northern Poland, Warsaw and Lodz also contain restrictions on programming and advertising. Programming produced in Poland is required to account for 30% of programming in 1997 and 1998, 35% in 1999 and 40% in 2000 and thereafter. In addition, TVN must produce itself or commission at least 10% of annual programming, and programming produced by Polish producers not associated with TVN must account for 15% of annual programming.


  Recent Developments

     In February 1997, the Polish Television Council awarded television broadcast licenses for northern Poland and television broadcast licenses covering the cities of Warsaw and Lodz in Poland to TVN. The Company estimates that these television broadcast licenses have a potential broadcast reach of approximately 11 million people. The Company and ITI, its partner in TVN, intend to develop a national television broadcast network in Poland, which will broadcast programming and sell advertising through affiliate stations, including TV Wisla and those broadcasting under the television broadcast licenses awarded to TVN in northern Poland, Warsaw and Lodz. The Company anticipates owning a 50% interest in this television broadcast network, which the Company anticipates will be launched in the fourth quarter of 1997. The network is expected to broadcast 19 hours of acquired and self-produced programming daily. The Company intends to broadcast the television network signal through terrestrial transmitters as well as via digitally encoded satellite signals. The Company expects to expand the signal to reach 80-85% of the population of Poland. These are forward-looking statements. The timing of this launch and the potential reach of the network depend upon the timely completion of broadcast facilities, sourcing programming, obtaining access to transmitters and recruiting and retaining qualified staff.

OPERATIONS IN GERMANY: THE GERMAN STATIONS

  General

     The Company owns interests in four regional television stations operating in Germany: PULS (formerly known as 1A Berlin), the Nuremberg Station, the Leipzig Station and the Dresden Station. The German Stations reach an aggregate of approximately 9.0 million people including the capital city of Berlin. Germany is served on a nationwide basis by three major over-the-air private commercial television stations and two major over-the-air public television stations. German television broadcasters include several other private television stations, regional members of the public network ARD, providers of regional windows, and television stations delivered only by cable or satellite.

  Recent Developments


     The partners of PULS are currently in negotiations with potential new investors in PULS. A new investor would be expected to acquire a significant equity interest in PULS, either as a co-investor with the Company or as a sole investor, which may result in a change in the Company's equity interest in PULS.

A new investor would be expected to assume responsibility for PULS' operations. The outcome of ongoing negotiations with potential new investors could either result in a decrease of the Company's future funding obligations to PULS or require the Company to make additional capital investments in PULS. Such an investment by a new investor also could result in a material reduction of the carrying value of the Company's equity investment in PULS, which was $12.6 million as of December 31, 1996, and a corresponding charge against the Company's earnings in the period incurred. Regardless of whether a transaction with a strategic investor is consummated, there is no assurance that the Company may not have to take a reduction of all or a portion of the carrying value of PULS. In addition, a reduction of the carrying value of PULS, or other factors, might cause the Company to reduce all or part of the carrying value of the Company's investments in FFF and SFF, which were $6.1 million and $1.6 million, respectively, as of December 31, 1996.


  Programming

     The German Stations currently broadcast a 'total local' programming schedule which consists of in-depth local coverage of news and events in their respective regions. The objective of 'total local' is to provide an alternative to the public and private national broadcasters by being uniquely responsive to the distinct regional tastes of local viewers.

     PULS's program schedule currently consists of 7 hours of original programming per day. On most days, this 7 hour schedule is repeated once during the day (with some news broadcasts repeated more than once). The Nuremberg Station broadcasts original programming for 4.5 hours each day and repeats this programming. The program schedules of the Leipzig Station and the Dresden Station consist of 2.5 hours of original programming per day and repeats this programming. In addition, there is a commercial videotext service which broadcasts the remainder of the day on the Nuremberg Station, the Leipzig Station and the Dresden Station.

  Advertising

     The German Stations have local sales forces which work closely with local advertising agencies and customers in their regions. Advertisers on the German Stations include area department stores, food chains, furniture stores and automobile dealers.

  Competition

     The German Stations compete primarily with three over-the-air private commercial national television stations, SAT.1, RTL and PRO 7, and two over-the-air public national television stations, ZDF and ARD (an association of regional public broadcasters). Under applicable regulations, the public television stations may broadcast advertising only before 8:00 pm., Monday through Saturday, and they are limited to an annual average of 20 minutes of advertising per day. The German Stations also compete with approximately 25 stations delivered through cable or satellite.

     Each of the German Stations also competes with other media, such as newspapers, radio, magazines, outdoor advertising, transit advertising,

telephone directory advertising and direct mail.

Some of their competitors are public operations or are larger and have greater financial, marketing and other resources than the German Stations.

  Regulation

     The German Stations, and the terms of the licenses pursuant to which they operate, are regulated by the German states in which they are situated. These regulations are based on an inter-state treaty and, therefore, generally are similar in each state.

     Under German regulations, the German Stations are required to comply with a number of restrictions on programming and advertising, none of which the Company believes has had a material adverse effect on these television stations. German regulations prohibit programming that might offend public morals or that violates measures designed to protect children. In addition, the majority of programming consisting of films, series and documentary features is required to be of European content. The license under which PULS operates requires that the station broadcast at least 7 hours of non-repeated original programming each day and that 30% of programming broadcast between 5:00 pm and 11:00 pm be of regional character. In addition, PULS must cooperate with local independent producers; it may not enter into arrangements favoring licensed productions over programming produced or commissioned by the station. PULS also has agreed to construct a second studio and establish further permanent and mobile facilities in Potsdam, a city in the state of Brandenburg. Each of the licenses under which the German Stations operates require regulatory approval to alter the overall type and mix of programming broadcast on the stations.

     Regulations relating to the amount of advertising broadcast on the German Stations provide that advertising may not interrupt religious services, shows for children, or news or political features of less than 30 minutes. Advertising may be shown only after program segments of at least 20 minutes and movies exceeding 45 minutes may be interrupted by advertising only once for each complete block of 45 minutes. The total amount of advertising may not exceed 20% of daily broadcast time, and spot advertising may not exceed 15% of daily broadcast time or 20% of a given one hour period. Restrictions on advertising content include prohibitions on advertising contrary to health, consumer safety or the environment, on political and religious advertising and on advertising employing persons who regularly present news or political features.

BROADCAST OPERATIONS UNDER DEVELOPMENT

     The Company continues to pursue and develop opportunities for television broadcasting throughout Central and Eastern Europe and other areas and continues to evaluate the economic viability of commencing broadcast operations in such areas. There can be no assurance that the Company will successfully pursue the development of these broadcast operations or that these broadcast operations will generate profits in the future. The Company, together with local partners, is actively engaged in developing operations in Hungary, as discussed below.


  Hungary


     In January 1997, the Hungarian National Radio and Television Commission (the 'Hungarian Television Commission') announced tender procedures for the award of two national television broadcast licenses. Each license would be for a ten-year term and would provide a broadcast reach of approximately 87% of the population of Hungary. The Hungarian media law provides that consortiums bidding for these licenses must consist of at least three entities. No entity will have the right to own greater than 49% of any consortium and at least 26% of the ownership interests must be owned by domestic entities. The Company recently formed a consortium which submitted an application for these licenses. The consortium includes MEDIA COM, which invests in and manages Hungarian telecommunications and electronic media companies, InterCom, the largest film and video distributor and cinema operator in Hungary and DDTV, a company managed by Gyorgy Balo, who has been the Company's partner in 2002 Kft. The tender procedures require awards to be announced within 60 days of the bid submission date of April 10, 1997. If the Company's consortium is awarded one of these licenses, it would be required to commence broadcasting 90 days thereafter.



     Until recently, the Company owned 97.5% of 2002 Kft, a broadcasting company in Hungary which has been awarded a local microwave (MMDS) license. If developed, operations under the license would have a potential broadcast reach of approximately 200,000 homes in Budapest. As a condition to bidding for one of the two national television broadcast licenses, the Company reduced its ownership of 2002 Kft to 24.9%. The satisfaction of this condition will not have a material adverse effect on the Company. If the consortium is not awarded one of the two broadcast licenses, the Company can exercise its option to increase its interest to 97.5%.


     A subsidiary of 2002 Kft acquired Videovox, a company engaged in the dubbing of foreign language programming, films, videos and commercials into Hungarian, which was privatized by the Hungarian government in May 1996. In December 1996, as part of a restructuring, CME BV acquired a direct 97.4% interest in Videovox from 2002 Kft. The acquisition of Videovox is an integral component of the Company's plans to develop broadcast operations in Hungary because (i) a significant percentage of programming and films which the Company likely would broadcast in Hungary will be of foreign origin and (ii) Videovox owns a facility which can be converted into television studios.

     Hungary has one of the more advanced economies in Central and Eastern Europe with a relatively high GDP per capita estimated at $4,400 in 1996. The Hungarian television advertising market grew 18% to $188 million in 1996.

Approximately 96% of households in Hungary have television and approximately 40% of households have cable television, the largest cable penetration in the region. Per capita television advertising expenditures are significantly greater than the average in Central and Eastern Europe, but are still relatively low when compared to Western Europe. The Company believes that as a market economy continues to develop in Hungary, television advertising expenditures will continue to grow.

PROGRAMMING SERVICES

     Through CMEPS, the Company provides an array of program-related services to its television operations in Central and Eastern Europe, including program acquisition, production, distribution (including satellite transmission), promotion, schedule advisory services, and coordination of viewer research. Currently, CMEPS assists the Company's broadcast operations and broadcast operations under development in obtaining programming from American and Western European film and television studios. As the Company has expanded its broadcast operations in Central and Eastern Europe, the Company has begun to use CMEPS to reduce overall program costs by centralizing the purchase of rights to films and programming. CMEPS will also create a program exchange service among the Company's broadcast operations and will provide opportunities for co-production and co-financing of programming among these broadcast operations. In addition, CMEPS advises the Company's broadcast operations in connection with locally produced programming.

SEASONALITY

     The experience of the television industry is that advertising sales tend to be lowest during the third quarter of each calendar year which includes the summer holiday schedule (typically July and August) and highest during the fourth quarter of each calendar year.

EMPLOYEES

     As of December 31, 1996, (i) the Company had a central staff of 54 employees, (ii) Nova TV had 444 employees, (iii) PRO TV had approximately 659 employees, (iv) POP TV had approximately 147 employees, (v) Markiza TV had approximately 380 employees, (vi) the Studio 1+1 Group had approximately 253 employees, (vii) TV Wisla had approximately 148 employees, (viii) Videovox had approximately 71 employees, (ix) Radio Alfa had 26 employees, (x) PULS had approximately 143 employees, (xi) the Nuremberg Station had approximately 79 employees and (xii) the Leipzig Station and the Dresden Station together had 94 employees. None of the Company's employees or the employees of any of its Subsidiaries are covered by a collective bargaining agreement. The Company believes that its relations with its employees are good, and that its Subsidiaries' relations with their employees are good.

PROPERTIES

     The Central European Media Enterprises Ltd. group of companies leases office space in London, in three separate locations. One lease covers approximately 4,347 square feet of space and expires in 2004, except that the Company can terminate the lease at its option in 1999, subject to penalty. The second lease, for 2,205 square feet of office space in a nearby building, expires in 2006. A third lease of 2,600 square feet of office space in another nearby building expires in 1998.

     Nova TV is party to a capitalized lease for a building in Prague for its main studios and principal offices. The studios and offices total approximately 65,000 square feet. Modern studio facilities have been constructed in the building. This capitalized lease provides for rental payments to be made including principal and interest by Nova TV of $3,934,000 in each of 1997, 1998 and 1999. Through December 31, 1996, Nova TV has made principal payments of $2,868,000 to be applied for the purchase of this facility. The term of the lease is for one year, but is renewable for additional one year periods at the option of Nova TV. PULS leases studios and offices, totalling approximately 40,000 square feet, located at the base of Berlin's government operated broadcasting tower. This lease expires in December 1999. The Nuremberg Station leases studios and offices, totalling approximately 37,000 square feet, in an industrial center north of Nuremberg. This lease expires in 2001. CME BV has entered into an agreement on behalf of Media Pro International for the purpose of acquiring the facility in Bucharest which contains PRO TV's studios for a purchase price of approximately $1.8 million. The Company owns a portion of a building in Ljubljana which contains POP TV's studios and offices which occupy 2,000 square meters (approximately 21,528 square feet). Videovox owns the building in Budapest in which its studios are located. The building contains 5,605 square meters (approximately 60,332 square feet). STS owns its principal office facility in Bratislava which provides STS with 4,350 square meters of office space (approximately 46,823 square feet).

     In June 1995 the Company, through its wholly-owned subsidiary CMEPS, obtained leasehold rights to a 33 Mhz transponder on the Eutelsat HB3 Satellite which is scheduled to be launched in the fourth quarter of 1997. The Satellite Transponder, which has been leased through British Telecommunications plc for a 12 year period, will give the Company's stations the capability of distributing programs to their terrestrial television transmitters as well as to cable television systems throughout the Central and Eastern European region. The Company paid a deposit of $850,000 toward future transponder lease obligations. The annual charge for the lease is approximately $4.4 million, beginning after the launch of the satellite. The obligations of CMEPS under the transponder lease are guaranteed by CME.

LITIGATION

     In July 1996, the Company, together with MMTV and Tele 59, entered into an agreement to purchase a 66% equity interest in Kanal A, a privately owned television station in Slovenia (the 'Kanal A Agreement'). Scandinavian Broadcasting System SA ('SBS'), which claims to have certain rights to the equity of Kanal A pursuant to various agreements, has challenged the validity of the Kanal A Agreement in a United Kingdom court. Both the Company and SBS have been granted injunctions by the United Kingdom courts preventing SBS, in the case of the Company, and the Company, in the case of SBS, from taking certain actions either to enforce such entity's claim to equity in Kanal A or to block the claim of the other entity to equity in Kanal A. The Company has instituted action in a Slovenian court requesting that courts in Slovenia resolve these claims.

     Various competitors of PULS and the Nuremberg Station have instituted legal action against the media authorities for Berlin-Brandenburg and the Nuremberg area seeking to overturn their decisions to award broadcast licenses to PULS and the Nuremberg Station, respectively. These actions were instituted in 1993 and 1994, and there have been no decisions in relation thereto in the last 12 months. Similar action has been instituted by other applicants for the licenses awarded to the Company's local partner in Leipzig and Dresden. An unfavorable decision in any of these actions could have an adverse effect on the Company.

     One of the owners of CET 21 has filed a claim in the Regional Commercial Court in Prague challenging the transfer by four other owners of CET 21 of a portion of their interests in CET 21 to Vladimir Zelezny. This owner of CET 21 interests alleges that the proper procedures were not followed prior to the interests being transferred to Dr. Zelezny. A preliminary injunction was sought with respect to the transfer of these ownership interests and was denied by the Czech Republic Court of Appeals. The underlying claim is still before the Court.

     The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. The Company is not presently a party to any such litigation which could reasonably be expected to have a material adverse effect on its business or operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Certain information concerning executive officers and directors of the Company is set forth below:


NAME                                               AGE   POSITION WITH THE COMPANY
------------------------------------------------   ---   ------------------------------------------------
Ronald S. Lauder................................   53    Chairman of the Board of Directors
Leonard M. Fertig...............................   50    President, Chief Executive Officer and Director
John A. Schwallie...............................   34    Vice President--Finance and Chief Financial
                                                           Officer
Andrew Gaspar...................................   49    Director
Nicolas G. Trollope.............................   49    Vice President, Secretary and Director
Herbert S. Schlosser............................   71    Director
Robert A. Rayne.................................   48    Director


     All of the current directors of the Company have served as directors since 1994 except for Mr. Rayne who became a director in 1996.

     Ronald S. Lauder, Chairman of the Board of Directors of the Company, has served as Chairman of Central European Development Corporation Ltd. ('CEDC') since 1990, Chairman of RSL Investments, Inc. and Chairman of RSL Communications, Ltd. ('RSLC'), an international telecommunications company, since 1994. Mr. Lauder has served as Chairman of Estee Lauder International since 1992 and Chairman of Clinique Laboratories, Inc., an Estee Lauder division, since 1992. From 1986 until 1987, Mr. Lauder served as U.S. Ambassador to Austria, having previously served as Deputy Assistant Secretary of Defense for European and NATO Policy. Mr. Lauder currently serves as a director of The Estee Lauder Companies Inc., The International Society for Yad Vashem, as Chairman of the Board of Directors of The Museum of Modern Art and as President of the Jewish National Fund.

     Leonard M. Fertig, a Director of the Company, has served as President and Chief Executive Officer of the Company since August 1995. Mr. Fertig served as Vice President--Finance and Chief Financial Officer of the Company from its inception in June 1994 until August 1995. Mr. Fertig is also President of CME Programming and CME Development Corporation. Mr. Fertig was an independent consultant to the media industry from 1989 until 1994. From 1985 until 1989, Mr. Fertig was Executive Vice President and Chief Financial Officer of Reiss Media Enterprises, a pay-per-view network. His experience includes over 20 years of consulting, planning and management of businesses, including with American Airlines and Capital Cities/ABC. Mr. Fertig also serves as a director of Nova TV, PULS, Media Pro International, Pro Plus, various entities in the Studio
1 + 1 Group, STS and SFF.


     John A. Schwallie has served as Vice President--Finance and Chief Financial Officer of the Company since August 1995. Mr. Schwallie, a certified public accountant, served as Financial Director of Nova TV from 1994 until August 1995. From 1992 until 1993 Mr. Schwallie served as the Advisor to the Financial Director of Prague Breweries, the second largest brewery in the Czech Republic. During 1991, he served as the Assistant to the Regional Director of General Atlantic, a London based multi-billion dollar privately held conglomerate, operating retail outlets in Prague. Mr. Schwallie serves as a director of Media Pro International and SFF, and director of the audit committee of Nova TV.

     Andrew Gaspar, a Director of the Company, directed the activities of the Company from 1991 through June 1994. Since its incorporation in June 1994 until December 1996, Mr. Gaspar served as Vice President and Secretary of the Company. Mr. Gaspar has been President of the general partner of R.S. Lauder, Gaspar & Co., LP, a venture capital company and Vice Chairman of CEDC since 1991. Mr. Gaspar has been a director and Vice Chairman of RSLC since 1994. From 1982 until 1991, Mr. Gaspar was a partner of Warburg, Pincus & Co., a venture capital firm, in which Mr. Gaspar specialized in start-up ventures in the telecommunications industry. Mr. Gaspar is Chairman of the Board and a director of Auto Info Inc., a financial services company.

     Nicolas G. Trollope, a Director of the Company, has served as Vice President and Secretary of the Company since January 1997. Mr. Trollope has been a partner with the law firm of Conyers, Dill & Pearman, Hamilton, Bermuda, since 1991. Mr. Trollope serves as a director of RSLC.

     Herbert S. Schlosser, a Director of the Company, has served as a Senior Advisor, Broadcasting and Entertainment to Schroder Wertheim & Co. Incorporated since 1986. Mr. Schlosser serves as a consultant to the Company and receives a fee for such services. Mr. Schlosser was Executive Vice President of RCA Corporation from 1978 until 1985 and President of the National Broadcasting Company (NBC) from 1974 until 1978. Mr. Schlosser is a director of United States Satellite Broadcasting Company, Inc. and Data Broadcasting Corporation.

     Robert A. Rayne, a Director of the Company, has been a director of London Merchant Securities plc, a U.K. investment firm, since 1983. Mr. Rayne also is Investment Director of Westpool Investment Trust plc. Mr. Rayne serves as a director for several U.K.-based companies and in addition, serves on the Board of Directors of Energy Ventures Inc.

OTHER MANAGEMENT

     Vladimir Zelezny, 52, the General Director of Nova TV, has been associated with Czech television for over 30 years. During this period, Dr. Zelezny was a screenwriter for numerous television series and televised plays broadcast on Czech television and served as an editor and a director for a government-owned and operated Czech television station. Dr. Zelezny was involved actively in the Velvet Revolution in 1989 in what was formerly Czechoslovakia.

                              DESCRIPTION OF NOTES

GENERAL


     The Notes are to be issued under an Indenture, dated as of April   , 1997
(the 'Indenture'), between the Company and IBJ Schroder Bank & Trust Company, as Trustee (the 'Trustee'). For purposes of this Description of the Notes, the term 'Company' refers only to Central European Media Enterprises Ltd., and does not include its subsidiaries except for purposes of financial data determined on a consolidated basis. The terms of the Notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939 (the 'Trust Indenture Act') as in effect on the date of the Indenture. A draft of the Indenture has been filed as an exhibit to the Registration Statement referred to below under 'Available Information.' The following summarizes the material provisions of the Indenture and is subject to, and qualified in its entirety by reference to, all the provisions of the Indenture, including the definition therein of certain terms not otherwise defined herein. The Notes are subject to all such terms and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a complete statement of such terms. Wherever defined terms of the Indenture are referred to, it is intended that such defined terms shall be incorporated herein by reference. Certain terms used herein are defined below under '--Certain Definitions.'


     The Notes will be unsecured subordinated obligations of the Company limited to an aggregate principal amount of $125,000,000 (or $143,750,000 if the over-allotment option is fully exercised). The Company's Subsidiaries will have no direct obligations to pay amounts due on the Notes and will not guarantee the Notes on the Issue Date.

     The Indenture and the Notes will not limit the amount of Indebtedness which may be incurred or securities which may be issued, and will not contain any restrictions on the payment of dividends or the repurchase of securities of the Company or any financial covenants. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under '--Repurchase at the Option of Holders Upon a Change of Control' and '--Right to Require Repurchased Notes upon a Termination of Trading.'

PRINCIPAL MATURITY AND INTEREST

     The Notes will be limited to $125,000,000 aggregate principal amount (or $143,750,000 if the over-allotment option is exercised in full), will be
unsecured subordinated obligations of the Company, and will mature on         ,
2004. The Notes will bear interest from             , 1997 at the rate of   %
per annum. Interest will be payable semiannually on            and            of
each year ('Interest Payment Dates'), commencing                , 1997, to the
persons in whose names the Notes are registered at the close of business on the
  day of            or            , as the case may be ('Regular Record Date'),

next preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months. Principal of, premium, if any, and interest (including Additional Amounts (as defined below), if any), on the Notes will be payable, and the Notes will be convertible and exchangeable and transfers thereof will be registrable, at the office of the Trustee or the office or agency of the Company maintained for such purpose in The City of New York and at any other office or agency maintained by the Company for such purpose, provided that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register. All payments of interest and principal will be made in U.S. Dollars.

     No service charge will be made for any registration or transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Company is not required to (i) issue, register the transfer of, or exchange any Note during a period beginning at the opening of business 15 days before the days of the mailing of a notice of redemption and ending at the close of business on the date of such mailing, or

(ii) register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of Notes being redeemed in part.

     The Notes will be issued only in registered form without coupons in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

ADDITIONAL AMOUNTS

     Except to the extent required by law, any and all payments of, or in respect of, any Note shall be made free and clear of and without deduction for or on account of any and all present or future taxes, levies, imposts, deductions, charges or withholdings and all liabilities with respect thereto imposed by Bermuda, or any other jurisdiction under the laws of which the Company is organized ('Other Jurisdiction') or any political subdivision of or any taxing authority in Bermuda or in any Other Jurisdiction ('Bermudian Taxes' or 'Other Taxes,' respectively). If the Company shall be required by law to withhold or deduct any Bermudian Taxes or Other Taxes from or in respect of any sum payable under a Note, the sum payable by the Company, as the case may be, thereunder shall be increased by the amount ('Additional Amounts') necessary so that after making all required withholdings and deductions, the holder shall receive an amount equal to the sum that it would have received had no such withholdings and deductions been made; provided that any such sum shall not be paid in respect of any of the following Bermudian Taxes or Other Taxes to a holder (an 'Excluded Holder') (a) any tax, withholding, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation) and Bermuda or Other Jurisdiction including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having had a permanent establishment therein or (ii) the presentation of a Note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later; (b) any estate, inheritance, gift, sale, transfer or personal property tax; (c) any tax, assessment or other governmental charge that is withheld by reason of the failure to timely comply by the holder or the beneficial owner of the Note with a request in writing of the Company (i) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of
(i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the taxing or domicile jurisdiction as a precondition to exemption from or reduction of all or part of such tax, assessment or other governmental charge; provided, however, that this clause (c) shall not apply to the Company's obligation to pay Additional Amounts if the completing and filling of the information described in (i) above or the declaration or other claim described in (ii) above would be materially more onerous in form, in procedure or in substance of information disclosed, in comparison to the information reporting requirements imposed under U.S. tax law with respect to Forms 1001, W-8 and W-9; or (d) any combination of items (a), (b), and (c) above; nor shall Additional Amounts be paid with respect to any payment of the principal of, or any interest on, any Note to any holder who is not the sole beneficial owner of such Note or is a fiduciary or partnership, but only to the extent that a beneficial owner, a beneficiary or a settlor with respect to a fiduciary or a member of the partnership would not have been entitled to the payment of the Additional Amount had the beneficial owner, beneficiary, settlor or member of such partnership received directly its beneficial or distributive share of the payments.

     At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officers' Certificate stating the fact that such Additional

Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable such Trustee to pay such Additional Amounts to holders on the payment date.

     At the date of this Prospectus, no Bermudian Taxes are imposed, and therefore no Additional Amounts would be payable in respect of such taxes, in respect of any sum payable by the Company as principal of, premium or interest on the Notes.

     In addition, the Company will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest and penalties,

in respect of the creation, issue and offering the Notes payable in Bermuda, the United States or any political subdivision thereof or taxing authority of or in the foregoing. The Company will also pay and indemnify the Trustee and the holders of the Notes from and against all court fees and taxes or other taxes and duties, including interest and penalties, paid by any of them in any jurisdiction in connection with any action permitted to be taken by the Trustee or the holders to enforce the obligations of the Company under the Notes and the Indenture.

CONVERSION RIGHTS

     The Notes will be convertible into shares of Class A Common Stock of the Company (the 'Common Shares') at any time after 60 days following the Issuance of the Notes through Maturity, unless previously redeemed (except as set forth in the following sentence) prior to Maturity, initially at the conversion price stated on the cover page hereof. The right to convert Notes called for redemption will terminate at the close of business on the Business Day immediately preceding a Redemption Date and will be lost if not exercised prior to that time. See 'Optional Redemption.'

     Notes surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (except Notes called for redemption on a Redemption Date within such period) must be accompanied by payment in next day funds of an amount equal to the interest thereon which the registered Holder is to receive on such Interest Payment Date. No other adjustment for interest or dividends is to be made upon conversion. Fractional shares of Common Stock will not be issued upon conversion, but in lieu thereof, the Company will pay a cash adjustment based upon market price. As a result of the foregoing provisions, Holders that surrender Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the Notes are surrendered after a notice of redemption has been given (except for the payment of interest on Notes called for redemption on a Redemption Date or repurchasable on a Repurchase Date between a Regular Record Date and the Interest Payment Date to which it relates, as provided above). No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion.


     The conversion price will be subject to adjustment upon the occurrence of any of the following events: (a) the payment of dividends and other distributions in shares of Common Stock on any class or series of Capital Stock of the Company, (b) subdivisions and combinations of Common Stock, (c) distributions to all holders of Common Stock of evidence of indebtedness, shares of any class or series of its Capital Stock or other assets (including securities, but excluding any dividend, distribution or issuance referred to in clause (a), (b) or (d) or dividends or distributions of cash), (d) the issuance to all holders of Common Stock of shares of Common Stock, rights, options or warrants entitling such holders to subscribe for or purchase shares of Common Stock, or securities convertible into or exchangeable for Common Stock for a consideration per share less than the Current Market Price per share (determined as provided in the Indenture) to the extent that the below market portion of such issuances (together with the below market or above market portions (as the case may be) of all other below market issuances and above market tender or exchange offers) is greater than 12.5% of the Company's Total Market Capitalization of the Common Stock, (e) distributions consisting exclusively of cash to all holders of Common Stock in an aggregate amount that, together with
(i) other all-cash distributions made within the preceding 12 months to all holders of Common Stock and (ii) the aggregate of any cash and the fair market value of other consideration paid in respect of any tender offer by the Company or any Subsidiary for the Common Stock consummated within the preceding 12 months, exceeds 12.5% of the product of the then Current Market Price of the Common Stock times the number of shares of Common Stock then outstanding on the record date of such distributions, (f) the consummation of a tender or exchange offer made by the Company or any Subsidiary for shares of Common Stock or the purchase by the Company of shares of Common Stock in the open market to the extent the above market portion of such tender or exchange offers (together with the below market or above market portions (as the case may be) of all other above market tender or exchange offers and all below market issuances) is greater than 12.5% of the Company's Total Market Capitalization,
(g) certain reclassifications and (h) certain other events that could have the effect of depriving holders of the Notes of the benefit of all or a portion of the conversion rights in respect of any Note. The foregoing provisions for adjustment will be subject to certain exceptions, as set forth in the Indenture. In the case of certain consolidations or mergers to which the Company is a party or the conveyance or transfer of the Properties and assets of the Company substantially as an entirety, each Note then outstanding shall, without the consent of any holders of Notes, become convertible only into the kind and amount of securities, cash and other Property receivable upon such consolidation, merger, conveyance or transfer by a holder of the number of shares of Common Stock into which the Note might have been converted immediately prior to such consolidation, merger, conveyance or transfer. In the event that such holder of Common Stock failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other Property receivable upon such consolidation, merger, conveyance or transfer (provided that if the kind or amount of securities, cash and other Property so receivable is not the same for each non-electing share), then the kind and amount of securities, cash and other Property so receivable by each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares.

     No adjustment in the conversion price will be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the conversion price; provided, that any adjustment which is not made will be carried forward and taken into account in any subsequent adjustment. Moreover, no adjustment in the conversion price shall be required for any transaction in which holders of Notes are to participate on a basis and with notice that the Company's Board of Directors determines to be fair and appropriate in light of the basis and notice on which holders of Common Stock participate in the transaction.


     Certain antidilution adjustments could have tax consequences for holders of the Notes. See 'Certain Tax Considerations--Constructive Distributions.'

     In addition to the foregoing adjustments, the Company will be permitted to reduce the conversion price as it considers to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event. Fractional Shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the then closing price at the close of business on the day of conversion.

SUBORDINATION OF NOTES

     The Notes will be subordinated and subject, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Senior Indebtedness. Senior Indebtedness is defined to include the principal of, and premium, if any, and interest on and other amounts due on any Indebtedness, whether now outstanding or hereafter created, incurred, assumed or guaranteed by the Company, for money borrowed from others (including obligations under Capital Lease Obligations or purchase money Indebtedness) or in connection with the acquisition by the Company or a Subsidiary of any other business or entity, or in respect of letters of credit or bid, performance or surety bonds issued for the account or on the credit of the Company or a Subsidiary, and, in each case, all renewals, extensions and refundings thereof, other than (i) any such Indebtedness as to which, in the instrument creating or evidencing the same, it is provided that such Indebtedness is not superior in right of payment to the Notes, (ii) if such Indebtedness or obligation is non-recourse to the Company,
(iii) any conditional sale contract or any account payable or other Indebtedness created or assumed by the Company in the ordinary course of business in connection with the obtaining of materials, inventories or services, (iv) Indebtedness of the Company to any Affiliate and (v) the Notes. At December 31, 1996, the Company had approximately $55,096,000 of outstanding Indebtedness that would have constituted Senior Indebtedness under the Indenture. The Indenture does not limit the amount of Senior Indebtedness or other Indebtedness that the Company or its Subsidiaries may incur.

     In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in connection therewith, relative to the Company or to its creditors as such, or to its Property, or in the event of any proceedings for voluntary liquidation, dissolution or other winding up of the Company, or in the event of any assignment for the benefit of creditors of the Company and any marshaling of assets of the Company, the holders of all Senior Indebtedness of the Company will be entitled to receive payment in full of the principal of, premium, if any, and interest, including interest accruing after the commencement of any such proceeding, on all Senior Indebtedness of the Company, before the holders of the Notes will be entitled to receive any payment in respect of the Notes. Upon the maturity of any Senior Indebtedness of the Company by lapse of time, acceleration or otherwise, such Senior Indebtedness of the Company shall first paid in full (to the same extent as provided in the preceding sentence), or provided for, before any payment is made by the Company, directly or indirectly on the Notes. Upon the happening of any event of default with respect to any Senior Indebtedness of the Company, as defined therein or in the instrument under which it is outstanding, permitting the holders to accelerate the maturity thereof, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, no payment shall be made by the Company, directly or indirectly, on the Notes. By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Indebtedness of the Company (or who are holders of the Notes) may recover less, ratably, than holders of Senior Indebtedness of the Company and holders of Senior Indebtedness of the Company may recover more, ratably, than the holders of the Notes.

     The Notes are obligations exclusively of the Company and not of its Subsidiaries. Because the operations of the Company are conducted through Subsidiaries, the cash flow and the consequent ability to service Indebtedness and other liabilities of the Company, including the Notes, are dependent upon the earnings of its Subsidiaries and the distribution of those earnings to the Company or upon loans or other payments of funds by those Subsidiaries to the Company. The Subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its Subsidiaries may be subject to statutory or contractual restrictions, and dividends paid by a Subsidiary that does not consolidate with the Company for tax purposes will be subject to taxation.

     The Notes will be effectively subordinated to all Indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of the Company's Subsidiaries. At December 31, 1996, the Company's Subsidiaries had indebtedness and other liabilities (other than Indebtedness of such

Subsidiaries that is guaranteed by the Company on a senior basis and included in Senior Indebtedness) of approximately $105,052,000. Any right of the Company to receive assets of any of its Subsidiaries upon liquidation or reorganization of such Subsidiary (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subject to any liens held by other creditors in the assets of such Subsidiary and subordinated to any Indebtedness of such Subsidiary senior to that held by the Company. In addition, any minority stockholder of such Subsidiary would be entitled to participate in the assets of such Subsidiary on the same terms as the Company (except to the extent that the Company itself is recognized as a creditor).

OPTIONAL REDEMPTION

     The Notes are not redeemable at the option of the Company prior to

               , 2000 except as provided in '--Optional Tax Redemption'. Thereafter, the Notes will be redeemable upon not less than 30 nor more than 60
days' notice by mail at any time on or after                , 2000, as a whole
or in part, at the election of the Company, at a Redemption Price equal to the percentage of the principal amount set forth below if redeemed in the 12-month
period beginning      of the years indicated:

                                                              REDEMPTION
YEAR                                                             PRICE
-----------------------------------------------------------   -----------
2000.......................................................             %
2001.......................................................             %
2002.......................................................             %

and thereafter at a Redemption Price equal to 100% of the principal amount, together in each case with accrued and unpaid interest (including Additional Amounts, if any) to the redemption date (subject to the right of holders of record on Regular Record Dates to receive interest due on an Interest Payment
Date).

OPTIONAL TAX REDEMPTION

     The Notes may be redeemed at the option of the Company, in whole but not in part, upon not less than 30 nor more than 60 days' notice given as provided in the Indenture at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest (including Additional Amounts, if any), if, as a result of any change in or amendment to the laws or any regulations or rulings promulgated thereunder of Bermuda or any Other Jurisdiction or any political subdivision thereof or any authority thereof or having power to tax therein, or any change in the application or official interpretation of such laws or regulations, or any change in administrative policy or assessing practice of the applicable taxing authority, which change or amendment becomes effective on or after the date of this Prospectus, the Company is or would be required on the next succeeding Interest Payment Date to pay Additional Amounts with respect to the Notes and the payment of such Additional Amounts cannot be avoided by the use of any reasonable measures available to the Company. The Company will also pay to holders on the redemption date any Additional Amounts payable in respect of the period ending on the redemption date.

     Prior to the publication of any notice of redemption pursuant to this provision, which in no event will be given earlier than 90 days prior to the earliest date on which the Company would be required to pay such Additional Amounts were a payment in respect of the Notes then due, the Company shall deliver to the Trustee an Officers' Certificate stating that (i) the obligation to pay such Additional Amounts cannot be avoided by the Company taking reasonable measures and (ii) an opinion of counsel, independent of the Company and approved by the Trustee, to the effect that the Company has or will become obligated to pay such Additional Amounts as a result of such change or amendment. Such notice, once delivered by the Company to the Trustee, will be irrevocable.

MANDATORY REDEMPTION

     Except as set forth under '--Repurchase at the Option of Holders upon a Change of Control,' and '--Right to Require Repurchase of Notes upon a Termination of Trading,' the Company is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control (as defined below), each holder of Notes shall have the right to require the Company to repurchase all or any part (equal to $1,000 principal amount or an integral multiple thereof) of such holder's Notes pursuant to an irrevocable and unconditional offer described below (the 'Change of Control Offer') at a purchase price (the 'Change of Control Purchase Price') equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, and Additional Amounts, if any, thereof, to any Change of Control Payment Date.


     A 'Change in Control' will occur when: (i) all or substantially all of the assets of the Company and its Subsidiaries taken as a whole are sold as an entirety to any Person or related group of Persons; (ii) there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a Wholly-Owned Subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the shares of Common Stock are converted into cash, securities or other Property, in each case other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the shares of Common Stock of the continuing or surviving corporation immediately after such consolidation or merger, or (iii) any Person or any Persons acting together which would constitute a 'group' for purposes of Section 13(d) of the Exchange Act, together with any Affiliates thereof, other than Permitted Holders acquire 'beneficial ownership' (as defined in Rule 13d-3 under the Exchange Act) of at least 50% of the total voting power of all classes of Capital Stock of the Company entitled to vote generally in the election of directors of the Company. Notwithstanding clause (iii) of the foregoing definition, a Change in Control will not be deemed to have occurred solely by virtue of the Company, any Subsidiary, any employee share purchase plan, share option plan or other share incentive plan or program, retirement plan or automatic dividend reinvestment plan or any substantially similar plan of the Company or any Subsidiary or any person holding securities of the Company for or pursuant to the terms of any such employee benefit plan, filing or becoming obligated to file a report under or in response to Schedule 13D or Schedule 14D-1(or any successor schedule, form or report) under the Exchange Act disclosing beneficial ownership by it of shares of securities of the Company, whether at least 50% of the total voting power referred to in clause (iii) of the foregoing definition or otherwise. A recapitalization or a leveraged buyout or similar transaction involving members of management or their Affiliates will constitute a Change in Control if it meets the foregoing definition.


     Within 15 days following any Change of Control, the Company or the Trustee (at the expense of the Company) shall mail a notice to each holder stating, among other things: (1) that a Change of Control Offer is being made pursuant to the covenant in the Indenture entitled 'Repurchase at the Option of Holders upon a Change of Control' and that all Notes properly tendered will be accepted for payment; (2) the Change of Control Purchase Price and the purchase date (the 'Change of Control Payment Date'), which shall be no earlier than 30 days nor later than 40 days from the date such notice is mailed; (3) that any Notes or portions thereof not properly tendered will continue to accrue interest and Additional Amounts, if applicable, from and after the Change of Control Payment Date; (4) that holders electing to have any Notes or portions thereof purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled 'Option of Holder to Elect Purchaser' on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; (5) that holders will be entitled to withdraw their election if the Payment Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes or portions thereof purchased; (6) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Note or Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof; and (7) the instructions and any other information necessary to enable holders to accept a Change of Control Offer or effect withdrawal of such acceptance.

     The Company will comply with the requirements of Section 14(e) under the Exchange Act and any other securities laws and regulations, to the extent such laws and regulations are applicable, in connection with the repurchase of any Notes pursuant to a Change of Control Offer.

     On the Change of Control Payment Date, the Company will (1) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) irrevocably deposit with the Paying Agent in immediately available funds an amount equal to the Change of Control Purchase Price in respect of all Notes or portions thereof so tendered, and (3) deliver, or cause to be delivered, to the Trustee the Notes so accepted together with an Officers' Certificate listing the Notes or portions thereof tendered to the Company and accepted for payment. The Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the Change of Control Purchase Price for such Notes and the Trustee shall promptly authenticate and mail to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note shall be in a principal amount of $1,000 or any integral multiple thereof. The Company will announce publicly the results of a Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The existence of the holders' right to require, subject to certain conditions, the Company to repurchase Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control. If a Change of Control Offer is made, there can be no assurance that the Company will have sufficient funds to pay the Change of Control Purchase Price for all Notes tendered by holders seeking to accept the Change of Control Offer. The right to require the Company to repurchase Notes as a result of the occurrence of a Change of Control could create an event of default under Senior Indebtedness of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Notes. See '--Subordination of Notes.' In addition, instruments governing other Indebtedness of the Company or any Subsidiary may prohibit the Company or such Subsidiary from purchasing, or providing funds to permit the Company to purchase, any Notes prior to their Maturity, including pursuant to a Change of Control Offer. In the event that a Change of Control Offer occurs at a time when the Company does not have sufficient available funds to pay the Change of Control Purchase Price for all Notes tendered pursuant to such offer or at a time when the Company is prohibited from purchasing the Notes (and the Company is unable either to obtain the consent of the holders of the relevant Indebtedness or to repay such Indebtedness), an Event of Default would occur under the Indenture. In addition, one of the events that constitutes a Change of Control under the Indenture is a sale, conveyance, transfer or lease of all or substantially all of the assets of the Company or the Company and its Subsidiaries taken as a whole. The Indenture will be governed by New York law, and there is no established definition under New York law of 'substantially all' of the assets of a corporation. Accordingly, if the Company were to engage in a transaction in which it disposed of less than all of its assets, a question of interpretation could arise as to whether such disposition was of 'substantially all' of its assets and whether the Company was required to make a Change of Control Offer.

     The foregoing provisions with respect to a Change of Control would not necessary permit holders of Notes to require that the Company repurchase or redeem Notes in the event of a takeover, recapitalization or similar restructuring or in the event of a highly leveraged transaction.

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

RIGHT TO REQUIRE REPURCHASE OF NOTES UPON A TERMINATION OF TRADING

     In the event of any Termination of Trading (as defined below) occurring after the Issue Date and on or prior to Maturity, each holder of Notes will have the right, at the holder's option, to require the Company to repurchase all or any part of such holder's Notes on the date (the 'Repurchase Date') that is 30 days after the date the Company gives notice of the Termination of Trading as described below at a price (the 'Repurchase Price') equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, and Additional Amounts, if any, thereon to the Repurchase Date. On or prior to the Repurchase Date, the Company shall deposit with the Trustee or a Paying Agent an amount of money sufficient to pay the Repurchase Price of the Notes which are to be repaid on or promptly following the Repurchase Date.

     On or before the 15th day after the occurrence of a Termination of Trading, the Company is obligated to mail to all holders of Notes a notice of occurrence of such Termination of Trading, the Repurchase Date, the date by which the repurchase right must be exercised, the Repurchase Price for Notes and the procedures which the holder must follow to exercise this right. To exercise the repurchase right, the holder of a Note must deliver, on or before the close of business on the Repurchase Date, irrevocable written notice to the Company (or an agent designated by the Company for such purpose) and to the Trustee of the holder's exercise of such right, together with certificates evidencing the Notes with respect to which the right is being exercised, duly endorsed for transfer. Such written notice is irrevocable.

     A 'Termination of Trading,' shall occur if the Class A Common Stock (or other Common Stock into which the Notes are then convertible) are neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq National Market or any other established automated over-the-counter trading market in the United States or, if the Company is a Foreign Private Issuer (as defined in Rule 3b-4(c) under the Exchange Act) on the principal securities exchange on which such Common Stock is listed or admitted to trading in a Designated Offshore Securities Market (as defined in Rule 902(a) under the Securities Act); provided, however, that a suspension of trading that lasts no longer than 30 trading days shall not be considered to be a Termination of Trading.

     Failure by the Company to provide timely notice of Termination of Trading, as provided for above or the failure of the Company to repurchase Notes as a result of the occurrence of a Termination of Trading could create an Event of Default under the Senior Indebtedness of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Notes. See '--Subordination of Notes.' Failure by the Company to repurchase the Notes when required will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions. In addition, instruments governing other Indebtedness of the Company or any Subsidiary may prohibit the Company or such Subsidiary from purchasing, or providing funds to permit the Company to purchase, any Notes prior to their maturity, including pursuant to a repurchase offer upon a Termination of Trading. The Company's ability to pay cash to the holders of Notes pursuant to a repurchase offer upon a Termination of Trading may be limited by certain financial covenants contained in the other then existing Indebtedness of the Company or its Subsidiaries.

     The Company will comply with the requirements of Section 14(e) under the Exchange Act and any other securities laws and regulations, to the extent such laws and regulations are applicable, in connection with the repurchase of Notes pursuant to an offer to repurchase upon a Termination of Trading.

REPORTS


     The Indenture provides that, whether or not the Company is subject to
Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, the Company shall file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if the Company were subject thereto, such documents to be filed with the Commission on or prior to the respective dates (the 'Required Filing Dates') by which the Company would have been required to file

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


them. The Company shall also (whether or not it is required to file reports with the Commission), within 30 days of each Required Filing Date, (i) transmit by mail to all holders of Notes, as their names and addresses appear in the Security Register, without cost to such holders, copies of all reports that the Company provides to its shareholders, and (ii) file with the applicable Trustee, copies of the annual reports, quarterly reports and other documents (without exhibits) which the Company has filed or would have filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act, any successor provisions thereto or this covenant. The Company shall not be required to file any report with the Commission if the Commission does not permit such filing.


SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange or conversion of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes upon the mandatory conversion thereof or when (a) either (i) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or repaid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation (except lost, stolen or destroyed Notes which have been replaced or paid) (A) have become due and payable, (B) will become due and payable at their Maturity within one year, (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, or (D) are delivered to the Trustee for conversion in accordance with the Indenture, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest (including Additional Amounts, if any) on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at Maturity or redemption, as the case may be; (b) the Company has paid all other sums payable under the Indenture by the Company; (c) no Default or Event of Default under the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result thereof; and (d) the

Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

     The Company and the Trustee may, at any time and from time to time, without notice to or consent of any holder of the Notes, enter into one or more indentures supplemental to the Indenture, (1) to evidence the succession of another Person to the Company and the assumption by such successor of the covenants and obligations of the Company in the Indenture and the Notes; (2) to add to the covenants of the Company, for the benefit of the holders, or to surrender any right or power conferred upon the Company by the Indenture; (3) to add any additional Events of Defaults; (4) to provide for uncertificated Notes in addition to or in place of certificated Notes; (5) to evidence and provide for the acceptance of appointment under the Indenture of a successor Trustee;
(6) to add security for such Notes; (7) to cure any ambiguity in the Indenture, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision therein or to add any other provisions with respect to matters or questions arising under such Indenture; provided such actions shall not adversely affect the interests of the holders in any material respect; (8) to make provision with respect to the conversion rights of the holders of the Notes in the event of a consolidation, merger or sale of assets involving the Company, as required by the Indenture; or (9) to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.


     With the consent of the holders of not less than two-thirds in aggregate principal amount of the outstanding Notes, the Company and the Trustee may enter into one or more indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or modifying in any manner the rights of the holders; provided that no such supplemental indenture shall, without the consent of the holder of each outstanding Note, (1) change the Maturity of the principal of, or any installment of interest on, any Note, or reduce as applicable, the principal amount thereof (or premium, if any), or the interest thereon (including Additional Amounts, if any) that would be due and payable upon Maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest (including Additional Amounts, if any) thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof;
(2) reduce the percentage in principal amount of the outstanding Notes, the consent of whose holders is necessary for any such supplemental indenture or required for any waiver of compliance with certain provisions of the Indenture or certain Defaults thereunder; (3) make any change in the subordination provisions of the Notes that would adversely affect the holders of the Notes;

(4) adversely affect the right of the holders of Notes to convert such Notes;
(5) modify the obligations of the Company to make offers to purchase Notes upon a Change of Control or, in the case of a Termination of Trading of the Common Shares of the Company, the obligation of the Company to make an offer to repurchase the Notes; or (6) modify any provision of this paragraph (except to increase any percentage set forth herein).


     The holders of not less than a majority in principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, waive any past Default under the Indenture and its consequences, except Default in the payment of the principal of (or premium, if any) or interest (including Additional Amounts, if any) of any Notes, or in respect of a covenant or provision hereof which under the proviso to the prior paragraph cannot be modified or amended without the consent of the holder of each outstanding Note affected.

EVENTS OF DEFAULT

     Each of the following is an 'Event of Default' under the Indenture (except where otherwise expressly indicated):

     (a) default in the payment of interest (or Additional Amounts, if any) on any Note issued pursuant to the Indenture when the same becomes due and payable, and the continuance of such default for a period of 30 days;

     (b) default in the payment of the principal of (or premium, if any, on) any
         Note issued pursuant to the Indenture at its Maturity, upon optional redemption, required repurchase (including pursuant to a Change of Control Offer, a repurchase offer upon a Termination of Trading of the Common Shares) or otherwise or the failure to make an offer to purchase any Note as required;

     (c) the Company fails to perform or comply with the provisions described under '--Repurchase at the Option of the Holders upon a Change of Control' '--Consolidation, Merger, Conveyance, Lease or Transfer,' or '--Right to Require Repurchase of Notes upon a Termination of Trading.'

     (d) default in the performance, or breach, of any covenant of the Company in the Indenture (other than a covenant addressed in clauses (a), (b) or (c) above) and continuance of such Default or breach for a period of 30 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by holders of at least 25% of the aggregate principal amount of the outstanding Notes;

     (e) The principal amount of any Indebtedness of the Company is not paid when due within the applicable grace period, if any, or such Indebtedness is accelerated by the holders thereof and, in either case, the principal of such unpaid or accelerated Indebtedness exceeds $15 million and such acceleration is not rescinded or such Indebtedness is not paid or discharged within (30) days after written notice to the Company as provided in the Indenture;

     (f) the entry by a court of competent jurisdiction of one or more final judgments against the Company in an uninsured or unindemnified aggregate amount in excess of $15 million which is

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

         not discharged, waived, appealed, stayed, bonded or satisfied for a period of 60 consecutive days; or

     (g) certain events in bankruptcy, insolvency or reorganization of the Company or any Material Subsidiary.

     In any Event of Default (other than certain events of Default specified in clause (g) above) occurs and is continuing, then and in every such case the Trustee or the holders of not less than 25% of the outstanding aggregate principal amount of the Notes may declare the aggregate principal amount of, premium, if any, and any accrued and unpaid interest (and Additional Amounts, if any) on all such Notes then outstanding to be immediately due and payable by a notice in writing to the Company (and to the Trustee if given by holders of the Notes), and upon any such declaration, all amounts payable in respect of the Notes will become and be immediately due and payable. If any Event of Default relating to the Company specified in clause (g) above occurs, the aggregate principal amount of, premium, if any, and any accrued and unpaid interest (and Additional Amounts, if any) on the Notes then outstanding shall become immediately due and payable without any declaration or other act on the part of the Trustee or any holder of the Notes. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding Notes by notice to the Company and the Trustee may rescind an acceleration and its consequences.

     The holders of a majority in aggregate principal amount of the Notes then outstanding, by notice to the Trustee, may on behalf of the holders of all such Notes waive any existing Default or Event of Default under the Indenture and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest (and Additional Amounts, if any) on, premium, if any, on or the principal of, the Notes. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to the Trustee reasonable security or indemnity. Subject to the provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or exercising any trust or power conferred upon such Trustee.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required within 5 days after becoming aware of any Default or Event of Default under the Indenture to deliver to the Trustee a statement describing such Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

CONSOLIDATION, MERGER, CONVEYANCE, LEASE OR TRANSFER


     The Company will not, in any transaction or series of transactions, merge or consolidate with or into, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its Properties and assets as an entirety to, any Person or Persons, and the Company will not permit any of its Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the Properties and assets of the Company, to any other Person or Persons, unless at the time of and after giving effect thereto (a) either (i) if the transaction or series of transactions is a merger or consolidation, the Company shall be the surviving Person of such merger or consolidation, or (ii) the Person formed by such consolidation or into which the Company is merged or to which the Properties and assets of the Company are transferred (any such surviving Person or transferee Person being the 'Surviving Entity') (A) shall be a corporation organized and existing under the laws of Bermuda, the United States of America, any state thereof or the District of Columbia or any country that is a member state of the European Union, (B) shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture and (C) shall have provided for conversion rights described under '--Conversion Rights'; (b) immediately before and immediately after giving effect to such transaction or series of transactions, no Default or Event of

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

Default shall have occurred and be continuing; and (c) certain other conditions under the Indenture are met.

     In connection with any consolidation, merger, transfer, lease, assignment or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger, transfer, lease assignment or other disposition and the supplemental indenture in respect thereof comply with the requirements under the Indenture.

     Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company is not the continuing corporation, the successor corporation formed by such a consolidation or into which the Company is merged or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if the successor corporation had been named as the Company therein.

GOVERNING LAW

     The Notes will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to applicable principles of conflicts of law.

THE TRUSTEE



     IBJ Schroder Bank & Trust Company will be the Trustee under the Indenture and its current address is One State Street, New York, New York 10004.


CONSENT TO JURISDICTION AND SERVICE

     The Indenture provides that the Company will irrevocably appoint Corporation Service Company, 375 Hudson Street, New York, New York 10014, as its agent for service of process in any suit, action or proceeding with respect to the Indenture and that any such action may be brought in any federal or state court located in New York County and that the Company will submit to the jurisdiction of such courts.

CURRENCY INDEMNITY

     The U.S. Dollar is the sole currency of account and payment for all sums payable by the Company under or in connection with the Notes and the Indenture, including damages. Any amount received or recovered in a currency other than U.S. Dollars (whether as a result of a judgment or order of a court of any jurisdiction or the enforcement thereof, in the winding up or dissolution of the Company or otherwise) by any holder in respect of any sum expressed to be due to it from the Company shall only constitute discharge of the Company to the extent of the U.S. Dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that U.S. Dollar amount is less than the U.S. Dollar amount expressed to be due to the recipient under any Note, the Company shall indemnify the holder against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the holder to certify that it would have suffered a loss had an actual purchase of U.S. Dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of U.S. Dollars on such date had not been practicable, on the first date on which it would have been practicable). To the extent permitted by applicable law, these indemnities constitute a separate and independent obligation from the Company shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any holder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or any other judgment or order.

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

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture, except where the context otherwise indicates. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized terms used herein for which no definition is provided.


     'Affiliate' means, as to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person. For purposes of this definition, 'control' (including, with correlative meanings, the terms 'controlling,' 'under common control with,' and 'controlled by'), and as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of Voting Stock, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person (on a fully diluted basis) shall be deemed to be control.

     'Board of Directors' means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

     'Capital Lease Obligation' of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Indebtedness arrangement conveying the right of use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles that are applicable at the date of determination.

     'Capital Stock' in any Person means any and all shares, interests, participation or other equivalents in the equity interest (however designated) in such Person and any rights (other than Indebtedness convertible into an equity interest), warrants or options to acquire an equity interest in such Person.


     'Closing Price' on any Trading Day with respect to the per share price of any shares of Capital Stock means the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange or any other national securities exchange or, if such shares of Capital Stock are not listed or admitted to trading on such exchange, on the Nasdaq National Market or, if such shares are not listed or admitted to trading on any national securities exchange or quoted on such automated quotation system but the issuer is a Foreign Private Issuer (as defined in Rule 3b-4(c) under the Exchange Act) and the principal securities exchange on which such shares are listed or admitted to trading is a Designated Offshore Securities Market (as defined in Rule 902(a) under the Securities Act), the average of the reported closing bid and asked prices regular way on such principal exchange, or, if such shares are not listed or admitted to trading on any national securities exchange or quoted on such automated quotation system and the issuer and the principal securities exchange to not meet such requirements, the average of the closing bid and asked prices in the over-the-counter market as furnished by any New York Stock Exchange member firm that is selected from time to time by the Company for that purpose and is reasonably acceptable to the Trustee.



     'Common Stock' includes any stock of any class of any Person which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of such person and which is not subject to redemption by such person, including, without limitation, the Company's Class A Common Stock and Class B Common Stock. Subject to the provisions of the Indenture, however, shares issuable on conversion of the Notes shall include only shares of the class designated as Class A Common Stock of the Company at the date of the Indenture or shares of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company and which are not subject to redemption by the Company; provided, that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

     'Default' means any event that is, or after notice or passage of time or both would be, an Event of Default.


     'Indebtedness' means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent,
(i) any obligation of such Person for money borrowed, (ii) any obligation of such Person evidenced by bonds, debenture, notes, guarantees or other similar instruments, including, without limitation, any such obligations incurred in connection with acquisition of Property, assets or businesses, excluding trade accounts payable made in the ordinary course of business, (iii) any reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) any obligation of such Person issued or assumed as the deferred purchase price of Property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business, which in either case are not more than 60 days overdue or which are being contested in good faith), (v) any Capital Lease Obligation of such Person, and (vi) any obligation of the type referred to in clauses (i) through (v) of this definition of another Person and all dividends and distributions of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.


     'Issue Date' means the date on which the Notes are first authenticated and delivered under the Indenture.

     'Material Subsidiary' means a Subsidiary which is consolidated on the Company's financial statements, if the Company's and its other Subsidiaries' proportionate share of the total assets (after intercompany eliminations) of such Subsidiary, including its Subsidiaries, exceeds 10 percent of the total assets of the Company and its Subsidiaries consolidated for the most recently completed fiscal year.


     'Maturity' means, when used with respect to a Note, the date on which the principal of such Note becomes due and payable as provided therein or in the Indenture, whether at stated maturity, on the Change of Control Payment Date or purchase date established pursuant to the terms of the Indenture with regard to a Change of Control Offer, or an offer to repurchase upon Termination of Trading of the Common Shares of the Company, as applicable, or by declaration of acceleration, call for redemption or otherwise.


     'Permitted Holders' means each beneficial owner of the Issuer's Class B Common Stock on the Issue Date and their respective families and Affiliates.


     'Person' means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or other entity.

     'Preferred Stock' means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

     'Property' means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, excluding Capital Stock in any other Person.

     'Subsidiary' means, with respect to any Person, (i) any corporation more than 50% of the outstanding shares of Voting Stock of which is owned, directly or indirectly, by such Person, or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries of such Person,
(ii) any general partnership, joint venture or similar entity, more than 50% of the outstanding partnership or similar interests of which are owned, directly or indirectly, by such Person, or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries of such Person, or (iii) any limited partnership of which such Person or any Subsidiary of such Person is a general partner.

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

     'Total Market Capitalization' of any Person means, as of any day of determination, the sum of (a) the consolidated indebtedness of such Person and its Subsidiaries on such day, plus (b) the product of (i) the aggregate number of outstanding shares of Common Stock of such Person on such day (which shall not include any options or warrants on, or securities convertible or exchangeable into, shares of Common Stock of such Person other than, in the case of the Company, any shares of Preferred Stock of the Company, that, as of the day of determination, cannot, pursuant to the terms thereof as in effect on the date of the Indenture, be required to be redeemed by the Company in cash, and
(ii) the average Closing Price of such Common Stock over the 20 consecutive Trading Days immediately preceding such day, plus (c) the liquidation value of any outstanding shares of Preferred Stock of such Person on such day. If no such Closing Price exists with respect to shares of any such class, the value of such shares for purposes of clause (b) for the preceding sentence shall be determined by the Company's Board or Directors in good faith and evidenced by a written opinion as to such value issued by an investment banking firm or recognized national standing.

     'Trading Day' means, with respect to a securities exchange or automated quotation system, a day on which such exchange or system is open for a full day of trading.

     'Voting Stock' means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or at the times that such class of Capital Stock has voting power by reason of the happening of any contingency) to vote in the election of members of the board of directors or comparable body of such Person.

     'Wholly-Owned Subsidiary' means any Subsidiary, all of the outstanding Capital Stock (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized share capital of the Company is 50,000,000 shares, which consists of (i) 30,000,000 shares of Class A Common Stock, par value $.01 per share (the 'Class A Common Stock'), 15,000,000 shares of Class B Common Stock, par value $.01 per share (the 'Class B Common Stock') and (ii) 5,000,000 shares of preferred stock, par value $.01 per share (the 'Preferred Stock'). At the 1997 annual meeting of the Company's shareholders to be held on May 2, 1997, the Company's shareholders will be asked to approve an increase in the number of authorized shares of the Class A Common Stock to 100,000,000 shares, resulting in a total authorized share capital of the Company of 120,000,000 shares. Currently 16,732,178 shares of Class A Common Stock and 7,149,475 shares of Class B Common Stock are outstanding and no shares of Preferred Stock are outstanding. The following statements are summaries of certain provisions of the Company's Memorandum of Association, bye-laws and The Companies Act 1981 of Bermuda. These summaries do not purport to be complete and are qualified in their entirety by reference to the full Memorandum of Association and bye-laws which have been incorporated by reference as exhibits to the Company's Registration Statement of which this Prospectus is a part.


CLASS A COMMON STOCK

     The holders of the Class A Common Stock are entitled to one vote per share and are entitled to vote as a single class together with the holders of the Class B Common Stock on all matters subject to shareholder approval, except that the holders of the Class A Common Stock and the holders of the Class B Common Stock will each vote as a separate class with respect to any proposed 'going private' transactions between the Company and Ronald S. Lauder and any matter requiring class voting by The Companies Act 1981 of Bermuda. The holders of the outstanding shares of Class A Common Stock are entitled to receive dividends as and when declared by the Board of Directors, pari passu with the holders of

Class B Common Stock, out of funds legally available therefor after the payment of any dividends declared but unpaid on any shares of Preferred Stock then outstanding. The holders of the Class A Common Stock have no preemptive or cumulative voting rights and no rights to convert their shares of Class A Common Stock into any other securities. All of the outstanding shares of the Class A Common Stock and shares of Class A Common Stock issued by the Company in the Offering, will be,

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fully paid and nonassessable. On liquidation, dissolution or winding up of the
Company, the holders of Class A Common Stock are entitled to receive, pari passu with the holders of Class B Common Stock, pro rata the net assets of the Company remaining after preferential distribution to holders of Preferred Stock and the payment of all creditors and liquidation preferences, if any.

     The transfer agent and registrar for the Class A Common Stock is American Stock Transfer and Trust Company.

CLASS B COMMON STOCK

     The holders of the Class B Common Stock are entitled to ten votes per share and are entitled to vote as a single class together with the holders of the Class A Common Stock on all matters which are subject to shareholder approval, except that the holders of the Class A Common Stock and the holders of the Class B Common Stock will each vote as a separate class with respect to any proposed 'going private' transactions between the Company and Ronald S. Lauder and any matter requiring class voting by The Companies Act 1981 of Bermuda. The holders of the outstanding shares of Class B Common Stock are entitled to receive dividends as and when declared by the Board of Directors, pari passu with the holders of the Class A Common Stock, out of funds legally available therefor after the payment of any dividends declared but unpaid on any shares of Preferred Stock then outstanding. The holders of the Class B Common Stock have no preemptive or cumulative voting rights. The holders of the Class B Common Stock have the right to convert their shares of Class B Common stock into shares of Class A Common Stock at their election and on a one to one basis, and all shares of Class B Common Stock will automatically convert into shares of Class A Common Stock on a one to one basis when the number of shares of Class B Common Stock represent less than 10% of the combined total number of shares of Class A Common Stock and Class B Common Stock outstanding. All of the outstanding shares of the Class B Common Stock are fully paid and nonassessable. Shares of Class B Common Stock may be transferred only to other original holders of Class B Common Stock or to members of the family of the original holder by gift, devise or otherwise through laws of inheritance, descent, distribution or to a trust established by the holder for the holder's family members, to corporations the majority of beneficial owners of which are or will be owned by the holders of Class B Common Stock and from corporations or partnerships which are the holders of Class B Common Stock, to their shareholders or partners, as the case may be (each a 'Permitted Transferee'). Any other transfer of Class B Common Stock is void, although the Class B Common Stock may be converted at any time into Class A Common Stock on a one to one basis and then sold, subject to the conditions and restrictions of Rule 144. A transfer by an original holder of Class B Common

Stock which is either a corporation or a partnership of more than 50% of the equity interest in such corporation or partnership to other than a Permitted Transferee shall result in an automatic conversion of all shares of Class B Common Stock held by such corporation or partnership into an equal number of shares of Class A Common Stock. The Company is entitled to seek specific enforcement of such conversion of shares of Class B Common Stock into shares of Class A Common Stock upon the failure of any holder and/or transferee of shares of Class B Common Stock to comply with such conversion. In such event, the Company is entitled to recover from the holder and the transferee who failed to comply with such conversion, jointly and severally, the court costs, reasonable attorneys' fees and other costs and expenses incurred by it in connection with the obtaining of such specific enforcement. On liquidation, dissolution or winding up of the Company, the holders of Class B Common Stock are entitled to receive, pari passu with the holders of the Class A Common Stock, pro rata the net assets of the Company remaining after preferential distribution to holders of Preferred Stock and the payment of all creditors and liquidation preferences, if any.

     A 'going private' transaction is any 'Rule 13e-3 Transaction,' as such term is defined in Rule 13e-3 promulgated under the Securities Exchange Act between the Company and (i) Ronald S. Lauder, (ii) any Affiliate of Mr. Lauder, as defined below or (iii) any group consisting of Mr. Lauder or Affiliates of Mr. Lauder.

     An Affiliate of Ronald S. Lauder is (i) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under common control with, Mr. Lauder, (ii) any corporation or

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organization (other than the Company or a majority-owned subsidiary of the
Company) of which Mr. Lauder is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities, or in which Mr. Lauder has a substantial beneficial interest, (iii) any trust or other estate in which the Mr. Lauder has a substantial beneficial interest or as to which Mr. Lauder serves as trustee or in a similar fiduciary capacity or (iv) any relative or spouse of Mr. Lauder, or any relative of such spouse, who has the same residence as Mr. Lauder.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time as determined by the Board of Directors of the Company, without shareholder approval. Such Preferred Stock may be issued in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors. It is intended that Preferred Stock be issued, among other reasons, for financing acquisitions, for raising additional capital, or for similar corporate purposes. While the Board of Directors has no current intention of doing so, the Board of Directors, without shareholder approval, could issue Preferred Stock with voting and conversion rights which could adversely affect the benefit of any voting power and the benefit of other rights of the holders of the Class A

Common Stock and which could be used as an anti-takeover measure by the Company without any further action by the holders of Class A Common Stock. This may have the effect of delaying, deferring or preventing a change of control of the Company by increasing the number of shares necessary to gain control of the Company. At the date of this Prospectus, the Board of Directors has not authorized the issuance of any shares of Preferred Stock and the Company has no agreements or understanding for the issuance of any shares of Preferred Stock.

ANTI-TAKEOVER PROTECTIONS

     The voting provisions of the Class A Common Stock and Class B Common Stock and the broad discretion conferred upon the Board of Directors with respect to the issuance of series of Preferred Stock (including with respect to voting rights) could substantially impede the ability of one or more shareholders (acting in concert) to acquire sufficient influence over the election of directors and other matters to effect a change in control or management of the Company, and the Board of Directors' ability to issue Preferred Stock could also be utilized to change the economic and control structure of the Company. As a result, such provisions, together with certain other provisions of the bye-laws summarized in the succeeding paragraph, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including attempts that might result in a premium over the market price for the Class A Common Stock held by shareholders.

     The bye-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors, as well as for other shareholder proposals to be considered at annual general meetings of shareholders. In general, notice of intent to nominate a director or raise business at such meeting must be received by the Company not less than 90 nor more than 120 days prior to the meeting, and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal.

DIFFERENCES IN CORPORATE LAW

     The Companies Act 1981 of Bermuda differs in certain respects from laws generally applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant provisions of The Companies Act (including any modifications adopted pursuant to the Company's bye-laws) applicable to the Company, which differ in certain respects from provisions of Delaware corporate law. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to the Company and its shareholders.

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     Interested Directors.  The bye-laws provide that any transaction entered into by the Company in which a director has an interest is not voidable by the Company nor can such director be liable to the Company for any profit realized pursuant to such transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law no such transaction would be voidable if (i) the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for any transaction for which such director derived an improper personal benefit.

     Merger and Similar Arrangements. The Company may acquire the business of another Bermuda company similarly exempt from Bermuda taxes or a company incorporated outside Bermuda and carry on such business when it is within the objects of its Memorandum. The Company may amalgamate with another Bermuda company or with a company incorporated in another jurisdiction which permits such a company to amalgamate with a Bermuda company, subject to shareholder approval. A shareholder may apply to a Bermuda court for a proper valuation of such shareholder's shares if such shareholder is not satisfied that fair value has been paid for such shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, with certain exceptions, any merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair market value of the shares held by such stockholder (as determined by a court or by agreement of the corporation and the stockholder) in lieu of the consideration such stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (i) in exchange for the assets of the business to be acquired, (ii) in exchange for the outstanding stock of the corporation to be acquired or (iii) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation.

     Takeovers. Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any 90% or more owned subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.


     Shareholder's Suit. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the Company to remedy a wrong done to the Company where the act complained of is alleged to be beyond the corporate power of the Company or is illegal or would result in the violation of the Memorandum and bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of the Company's shareholders than actually approved it. The winning party in such an action generally would be able to

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recover a portion of attorneys fees or fees incurred in connection with such action. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorney fees incurred in connection with such action.

     Indemnification of Directors. The Company may indemnify its directors or officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the Company other than in respect of his own wilful default, wilful neglect, fraud or dishonesty. Bermuda law recently was amended to permit such indemnification by a corporation for acts by a director or officer involving wilful default or wilful negligence. The Company, however, has not adopted, and has no present intention of adopting, this provision in its bye-laws. Under Delaware law, a corporation may adopt a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for breaches of the director's duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, for improper payment of dividends or for any transaction from which the director derived an improper personal benefit. Delaware law has provisions and limitations similar to Bermuda regarding indemnification by a corporation of its directors or officers, except that under Delaware law the statutory rights to indemnification may not be as limited.

     Inspection of Corporate Records. Members of the general public have the right to inspect the public documents of the Company available at the office of the Registrar of Companies in Bermuda which will include the Memorandum (including its objects and powers) and any alteration to the Memorandum and documents relating to an increase or reduction of authorized capital. The shareholders have the additional right to inspect the bye-laws, minutes of general meetings and audited financial statements of the Company, which must be presented to the annual general meeting of shareholders. The register of shareholders of the Company is also open to inspection by shareholders without charge, and to members of the public for a fee. The Company is required to maintain its share register in Bermuda but may establish a branch register outside Bermuda. The Company is required to keep at its registered office a register of its directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation's shareholder list and its other books and records for any purpose reasonably related to such person's interest as a shareholder.

CERTAIN PROVISIONS OF BERMUDA LAW

     The Company has been designated as a non-resident under the Exchange Control Act of 1972 (the 'Control Act') by the Bermuda Monetary Authority whose permission for the issue of shares of Common Stock of the Company has been obtained. This designation allows the Company to engage in transactions in currencies other than the Bermuda dollar. Prior to the Offering, this Prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law.

     In granting such permission and in accepting this Prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for the financial soundness of the Company or of the correctness of any of the statements made or opinions expressed in this Prospectus.

     The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of shares after the completion of the Offering to or by such persons may be effected without specific consent under the Control Act and regulations thereunder. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Control Act.

     Non-Bermuda owners of the Company's shares of Common Stock are not restricted in the exercise of the rights to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes there are no restrictions on its ability to transfer funds in and

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out of Bermuda or to pay dividends to United States residents who are holders of the Company's Common Stock, other than in respect of local Bermuda currency.

     In accordance with Bermuda law, share certificates are only issued in the names of corporations, partnerships or individuals. In the case of an applicant acting in a special capacity (for example as a trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such trust.

     The Company will take no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

     As an 'exempted company,' the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company the Company may not participate in certain business transactions including: (1) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (3) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities of another 'exempted' company, partnership or other corporation resident in Bermuda but incorporated abroad; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

                           CERTAIN TAX CONSIDERATIONS

     The following discussion is a summary of certain anticipated tax consequences of the operations of the Company and of an investment in the Notes under United States federal income tax laws and Bermuda tax laws. The discussion does not deal with all possible tax consequences relating to the Company's operations or to an investment in the Notes. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-United States federal, non-Bermuda) tax laws. Accordingly, each prospective investor should consult his or her tax advisor regarding the tax consequences of an investment in the Notes. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Prospectus, all of which are subject to change. In this section of the Prospectus, the term the 'Company' includes only CME.

BERMUDA TAXATION

     In the opinion of Conyers, Dill & Pearman, Bermuda counsel to the Company, the following discussion correctly describes certain tax consequences to the Company with respect to the Offering and with respect to ownership of the Notes under Bermuda law.

     At the date hereof, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or holders of the Notes other than such holders ordinarily resident in Bermuda. The Company is not subject to stamp or other similar duty on the issue, transfer, conversion or redemption of the Notes.

     The Company has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertaking Tax Protection Act 1966 that, in the event there is enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not be applicable to the Company or to its operations, or the shares, the Notes or other obligations of the Company, until March 28, 2016, except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such shares, the Notes or other obligations of the Company, or any real property or leasehold interests in Bermuda owned by the Company. No reciprocal tax treaty affecting the Company exists between Bermuda and the United States.

     As an exempted company, the Company is liable to pay in Bermuda a registration fee based upon its authorized share capital and the premium on its issued shares at a rate not exceeding $25,000 per annum.

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UNITED STATES FEDERAL INCOME TAXATION

     In the opinion of Rosenman & Colin LLP, United States counsel to the Company, the following correctly describes certain United States federal income tax consequences to the Company and to a United States Investor making an investment in the Notes. For purposes of this discussion, the term 'United States Investor' includes a United States citizen or resident, a United States corporation or partnership, a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, and an estate that is subject to United States federal income tax on its income regardless of source. The following discussion does not generally address the tax consequences to a United States Investor who holds (or will hold), directly or indirectly, shares in the Company giving the holder the right to exercise 10% or more of the total voting power of the Company's outstanding stock (a '10% Shareholder') or to persons who are not United States Investors. Non-United States Investors and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in the Notes. In addition, the summary does not address the United States federal income tax treatment of certain types of United States Investors (e.g., individual retirement and other tax-deferred accounts, life insurance companies, tax-exempt organizations, dealers in securities or currencies, persons who hold Notes as part of a straddle or conversion transaction and persons whose functional currency is not the United States dollar) who may be subject to tax rules that differ significantly from those summarized below. The discussion below as it relates to United States federal income tax consequences is based upon the provisions of the Internal Revenue Code of 1986, as amended (the 'Code'), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. Prospective investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effect of state, local or foreign tax laws to which they may be subject.

  Taxation of the Company and its Subsidiaries

     In general, the Company and its foreign (non-United States) Subsidiaries will be subject to United States federal income tax only to the extent they have income which has its source in the United States or is effectively connected with a United States trade or business. It is anticipated that the Company and its foreign Subsidiaries will derive substantially all of their income from foreign sources and that none of their income will be effectively connected with a United States trade or business. In addition, it is anticipated that any United States source income of the Company will be derived from investments the interest on which will be exempt from United States federal income taxation. As a result, the Company and its foreign Subsidiaries should be subject to little or no United States federal income taxation. On the other hand, the domestic (United States) Subsidiaries of the Company will be subject to United States federal income taxation on their worldwide income (regardless of source), subject to reduction by allowable foreign tax credits, and distributions by such United States Subsidiaries to the Company or its foreign Subsidiaries generally will be subject to United States withholding taxes.

  Taxation of Noteholders

     Stated Interest. A United States Investor using the accrual method of accounting for tax purposes generally will be required to include interest in income as such interest accrues on the Notes, while a cash basis United States Investor generally will be required to include interest in income when interest payments are received. It is expected that the Notes initially will be purchased at a discount from their stated principal amount by the Underwriters, and then will be sold by them to public investors at an amount equal to their stated principal amount (or at a de minimis discount from the Notes' stated principal amount). As a result, based upon applicable Treasury Regulations (which generally provide that the purchase by underwriters for redistribution is disregarded for purposes of determining original issue discount), the Notes should not be treated as being issued with original issue discount.

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     Market Discount.  If a subsequent purchaser who is a United States Investor purchases a Note for an amount that is less than its stated principal amount, the amount of the difference, subject to a de minimis exception, will be 'market discount.' The market discount rules generally provide that if such subsequent purchaser thereafter disposes of the Note (including by means of a gift), the lesser of the gain recognized (or appreciation, in the case of a gift) or the portion of the market discount that accrued while the Note was held by such subsequent purchaser will be treated as ordinary income at the time of the disposition. Unless the United States Investor elects otherwise, the accrued market discount generally would be the amount calculated by multiplying the market discount by a fraction, the numerator of which is the number of days the Note has been held by the United States Investor and the denominator of which is the number of days after the United States Investor's acquisition of the Note up to and including its maturity date. The market discount rules also provide that unless such United States Investor elects to include market discount in income on a current basis, then such United States Investor may be required to defer a portion of any interest expense that would otherwise be deductible on any indebtedness incurred or continued to purchase or carry the Note until such holder disposes of the Note in a taxable transaction.

     The Notes provide that they may be redeemed, in whole or in part, before maturity. If some or all of the Notes are redeemed, each holder of a Note acquired at a market discount would be required to treat the principal payment as ordinary income to the extent of any accrued market discount on such Note.


     A United States Investor of a debt instrument acquired at a market discount may elect to include the market discount in income as the discount thereof accrues, either on a straight line basis or, if elected, on a constant interest basis. The current inclusion election, once made, applies to all market discount obligations acquired by such holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service (the 'IRS'). If a United States Investor elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on a sale or certain other dispositions of such Note and the deferral of interest deductions on indebtedness related to such Note would not apply.

     Amortizable Bond Premium. If a holder purchases a Note for an amount greater than its stated principal amount, such holder will be considered to have purchased the Note with 'amortizable bond premium' equal in amount to such excess (to the extent such excess is not attributable to the conversion feature of the Note). Such United States Investor may elect to amortize such premium using a constant yield method determined by reference to such holder's basis in the Note over the remaining term of the Note and offset interest otherwise required to be included in gross income in respect of the Note during any taxable year by the amortized amount of such excess for the taxable year. A United States Investor who elects to amortize bond premium must reduce its tax basis in the related Note by the amount of the aggregate deductions allowable for amortizable bond premium. An election to amortize bond premium would apply to amortizable bond premium on all taxable bonds held at or acquired after the beginning of the United States Investor's taxable year for which the election is made, and may be revoked only with the consent of the IRS.

     Disposition. In general, a United States Investor will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of the Note measured by the difference between (i) the amount of cash and the fair market value of property received and (ii) the United States Investor's adjusted tax basis in the Note (including increases resulting from any market discount previously included in income by such holder and decreases resulting from any bond premium amortized over the term of the Note). Except as described above under 'Market Discount,' any such gain or loss will generally be long-term capital gain or loss, provided the Note is a capital asset in the hands of the holder and had been held for more than one year. If the Company is determined to be a passive foreign investment company, it is possible that a disposition of the Notes at a gain would be subject to the special rules applicable to gains realized on the securities of such a company. See discussion below under heading 'Passive Foreign Investment Companies.'

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     Conversion.  A United States Investor will not recognize gain or loss on the conversion of a Note solely into the Class A Common Stock of the Company except with respect to cash in lieu of fractional shares and except to the extent that the shares issued upon conversion are treated as attributable to accrued interest on the Notes. To the extent the Notes converted are subject to accrued market discount, the amount of the accrued market discount will carry over to the shares on conversion, and gain on the disposition of the shares will be treated as ordinary income on such disposition to the extent of such accrued market discount. To the extent that shares are received by a holder of a Note without recognition of gain or loss, the holding period of the shares received upon conversion of the Note will include the period during which the Note was held, and the holder's aggregate basis in the shares received upon conversion of the Note will be equal to the holder's aggregate basis in the Note exchanged therefor (less a portion thereof allocable to any fractional share). A U.S. holder of a Note will recognize gain or loss for federal income tax purposes on the receipt of cash in lieu of a fractional share in an amount equal to the difference between the amount of cash received and such holder's basis in such fractional share. Except as described above under 'Market Discount,' such gain or loss should be capital gain or loss, and should be long-term capital gain or loss if the fractional share has been deemed held for more than one year. The fair market value of shares received which is attributable to accrued interest will be taxable as ordinary interest income.

  Constructive Distribution

     Under certain unlikely circumstances, an adjustment in the conversion price of the Notes, pursuant to the terms of the Notes providing therefor, or the absence of such an adjustment could cause a determination that there has been a constructive, taxable distribution to a United States Investor under Section 305 of the Code, without there being a corresponding cash payment.

  Taxation of Shareholders

     A United States Investor receiving a distribution on the Class A Common Stock into which the Notes are convertible generally will be required to include such distribution in gross income as a dividend to the extent such distribution is paid from the current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Distributions in excess of the earnings and profits of the Company generally will first be treated, for United States federal income tax purposes, as a nontaxable return of capital to the extent of the United States Investor's basis in the Class A Common Stock and then as gain from the sale or exchange of a capital asset, provided that the Class A Common Stock constitutes a capital asset in the hands of the United States Investor. Dividends received on the Class A Common Stock by United States corporate shareholders will not be eligible for the corporate dividends received deduction.

     A United States Investor will be entitled to claim a foreign tax credit with respect to income received from the Company only for foreign taxes (such as withholding taxes), if any, imposed on dividends paid to such United States Investor and not for taxes, if any, imposed on the Company or on any entity in which the Company has made an investment. (Special rules may apply, however, in the case of a United States corporation that is a 10% Shareholder.) It is not anticipated, however, under current Bermuda law that any such withholding taxes would be imposed by Bermuda on distributions made by the Company to a United States Investor. Distributions with respect to the Class A Common Stock that are taxable as dividends generally will constitute income from sources without the United States for purposes of determining the limitation on the allowable foreign tax credits. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company to United States Investors generally will constitute 'passive income' for purposes of applying the foreign tax credit limitations.

     With certain exceptions, gain or loss on the sale or exchange of the Class A Common Stock will be treated as United States source gain or loss and will be capital gain or loss if the Class A Common Stock is held as a capital asset. Such capital gain or loss generally will be long-term capital gain or loss if the United States Investor's holding period for the Class A Common Stock is more than one year at the time of the sale or exchange.

     Various Code provisions impose special taxes in certain circumstances on United States or foreign corporations and their United States stockholders. The following is a summary of certain provisions which could have an adverse impact on the Company and the United States Investors.

  Personal Holding Companies

     A corporation that is a personal holding company ('PHC') is subject to a 39.6% tax on its undistributed personal holding company income. In general, a PHC is a corporation (i) more than 50% of the stock of which measured by value is owned, directly or indirectly, by five or fewer individuals (without regard to their citizenship or residence) and (ii) which receives 60% or more of gross income, as specifically adjusted, from certain passive sources. For purposes of this ownership test, pension plans and certain other tax-exempt organizations are treated as 'individuals'. For purposes of this gross income test, income of a foreign corporation means generally only taxable income derived from United States sources or income that is effectively connected with a United States trade or business.

     At the present time, it is not likely that more than 50% of the outstanding shares of the Common Stock of the Company or of the shares of its corporate Subsidiaries by value will be owned, directly or indirectly, by five or fewer individuals. In any event, since it is anticipated that the Company and its foreign corporate Subsidiaries will derive substantially all of their income from foreign sources that will not be effectively connected with a United States trade or business, the Company believes that neither the Company nor any of such Subsidiaries will satisfy the foregoing income test and therefore none of them should be classified as a PHC. In addition, since it is anticipated that the Company's United States Subsidiaries will derive most or all of their income from non-passive sources, the Company further believes that such Subsidiaries will not satisfy the foregoing income test and, thus, will not be classified as PHCs. The Company intends to manage its affairs and the affairs of its Subsidiaries so as to attempt to avoid or minimize the imposition of the personal holding company tax, to the extent consistent with its other business goals.

  Foreign Personal Holding Companies

     In general, if the Company or any of its foreign corporate Subsidiaries were to be classified as a foreign personal holding company ('FPHC'), the undistributed foreign personal holding company income (generally, the taxable income, with certain adjustments) of the Company or such Subsidiary would be imputed to all of the United States Investors who were deemed to hold the Company's stock or the stock of such Subsidiary on the last day of its taxable year. Such income would be taxable to such persons as a dividend, even if no cash dividend were actually paid. United States Investors who dispose of their Class A Common Stock prior to such date generally would not be subject to tax under these rules. In certain circumstances, if the Company were to become an FPHC, United States Investors who acquire Class A Common Stock from decedents would be denied the step-up of the income tax basis for such Class A Common Stock to fair market value at the date of death which would otherwise have been available and instead would have a tax basis equal to the lower of the fair market value or the decedent's basis.

     A foreign corporation will be classified as an FPHC if (i) five or fewer individuals, who are United States citizens or residents, directly or indirectly, own more than 50% of the corporation's stock (measured by either voting power or value, as opposed to only value as in the case of the PHC ownership test described above) (the 'stockholder test') and (ii) the corporation receives at least 60% of its gross income (regardless of source), as specifically adjusted, from certain passive sources (the 'income test'). After a corporation becomes an FPHC, the income test percentage for each subsequent taxable year generally is reduced to 50%.

     At the present time, it is likely that five or fewer individuals who are United States citizens or residents will, directly or indirectly, own a beneficial interest of more than 50% of the voting power of the outstanding Common Stock of the Company and of the shares of certain of its foreign corporate Subsidiaries for purposes of the FPHC rules. Accordingly, the Company believes that the stockholder test will likely be met with respect to the Company and such Subsidiaries. The Company believes, however, that none of its foreign corporate Subsidiaries (except possibly for CME BV) should be classified as an FPHC because each of these Subsidiaries should not satisfy the foregoing income test.

The Company also believes that CME BV, an indirect wholly-owned subsidiary of the Company organized to hold and operate the Company's investments in its Central and Eastern European and German broadcast operations, should not satisfy the income test and should not be an FPHC because it will derive most of its gross income from its equity interest in entities treated as partnerships for United States federal income tax purposes under the recently issued 'check the box' Treasury Regulations making entity classification essentially elective. In particular, Nova TV, having made the election to be treated as a partnership should be a partnership and not an association taxable as a corporation for United States federal income tax purposes. As a result, the income of such entity (as well as other entities owned by CME BV, each also having made the election to be treated as a partnership) should 'flow through' to CME BV, and the Company believes that substantially all of such income will not be considered passive income for purposes of the FPHC rules. If, on the other hand, these entities were nevertheless considered to be corporations and not partnerships for United States federal income tax purposes, then distributions, if any, to CME BV from these entities out of their current or accumulated earnings and profits would result in passive income to CME BV and may cause CME BV to be treated as an FPHC. In any event, it is possible that CME BV, itself, will hereafter determine to make the election to be treated as a partnership for United States federal income tax purposes, and, upon the effective date of such election, if made, all risk of FPHC status for CME BV will be eliminated.

     It is anticipated that the Company upon lending the proceeds in whole or in part to CME BV will realize substantial amounts of interest income causing the Company to be classified as a FPHC. However, the Company, by reason of its substantial interest costs and other expenses, is not expected in the near term to have any undistributed FPHC income. Generally, the Company intends, to the extent possible and to the extent consistent with its other business goals, to manage its affairs and the affairs of its Subsidiaries so as to avoid or minimize having income that would be imputed to the United States Investors under these FPHC rules. Furthermore, if CME BV determines to make the election to be treated as a partnership, payments from CME BV to the Company with respect to the inter-company loan will lose their character as interest so that little or no income of the Company will be passive for purposes of the FPHC rules and the risk of FPHC status for the Company should be eliminated.

  Passive Foreign Investment Companies

     If 75% or more of the gross income of the Company (taking into account, under an income 'look-through' rule, the Company's pro rata share of the gross income of any company of which the Company is considered to own 25% or more of the stock by value) in a taxable year is passive income, or if at least 50% of the average percentage of assets of the Company (generally determined based upon the fair market value or, if the Company were a controlled foreign corporation (see discussion below), based upon the adjusted tax bases of the Company's assets, also taking into account, under an asset 'look-through' rule, the Company's pro rata share of the assets of any company of which the Company is considered to own 25% or more of the stock by value) in a taxable year produce or are held for the production of passive income, the Company would be classified as a 'passive foreign investment company' ('PFIC') for that taxable year and generally for all subsequent taxable years. Passive income for purposes of the PFIC rules generally includes dividends, interest and other types of investment income and generally would include amounts derived by reason of the temporary investment of excess funds. If the Company were a PFIC, each shareholder who was a United States Investor (regardless of the percentage of stock owned) would, upon certain distributions by the Company and upon disposition of the Class A Common Stock at a gain, be liable to pay tax plus an interest charge. The tax would be determined by allocating such distribution or gain ratably to each day of the United States Investor's holding period for the Class A Common Stock. The amount allocated to years prior to the taxable year of the distribution or disposition would be taxed at the highest marginal rates for ordinary income for such years (if the Company was a PFIC during such years). The United States Investor would also be liable for interest on the amount of such additional tax due with respect to such prior years in which the Company was a PFIC. The amount allocated to the current taxable year and any non-PFIC years would be taxed in the same manner as other ordinary income earned in the current taxable year.

     Under certain circumstances, if the Company were to become a PFIC, distributions and dispositions in respect of shares in a direct or indirect foreign corporate Subsidiary of the Company may be attributed in whole or in part to a United States Investor, and such United States Investor may be taxed under the PFIC rules with respect to such distributions or dispositions.

     If the Company were to become a PFIC, United States Investors who acquire Class A Common Stock from decedents could be denied the step-up of the income tax basis for such Class A Common Stock to fair market value at the date of death which would otherwise have been available and instead could have a tax basis equal to the lower of the fair market value or the decedent's basis.

     The above results can be eliminated if a United States Investor elects to treat the Company as a 'qualified electing fund' ('QEF') for United States federal income tax purposes. A stockholder of a QEF is required for each taxable year in which the QEF is a PFIC to include in income a pro rata share of the ordinary income of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain. If a United States Investor in a PFIC has made a QEF election for all years that such United States Investor has held Class A Common Stock, gain on the sale of such stock generally will be characterized as capital gain and the denial of basis step-up at death and the interest charge (as well as the other PFIC tax consequences) described above would not apply.

     The Company believes that it is not now a PFIC and intends to manage its business so as to attempt to avoid PFIC status in the future. The Company will notify United States Investors in the event that it concludes that it will be treated as a PFIC for any future taxable year to enable United States Investors to consider whether to elect to treat the Company as a QEF for United States federal income tax purposes. In addition, the Company will, at the request of a United States Investor who elects to have the Company treated as a QEF, comply with the applicable information reporting requirements.

  Controlled Foreign Corporations

     If 10% Shareholders, who are also United States persons, own, in the aggregate, directly or indirectly, more than 50% (measured by voting power or value) of the shares of a foreign corporation, that foreign corporation would be a controlled foreign corporation ('CFC'). If a foreign corporation is characterized as a CFC, then some portion of the undistributed income of the foreign corporation may be imputed to such 10% Shareholders, and some portion of the gains recognized by such 10% Shareholders on the disposition of their shares in the foreign corporation (which would otherwise qualify for capital gains treatment) may be converted into ordinary dividend income. At the present time, it is likely that 10% Shareholders who are also United States persons would be deemed to own more than 50% of the voting power of the outstanding Common Stock of the Company and, thus, that the Company would be characterized as a CFC. If the Company were to be classified as a CFC, however, the CFC rules referred to above would only apply with respect to such 10% Shareholders. In future years, the Company would continue to be characterized as a CFC as long as 10% Shareholders who were also United States persons were deemed to own more than 50% of the voting power or value of the Company's outstanding Common Stock. In addition, as discussed above, if the Company were a CFC, the asset test to determine whether the Company would be a PFIC would be made by comparing the relative adjusted tax bases of the Company's assets and not the relative fair market values of such assets, making it more difficult for the Company to manage its affairs so as to avoid PFIC status.

  United States Information Reporting and Backup Withholding

     Under current United States federal income tax law, generally payments of interest and dividends made to, and the proceeds of sales before maturity by, certain U.S. persons are subject to information reporting, and a 'back-up' withholding tax at a rate of 31%, if such persons fail to supply correct taxpayer identification numbers and certain other information in the required manner. Payments of interest and dividends to a holder of Notes or Class A Common Stock of the Company (a) made by mail or wire transfer to an address in the United States, (b) made by a paying agent, broker or other intermediary in the United States or (c) made by a United States broker or by a custodian, nominee or agent that is (i) a United States person, (ii) a controlled foreign corporation for United States tax purposes, or (iii) a foreign person 50% or more of whose gross income is from a United States trade or business (hereinafter, any of the persons described in (i), (ii) and (iii) shall be referred to as a 'United States Controlled Person') to such holder outside the United States may be subject to United States information reporting requirements. Payments of interest and dividends received by non-U.S. holders generally would be exempt from these reporting requirements, but such non-U.S. holders may be required to comply with certification and identification procedures in order to prove their exemption from the reporting requirements and from backup withholding with respect to payments of interest. Treasury regulations currently in effect do not require backup withholding with respect to dividends paid by a foreign corporation such as the Company.

     The payment of proceeds of the disposition of Notes or Common Stock by a holder to or through the United States office of a broker generally will be subject to information reporting and backup withholding at a rate of 31%, unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of proceeds of the disposition by a holder of Common Stock to or through a non-U.S. office of a broker will generally not be subject to backup withholding and information reporting. However, information reporting (but not backup withholding) may apply to such a holder who sells a beneficial interest in Notes or shares through a non-United States branch of a United States broker, or through a non-United States office of a United States Controlled Person, in either case unless the holder establishes an exemption or the broker has documentary evidence in its files of the holder's status as a non-U.S. person.

     Any amounts withheld under the backup withholding rules from payment to a holder will be refunded (or credited against the holder's United States federal income tax liability, if any) provided that the required information is furnished to the United States Internal Revenue Service.

                        SHARES ELIGIBLE FOR FUTURE SALE


     The Company has a total of 23,881,653 shares of capital stock outstanding. Of the shares, 16,271,715 shares of Class A Common Stock are freely tradeable without restriction or registration under the Securities Act. 49,700 shares of Class A Common Stock are subject to volume restrictions under the Securities Act. All of the remaining 7,560,238 shares of capital stock are 'restricted' securities as that term is defined by Rule 144 as promulgated under the Securities Act, of which 6,502,580 shares currently may be sold under Rule 144 volume restrictions. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, is entitled to sell in 'broker's transactions' or to market makers, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Class A Common Stock or (ii) the average weekly trading volume in the shares of Class A Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale, provided that at least two years have elapsed since such shares were acquired from the Company and subject to certain other limitations and restrictions. A person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above, provided that at least three years have elapsed since the shares were acquired from the Company. Sales of 'restricted securities' by affiliates, even after a three-year holding period, are subject to the volume limitations described above. The Securities and Exchange Commission has adopted changes to Rule 144 which will take effect in April 1997. Such changes will reduce the two year holding requirement described above to one year and reduce the three year holding requirement described above to two years.


     The Company and certain of the Company's officers, directors and shareholders holding an aggregate of 347,046 shares of Class A Common Stock, 5,915,382 shares of Class B Common Stock and options and warrants to purchase up to 760,000 additional shares of Class A Common Stock have agreed that, for a period of 120 days after the date of this Prospectus, they will not, directly or indirectly, offer, sell, pledge, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Class A Common Stock or Class B Common Stock or any securities convertible into, exchangeable or exercisable therefor, except shares purchased in the public market and grants and exercises of options under the 1994 Stock Option Plan and the 1995 Stock Option Plan, without the prior written consent of the Representatives on behalf of the Underwriters. For a description of the restriction on sales contained in the Underwriting Agreement relating to the Offering, see 'Underwriting.'

     Following the Offering, sales of substantial amounts of Class A Common Stock (including shares of the Class A Common Stock issuable upon the conversion of the Class B Common Stock or the exercise of options) in the public market under Rule 144 or otherwise, or even the potential of such sales, could adversely affect the prevailing market price of the Class A Common Stock and impair the Company's ability to raise capital through the sale of equity securities.

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to certain conditions, to purchase from the Company the aggregate number of Notes set forth opposite their respective names:

                                                          PRINCIPAL AMOUNT
                     UNDERWRITERS                             OF NOTES
-------------------------------------------------------   ----------------
Schroder Wertheim & Co. Incorporated...................
Prudential Securities Incorporated.....................
Smith Barney Inc. .....................................
                                                          ----------------
     Total.............................................     $125,000,000
                                                          ----------------
                                                          ----------------

     The Underwriting Agreement provides that the several Underwriters are obligated to purchase all the Notes offered hereby (other than Notes that may be purchased under the over-allotment option), if any are purchased. Schroder Wertheim & Co. Incorporated, Prudential Securities Incorporated and Smith Barney Inc., as representatives of the several Underwriters (the 'Representatives'), have advised the Company that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters propose initially to allow a concession
not in excess of     % of the principal amount of the Notes to certain dealers, including the Underwriters; that the Underwriters and such dealers may initially
allow a discount of not in excess of     % of the principal amount of the Notes
to other dealers; and that the public offering price and the concession and discount to dealers may be changed by the Representatives after the initial public offering.

     The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of the Underwriting Agreement, to purchase up to an additional $18,750,000 aggregate principal amount of the Notes at the public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Underwriters may exercise the option only to cover over-allotments, if any, in the sale of the Notes in the Offering. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase the Notes in an aggregate principal amount proportionate to such Underwriter's initial commitment.

     The Notes are a new issue of securities with no established trading market although the Notes will be listed on the Nasdaq SmallCap Market, subject to official notice of issuance. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company and its directors, officers, certain 5% shareholders and certain other shareholders have agreed not to sell or otherwise dispose of any shares of Class A Common Stock or Class B Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent of the Representatives.

     The Representatives have advised the Company that, pursuant to Regulation M, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Notes or the Common Stock at a level above that which might otherwise prevail in the open market. A 'Stabilizing Bid' is a bid for or the purchase of the shares of Common Stock or the Notes on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Notes or Common Stock. A 'Syndicate Covering Transaction' is the bid for or the purchase of Notes on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A 'Penalty Bid' is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Notes originally sold by such Underwriter or syndicate member are purchased by the Representatives in a syndicate covering transaction and have therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq SmallCap Market or the Nasdaq National Market or otherwise and if commenced, may be discontinued at any time.

                                 LEGAL MATTERS


     The validity of the Notes offered hereby will be passed upon by Conyers, Dill & Pearman, counsel for the Company. Rosenman & Colin LLP, United States counsel for the Company, will pass upon the Notes being binding obligations of Central European Media Enterprises Ltd. Certain other legal matters will be passed upon for the Company by Rosenman & Colin LLP, United States counsel for the Company, and Conyers, Dill & Pearman, Bermuda counsel for the Company. Certain legal matters will be passed upon for the Underwriters by Akin, Gump,

Strauss, Hauer & Feld L.L.P.


                                    EXPERTS

     The Consolidated Financial Statements of the Company included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Reports, proxy statements and other information filed by the Company may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, DC 20549 and at certain regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, DC 20549 at prescribed rates. The Class A Common Stock is listed on the Nasdaq National Market and reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, NW, Washington, DC 20006. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and the address of such site is (http://www.sec.gov).

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Notes offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules thereto. The Registration Statement can be inspected without charge at the principal office of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.


     Statements made in this Prospectus concerning the provisions of any document or agreement are not necessarily complete, and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by this reference.

     The Company furnishes its shareholders with annual reports containing financial statements audited by its independent public accountants and files with the Securities and Exchange Commission quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-24796) pursuant to the Exchange Act are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed pursuant to Section 13 of the Exchange Act.

          2. The description of the Class A Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on September 14, 1994.

          3. All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering.

     Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a supplement to this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as to modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents which are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be directed to the offices of the Company located at 18 D'Arblay Street, London W1V 3FP England, telephone number 44-171-292-7900.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS...................................................................   F-2
CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets as of December 31, 1995 and 1996.............................................   F-3
  Consolidated Statements of Operations for the years ended December 31, 1994, 1995
     and 1996..............................................................................................   F-5
  Consolidated Statements of Shareholders' Equity (Deficit) for the period from December 31, 1993 to
     December 31, 1996.....................................................................................   F-6
  Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995
     and 1996..............................................................................................   F-7
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.................................................................   F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Central European Media Enterprises Ltd.:

We have audited the accompanying consolidated balance sheets of Central European Media Enterprises Ltd. as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central European Media Enterprises Ltd. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with United States generally accepted accounting principles.

                                          ARTHUR ANDERSEN & CO.

Hamilton, Bermuda

March 24, 1997

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1996
                                    ($000S)

                                                NOTE        DECEMBER 31,
                                                        --------------------
                                                          1995        1996
                                                        --------    --------
                   ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..................     4     $ 53,210    $ 78,507
  Investments in marketable securities.......     4       10,652       2,896
  Restricted cash............................     5        4,216       2,749
  Accounts receivable (net of allowances of
     $1,105, $3,200).........................             32,475      37,342
  Program rights costs.......................     4        9,219      12,675
  Value-added tax recoverable................                733         182
  Amounts due from unconsolidated
     affiliates..............................    13           --       1,066
  Advances to affiliates.....................    13          953       4,119
  Other short-term assets....................     7           --         850
  Prepaid expenses...........................              5,270       5,773
                                                        --------    --------

     TOTAL CURRENT ASSETS....................            116,728     146,159
Investment in unconsolidated affiliates......             12,433      56,599
Investments..................................                 --       3,600
Loans to affiliates..........................    13        6,272      17,766
Property, plant & equipment (net of
  depreciation of $10,281, $22,317)..........     6       51,699      58,982
Program rights costs.........................     4       10,496      14,266
Broadcast license costs and other intangibles
  (net of amortization of $1,007, $1,579)....     4        2,365       3,097
License acquisition costs (net of
  amortization of $54, $854).................     4        4,723       3,923
Goodwill.....................................     4        1,510      35,338
Organization costs (net of amortization of
  $507, $950)................................     4        1,337         934
Development costs (net of allowance of
  $4,373, $996)..............................     4       10,127      19,105
Deferred taxes...............................     8          559         868
Other assets.................................     7        3,778       4,493
                                                        --------    --------
     TOTAL ASSETS............................           $222,027    $365,130
                                                        --------    --------
                                                        --------    --------


   The accompanying notes are an integral part of these consolidated balance sheets.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                    CONSOLIDATED BALANCE SHEETS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996
                                    ($000S)

                                                NOTE        DECEMBER 31,
                                                        --------------------
                                                          1995        1996
                                                        --------    --------
    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable...........................           $ 12,956    $ 18,775
  Accrued liabilities........................              9,804      17,010
  Duties and other taxes payable.............                288       3,312
  Income taxes payable.......................     8       15,946       9,948
  Current portion of obligations under
     capital leases..........................    12        2,111       1,794
  Current portion of credit facilities.......    10        2,661       7,106
  Investments payable........................                 --       1,955
  Advances from affiliates...................    13        2,687         606
                                                        --------    --------
     TOTAL CURRENT LIABILITIES...............             46,453      60,506

Deferred income taxes........................     8        2,317       2,142
Obligations under capital leases.............    12        8,747       7,120
Long-term portion of credit facilities.......    10        6,766      22,488
Investments payable..........................                 --      14,633
Other liabilities............................                173         305
Minority interest in consolidated
  subsidiaries...............................     4       18,635       8,616

SHAREHOLDERS' EQUITY:
  Preferred Stock, $0.01 par value:
     authorized: 5,000,000 shares; issued and
     outstanding: none.......................                 --          --
  Class A Common Stock, $0.01 par value:
     authorized: 30,000,000 shares; issued
     and outstanding: 10,294,549 shares at
     December 31, 1995, and 16,664,143 shares
     at December 31, 1996....................                103         167
  Class B Common Stock, $0.01 par value:
     authorized: 15,000,000 shares; issued
     and outstanding: 8,078,297 shares at
     December 31, 1995, and 7,191,475 shares
     at December 31, 1996....................                 81          72
  Additional paid-in capital.................            187,997     330,315
  Class A Treasury stock of $0.01 par value,
     at cost: 176,872 shares at December 31,
     1995 and none at December 31, 1996......             (2,476)         --

  Accumulated deficit........................            (48,001)    (78,004)
  Cumulative currency translation
     adjustment..............................              1,232      (3,230)
                                                        --------    --------
     TOTAL SHAREHOLDERS' EQUITY..............            138,936     249,320
                                                        --------    --------
     TOTAL LIABILITIES AND SHAREHOLDERS'
       EQUITY................................           $222,027    $365,130
                                                        --------    --------
                                                        --------    --------

   The accompanying notes are an integral part of these consolidated balance sheets.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                         ($000S EXCEPT PER SHARE DATA)

                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                   --------------------------------
                                           NOTE      1994        1995        1996
                                           ----    --------    --------    --------
Gross revenues..........................           $ 64,389    $121,113    $170,114
Discounts and Agency Commissions........            (10,823)    (22,194)    (34,129)
                                                   --------    --------    --------
Net revenues............................      4      53,566      98,919     135,985

Station Expenses:
  Other operating costs and expenses....             21,907      28,972      50,188
  Amortization of programming rights....             10,403      16,319      21,599
  Depreciation of station fixed assets
     and other intangibles..............              3,773       7,251      13,314
                                                   --------    --------    --------
  Total station operating costs and
     expenses...........................             36,083      52,542      85,101
  Selling, general and administrative
     expenses...........................              6,009       7,725      21,357

Corporate Expenses:
  Corporate operating costs and
     development expenses...............              3,699      10,669      15,782
  Stock compensation charge.............     15       5,833         858          --
  Amortization of goodwill and allowance
     for development costs..............                985       3,442       2,940
  Capital registration tax..............    8(b)         --       1,375         809
                                                   --------    --------    --------
                                                     10,517      16,344      19,531

Operating income........................                957      22,308       9,996
Equity in loss of unconsolidated
  affiliates............................     14     (13,677)    (14,816)    (17,867)
Interest and other income...............                179       1,238       2,876
Interest expense........................             (1,992)     (4,959)     (4,670)
Foreign currency exchange (loss)/gain...      4        (245)        324      (2,861)
                                                   --------    --------    --------
(Loss) income before provision for
  income taxes..........................            (14,778)      4,095     (12,526)
Provision for income taxes..............      8      (3,331)    (16,340)    (16,405)
                                                   --------    --------    --------
Loss before minority interest...........            (18,109)    (12,245)    (28,931)
Minority interest in income/loss of
  consolidated subsidiaries.............             (2,396)     (6,491)     (1,072)
                                                   --------    --------    --------

NET LOSS................................           $(20,505)   $(18,736)   $(30,003)
                                                   --------    --------    --------
                                                   --------    --------    --------

Per share data:.........................      4
Net loss per share......................                       $  (1.28)   $  (1.55)
                                                               --------    --------
                                                               --------    --------
Weighted average number of common shares
  outstanding (000s)....................                         14,678      19,373
                                                               --------    --------
                                                               --------    --------

  The accompanying notes are an integral part of these consolidated financial statements.
                                      F-5

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) FOR THE PERIOD FROM DECEMBER 31, 1993 TO DECEMBER 31, 1996
                                    ($000S)

                                         CLASS   CLASS                                                    CUMULATIVE
                                           A       B     ADDITIONAL                                        CURRENCY
                                         COMMON  COMMON   PAID-IN    TREASURY    DEFERRED    ACCUMULATED  TRANSLATION
                                         STOCK   STOCK    CAPITAL     STOCK    COMPENSATION  DEFICIT(1)   ADJUSTMENT    TOTAL
                                         ------  ------  ----------  --------  ------------  -----------  -----------  --------
BALANCE, December 31, 1993..............  $ --    $ --    $ 12,500   $     --    $     --     $  (8,760)   $    (276)  $  3,464
  Capital contributed by Shareholders,
    net of related costs of $7,681......    59      81      73,120         --          --            --           --     73,260
Services contributed by Shareholders....    --      --         169         --          --            --           --        169
Stock compensation charge
  (Note 15).............................    --      --       9,167         --      (3,334)           --           --      5,833
Foreign Currency Translation
  Adjustment............................    --      --          --         --          --            --          410        410
Net loss................................    --      --          --         --          --       (20,505)          --    (20,505)
                                         ------  ------  ----------  --------  ------------  -----------  -----------  --------
BALANCE, December 31, 1994..............    59      81      94,956         --      (3,334)      (29,265)         134     62,631
  Capital contributed by Shareholders
    including $6,500 loan converted,
    less related costs of $5,426........    44      --      93,041         --          --            --           --     93,085
  Stock compensation charge
    Charge..............................    --      --          --         --         858            --           --        858
    Reduction in stock compensation
      charge
      (Note 15).........................    --      --          --     (2,476)      2,476            --           --         --
  Foreign Currency Translation
    Adjustment..........................    --      --          --         --          --            --        1,098      1,098
  Net loss..............................    --      --          --         --          --       (18,736)          --    (18,736)
                                         ------  ------  ----------  --------  ------------  -----------  -----------  --------
BALANCE, December 31, 1995..............   103      81     187,997     (2,476)         --       (48,001)       1,232    138,936
  Retirement of Treasury Stock..........    (2)     --      (2,474)     2,476          --            --           --         --
  Capital contributed by Shareholders,
    less related costs of $8,177(2).....    66      (9)    144,792         --          --            --           --    144,849
  Foreign Currency Translation
    Adjustment..........................    --      --          --         --          --            --       (4,462)    (4,462)
  Net loss..............................    --      --          --         --          --       (30,003)          --    (30,003)
                                         ------  ------  ----------  --------  ------------  -----------  -----------  --------
BALANCE, December 31, 1996..............  $167    $ 72    $330,315   $     --    $     --     $ (78,004)   $  (3,230)  $249,320
                                         ------  ------  ----------  --------  ------------  -----------  -----------  --------
                                         ------  ------  ----------  --------  ------------  -----------  -----------  --------

------------------
(1) Of the accumulated deficit of $78,004,000 at December 31, 1996, $50,248,000 represents accumulated losses in unconsolidated affiliates.


(2) Includes transfers between Class A and Class B Common Stock in the year.

  The accompanying notes are an integral part of these consolidated financial statements.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    ($000S)

                                                      FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                --------------------------------
                                                  1994        1995        1996
                                                --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss.....................................   $(20,505)   $(18,736)   $(30,003)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Equity in loss of unconsolidated
    affiliates...............................     13,677      14,816      17,867
  Depreciation & amortization (excluding
    amortization of barter programs).........     14,176      23,705      33,288
  Minority interest in income (loss) of
    consolidated subsidiaries................      2,396       6,491       1,072
  Services contributed by shareholders.......        169          --          --
  Valuation allowance for development
    costs....................................        985       3,388         714
  Stock compensation charge..................      5,833         858          --
Changes in assets & liabilities:
  Accounts receivable........................    (12,950)    (18,176)     (4,881)
  Related party receivable...................        263         115          --
  Program rights paid........................    (13,417)    (24,040)    (24,072)
  Value-added tax recoverable................      1,121        (710)        551
  Dividends paid to minority shareholders....         --        (612)     (3,575)
  Advances to affiliates.....................         --        (337)     (3,334)
  Production costs...........................        355          --          --
  Prepaid expenses...........................       (673)     (1,780)       (415)
  Other assets...............................         (5)     (3,639)     (1,838)
  Accounts payable...........................        646       1,180       3,931
  Accrued liabilities........................      2,698       6,197       7,227
  Income & other taxes payable...............      3,699      13,223      (3,151)
                                                --------    --------    --------
    Net cash provided by (used in) operating
      activities.............................     (1,532)      1,943      (6,619)
                                                --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in unconsolidated affiliates....    (19,268)    (19,220)    (52,977)
  Investments................................         --          --      (3,600)
  Investments in marketable securities.......     (7,725)     (2,927)      7,756
  Restricted cash............................     (1,072)     (2,616)      1,467
  Acquisition of fixed assets................    (13,298)    (23,196)    (17,801)
  Acquisition of minority shareholders'
    interest.................................         --          --      (5,607)
  Purchase of business.......................         --      (1,510)     (4,895)

  Payments for license acquisition costs.....         --      (4,777)         --
  Payments for organization costs............         --      (1,032)        (48)
  Payments for broadcast license costs and
    other intangibles........................       (790)       (760)     (1,295)
  Development costs..........................     (2,175)    (12,325)    (18,936)
                                                --------    --------    --------
    Net cash used in investing activities....    (44,328)    (68,363)    (95,936)
                                                --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Credit facilities..........................     14,398      (6,140)      3,045
  Payments under capital leases..............         --      (1,570)     (1,636)
  Loans to affiliates........................     (1,396)     (6,272)    (16,705)
  Advances received from affiliates..........      7,457       2,687          --
  Loans received from affiliates.............      3,546          --          --
  Repayment of advances from affiliates......     (7,216)         --          --
  Repayment of advances by affiliates........     (9,336)         --      (2,081)
  Shareholder loans..........................      6,500          --          --
  Capital contributed by shareholders........     73,260      86,585     144,849
  Other liabilities..........................         --         173         137
  Investments by minority shareholders in
    consolidated subsidiaries................         --       2,000          --
                                                --------    --------    --------
    Net cash provided by financing
      activities.............................     87,213      77,463     127,609
                                                --------    --------    --------
IMPACT OF EXCHANGE RATE FLUCTUATIONS ON
  CASH.......................................       (281)        165         243
    Net increase in cash and cash
      equivalents............................     41,072      11,208      25,297
CASH AND CASH EQUIVALENTS, beginning of
  period.....................................        930      42,002      53,210
                                                --------    --------    --------
CASH AND CASH EQUIVALENTS, end of period.....   $ 42,002    $ 53,210    $ 78,507
                                                --------    --------    --------
                                                --------    --------    --------
SUPPLEMENTAL INFORMATION
    Cash paid for interest...................   $  1,891    $  4,942    $  4,590
                                                --------    --------    --------
                                                --------    --------    --------
    Income taxes.............................   $     --    $  2,922    $ 22,048
                                                --------    --------    --------
                                                --------    --------    --------

  The accompanying notes are an integral part of these consolidated financial statements.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1996

1. ORGANIZATION AND BUSINESS

     Central European Media Enterprises Ltd., a Bermuda corporation ('CME'), was formed in June 1994. Through its predecessor companies, CME has been in operation since 1991. CME, together with its subsidiaries (CME and its subsidiaries are collectively referred to as the 'Company'), develops, owns and operates national and regional commercial television stations and networks in Central and Eastern Europe and regional commercial television stations in Germany.

     In the Czech Republic, as of December 31, 1996, the Company owned an 88% economic interest in Ceska Nezavisla Televizni Spolecnost s.r.o. ('Nova TV'), the leading private national television station in the Czech Republic. On August 1, 1996, the Company increased its economic interest in Nova TV to 88% from 66% through the acquisition of a 22% economic interest in Nova TV from Ceska Sporitelna Bank ('CS') (the 'Additional Nova TV Purchase'). The Company is in the process of registering the Additional Nova TV Purchase pursuant to Czech law. On an ongoing basis, after giving effect to the Additional Nova TV Purchase, the Company is entitled to 88% of the total profits of Nova TV and has 86% of the voting power in Nova TV. CET 21 had a 12% equity interest in Nova TV. During 1996, the Company entered into an agreement to lend the General Director of Nova TV funds to finance his purchase of shares in CET 21 in order to increase his ownership in CET 21. In March 1997, the Company acquired an additional 5.2% interest in Nova TV through the retirement of the loan (Note
16). In 1995, in the Czech Republic, the Company entered into loan ('Radio Alfa Loan') and consulting agreements with Radio Alfa ('Radio Alfa'), one of two private Czech Republic national radio broadcasters. Radio Alfa was re-launched in October 1995. The Radio Alfa Loan may be converted into an equity interest in Radio Alfa of up to 21.7%. During December 1996, the Company purchased a 62% ownership interest from Radio Alfa's other shareholders for a purchase price of Kc37,500,000 ($1,372,000). If the Radio Alfa Loan is converted to an equity interest, the Company would have an 83.7% equity ownership interest in Radio Alfa.

     In Romania, the Company and two local partners, Adrian Sarbu and Ion Tiriac operate PRO TV, a commercial television network launched in December 1995, through Media Pro International S.A. ('Media Pro International'). The Company holds a 77.5% equity interest in Media Pro International, although the Company's partners hold options exercisable through October 1997 which, if exercised, would reduce the Company's interest to not less than 66%. In September 1996, the Company acquired a 95% equity interest in Unimedia SRL ('Unimedia'), which acquired a 10% equity interest in a consortium, MobilRom, which obtained one of two GSM licenses in Romania in December 1996 and is expected to commence operations in June 1997.

     In Slovenia, the Company launched POP TV in December 1995 together with MMTV d.o.o. Ljubljana ('MMTV') (formerly known as Boutique MMTV) and Tele 59 d.o.o. Maribor ('Tele 59'), through the formation of Produkcija Plus d.o.o.

('Pro Plus'). POP TV provides programming to and sells advertising for MMTV, Tele 59 and an additional affiliate, Robin TV. The Company owns 58% of the equity of Pro Plus, but has an effective economic interest of 72%, as a result of a 33% economic interest in MMTV and a 33% economic interest in Tele 59, each of which have a 21% interest in Pro Plus. In July 1996, the Company, together with MMTV and Tele 59 entered into an agreement to purchase a 66% equity interest in Kanal A (Note 12).

     In the Slovak Republic, the Company has an 80% economic and a 49% voting interest in Slovenska Televizna Spolocnost s.r.o. ('STS') which launched Markiza TV as a national television station on August 31, 1996.

     In Hungary, the Company holds a 97.4% ownership interest in Videovox Studio Limited Liability Company ('Videovox'), a Hungarian dubbing and production company acquired in May 1996.

     The Company owns a 58% non-controlling interest in PULS ('PULS'), a regional television station based in Berlin, Germany. The Company owns a 50% interest (non-voting profit participation) in Franken Funk & Fernsehen GmbH ('FFF'), which owns 74.8% of a regional television station in

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

1. ORGANIZATION AND BUSINESS--(CONTINUED)

Nuremberg, Germany, NMF Neue Medien Franken GmbH and Co., K.G. ('NMF'). The Company has a 49% non-controlling interest, and a 50% economic interest in Sachsen Funk und Fernsehen GmbH, Germany ('SFF') which owns a 33.33% equity interest in Sachsen Fernsehen Betriebs KG, which operates regional television stations in Leipzig and Dresden, Germany. The partners of PULS have retained a financial advisor and are currently in discussions with potential investors in PULS. Such an investor would be expected to acquire a significant equity interest in PULS and assume responsibility for PULS' operations. Such an investment would be anticipated to significantly dilute the Company's equity investment in PULS and to decrease the Company's future funding obligations to PULS. Such investment also could result in a material reduction of the net realizable carrying value of the Company's equity investment in PULS, which was $12,591,000 as of December 31, 1996, and a corresponding charge against the Company's earnings in the period incurred. Regardless of whether a transaction with a strategic investor is consummated, there is no assurance that the Company may not have to take a reduction of all or a portion of the net realizable carrying value of PULS. A reduction of the net realizable carrying value of PULS, or other factors, might cause the Company to reduce all or part of the net realizable carrying value of the Company's investments in FFF and SFF, which were $6,069,000 and $1,561,000, respectively, as of December 31, 1996. As of December 31, 1996 and as of the date of the financial statements, the Company does not consider the value of PULS, FFF and SFF to be impaired, based on discussions with potential investors to date.


     In Poland, the Company together with the Polish media group ITI, formed TVN Sp.z.o.o. ('TVN'). ITI holds 67% of the equity in TVN and the Company holds the remaining 33%. In February 1997, TVN was awarded television broadcast licenses for Northern Poland and the cities of Warsaw and Lodz in Poland. Also in 1996, TVN exercised an option pursuant to which it acquired a 49% interest in Televisja Wisla Sp.z.o.o. ('TV Wisla'), which operates a television station in southern Poland.

     In Ukraine, the Company recently acquired a 50% interest in a group of companies (collectively, the 'Studio 1+1 Group'), which has the right through 2006 to broadcast programming and sell advertising on one of Ukraine's public television stations, UT-2. The Company's investment in the Studio 1+1 Group of $17,029,000, as of December 31, 1996, is classified in development costs in the accompanying financial statements. The Studio 1+1 Group has not had material operations through December 31, 1996.

2. PRO FORMA RESULTS OF ACQUISITIONS

     The unaudited pro forma effects of the Additional Nova TV Purchase, as if this transaction occurred at the beginning of 1995, are as follows:

                           1995        1996
                         --------    --------
Net revenues ($000)....  $98,919     $135,985
Net loss ($000)........  (21,260)     (33,110)
Net loss per share.....    (1.45)       (1.71)

     This pro forma information includes the effects of the amortization of goodwill related to the transaction, as well as interest expense associated with related borrowings. The operations of Videovox were not material in 1995 or 1996.

3. FINANCING OF OPERATING AND CAPITAL NEEDS

     In 1994, the Company raised cash contributions of $73,260,000 from shareholders, primarily from its initial public offering, which raised $76,475,000 from the issue of 5,462,500 shares of Class A Common Stock, less underwriting costs and issue and other related expenses of approximately $7,681,000.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

3. FINANCING OF OPERATING AND CAPITAL NEEDS--(CONTINUED)


     In 1995, the Company raised cash contributions of $92,000,000 from a public offering of common stock, less underwriting costs and issue and other related expenses of approximately $5,426,000, from the issue of 4,000,000 shares of Class A Common Stock.

     In 1996, the Company raised cash contributions of $151,800,000 from a public offering of common stock, less underwriting costs and issue and other related expenses of approximately $8,177,000, from the issue of 5,520,000 shares of Class A Common Stock.

     Proceeds from the above public offerings and other equity raised have been used to fund the Company's activities and to repay certain loans and advances from affiliates. The Company had cash of $78,507,000 and marketable securities of $2,896,000 at December 31, 1996 to enable it to finance its future activities.

  Dividends from Consolidated Subsidiaries and Unconsolidated Affiliates

     The Company conducts all of its operations through subsidiaries. Accordingly, the primary internal source of the Company's cash available for operations will ultimately be dividends and other distributions from its subsidiaries. Each of these subsidiaries was formed under the laws of, and has its operations in, a country other than Bermuda, the jurisdiction of the Company. In addition, each of the operating subsidiaries receives the majority of its revenues in the local currency of the jurisdiction in which it is situated. As a consequence, the Company's ability to obtain dividends or other distributions is subject to, among other things, restrictions on dividends under applicable local laws and foreign currency exchange regulations of the jurisdictions in which its subsidiaries operate.

     The laws under which the Company's currently operating subsidiaries and affiliates are organized provide generally that dividends may be declared by the partners or shareholders out of yearly profits subject to the maintenance of registered capital, required reserves and after the recovery of accumulated losses. In the case of the Company's Dutch and Netherlands Antilles subsidiaries, the Company's voting power is sufficient to compel the making of distributions. The Company's voting power is sufficient to compel Nova TV to make distributions. In the case of PRO TV, distributions may be paid from the profits of PRO TV subject to a reserve of 5% of annual profits until the aggregate reserves equal 20% of PRO TV's registered capital. A majority vote can compel PRO TV to make distributions. In the case of POP TV, the Company's voting power is not sufficient to compel the payment of dividends. There are no legal reserve requirements in Slovenia. In the case of Markiza TV, distributions may be paid from net profits subject to an initial reserve requirement of 10% of net profits until the reserve fund equals 5% of registered capital. Subsequently, the reserve requirement is equal to 5% of net profits until the reserve fund equals 10% of registered capital. The Company's voting power in Markiza TV is not sufficient to compel the distribution of dividends. In the case of PULS, the PULS Partnership Agreement provides that if profits are available for distribution, 66 2/3% of the partnership interest may require that 40% of such profits be placed in reserves until DM16,700,000 ($10,774,000) are reserved. All profits in excess thereof must be distributed. The agreement relating to FFF does not contain restrictions on distributions out of available profits. The laws of countries where the Company is developing operations contain restrictions on the payment of dividends.

  General

     While losses from operating and development activities are expected to continue in 1997, management believes that the Company's liquidity and capital resources at December 31, 1996, including the proceeds of the 1996 Offering, potential corporate and local debt facilities, the financial commitments of local majority and minority shareholders or partners in its various operating entities, are adequate to fund existing operations through 1997. The Company believes that its ability to raise funding through the public and private equity and debt markets will provide funding for the Company's planned expansion in 1997.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1996

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are summarized as follows:

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, and the accounts of Nova TV, PRO TV, POP TV, Videovox, Radio Alfa and 2002 Kft as consolidated entities, and reflect the interests of the minority owners of these companies. The accounts of PULS, FFF, SFF, Markiza TV and TVN, in which the Company has non-controlling ownership interests, are included in the accompanying consolidated financial statements as investments in unconsolidated affiliates under the equity method. The Company's investment in MobilRom is accounted for at the lower of cost or market value. Acquisitions have been accounted for using the purchase method.

  Cash and Cash Equivalents

     Cash and cash equivalents includes unrestricted cash in banks and highly liquid investments with maturities of less than three months when purchased.

  Investments in Marketable Securities

     The Company accounts for Investments in Marketable Securities under Statement of Financial Accounting Standards (SFAS) No.115 'Accounting for Certain Investments in Debt and Equity Securities'. In connection with the adoption of this pronouncement, debt and equity securities held by the Company that may be sold in response to changes in interest rates, prepayments, and other factors have been classified as available-for-sale. Such securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity (on an after tax basis). Gains and losses on the disposition of securities are recognized on the specific identification method in the period in which they occur. There were no significant realized or unrealized gains or losses as of December 31, 1996 and 1995.

  Revenue Recognition

     Revenues primarily result from the sale of advertising time and are recognized in the period in which advertising is aired.

  Barter Transactions

     Revenue from barter transactions (television advertising time provided in exchange for goods and services) is recognized as income when commercials are broadcast, and programming, merchandise or services received are charged to expense or capitalized as appropriate when received or used. Barter revenues of $2,841,000, $3,647,000 and $6,354,000 have been recognized for the years ended December 31, 1994, 1995 and 1996, respectively.

     The Company records barter transactions at the estimated fair market value of the production or services received. In cases where bartered programs can only be obtained through a barter agreement the Company values the barter at the value of the asset given up. In other cases where the Company has elected to enter into barter agreements as an alternate method of payment, strictly for economic reasons, the Company values the barter agreement at the value of the asset received. If merchandise or services are received prior to the broadcast of a commercial, a liability is recorded. Likewise, if a commercial is broadcast first, a receivable is recorded. At December 31, 1995 and 1996, barter

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

receivables were $587,000 and $361,000, and are included in accounts receivable in the accompanying consolidated balance sheets.

  Property, Plant and Equipment

     Property, plant and equipment is carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the related assets (Note 6).

  Assets Held Under Capital Leases

     Assets held under capital leases are accounted for in accordance with SFAS No. 13, 'Accounting for Leases', and recorded in Property, Plant and Equipment.

The related liability is included in obligations under capital lease.

  Program Rights and Production Costs

     Program rights acquired by the Company under license agreements and the related obligations incurred are recorded as assets and liabilities when the license period begins, and the assets are amortized to expense using straight-line and accelerated methods based on the estimated period of usage, ranging from one to five years. Amortization estimates for program rights are reviewed periodically and adjusted prospectively. Program rights costs of $44,896,000 in 1995 and $70,584,000 in 1996 are shown net of amortization of $25,181,000 and $43,643,000 at December 31, 1995 and 1996, respectively.

     Payments made for program rights in which the license period has not begun before year end are classified as prepaid expenses and are $2,688,000 and $2,854,000 at December 31, 1995 and 1996, respectively.

     Production costs for self-produced programs are capitalized, and expensed when first broadcast except where the programming has potential to generate future revenues. When this is the case, production costs are capitalized and amortized on the same basis as programming obtained from third parties.

  Goodwill

     Goodwill represents the Company's excess cost over the fair value of net assets acquired and is being amortized on a straight-line basis over the estimated useful life of the assets. Amounts recognized to date have been amortized over periods ranging from 2 to 8 1/2 years from the original date of acquisition.

     During March 1995, the Financial Accounting Standards Board issued SFAS No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of'. This statement establishes financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. This statement is effective for financial statements for fiscal years beginning after December 15, 1995 and was adopted by the Company in 1996. The effect of the adoption was not material.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  License Acquisition Costs

     License acquisition costs reflect the excess of the Company's investment above the Company's share of net assets received from newly formed, consolidated entities and reflect the amounts paid to secure exclusive rights to the licenses. It is amortized over the lives of the related licenses which range from 5 to 10 years. License acquisition costs are reviewed for impairment whenever events or circumstances provide evidence that suggests that the carrying amount of license acquisition costs may not be recoverable. At December 31, 1995 and 1996, $4,777,000 and $4,777,000, respectively, has been capitalized and $54,000 and $854,000, respectively, has been amortized.

  Broadcast License Costs and Other Intangibles

     The costs of acquiring licenses to broadcast are capitalized and amortized over the life of the related license. As of December 31, 1995 and 1996, $1,804,000 and $1,756,000, respectively, has been capitalized in the accompanying consolidated financial statements related to the Company's 12 year broadcast license in the Czech Republic, and $392,000 and $534,000 has been amortized through December 31, 1995 and 1996, respectively.

     Other intangibles, which include the cost of acquiring software and other intangible assets, are capitalized and amortized over their estimated useful lives. At December 31, 1995 and 1996, $1,568,000 and $2,920,000, respectively, has been capitalized, and $615,000 and $1,045,000, respectively, has been amortized.

  Organization Costs

     The Company has capitalized $1,844,000 and $1,884,000 in costs incurred in connection with the organization and incorporation of consolidated subsidiaries at December 31, 1995 and 1996, respectively, which will be amortized over four years. Amortization of $507,000 and $950,000 has been provided through December 31, 1995 and 1996, respectively.

  Development Costs

     In the course of its activities the Company incurs external costs in connection with the development of new license opportunities for the Company. These costs are capitalized and shown as an asset on the balance sheet where separately identifiable. It is the Company's policy to account for these assets at the lower of cost or estimated realizable value. As part of an ongoing review of the valuation of such assets, management assesses their carrying value. If this review indicates that the assets will not be recoverable through potential future operations, the carrying values of these assets are reduced to their estimated recoverable value by the recording of an allowance. As of December 31, 1995 and 1996, the Company had incurred capitalizable costs of $14,500,000 and $20,101,000, respectively, which have been reduced by an allowance of $4,373,000 and $996,000, respectively. As a result of its review, management has determined that such assets are fairly stated at December 31, 1995 and 1996.

  Fair Value of Financial Instruments

     Effective December 31, 1995, the Company accounts for the Fair Value of Financial Instruments under SFAS No. 107, 'Disclosures about Fair Value of Financial Instruments'. To meet the reporting requirements of SFAS No. 107, the Company calculates the fair value of financial instruments and includes this additional information in the notes to financial statements when the fair value is different from book value of those financial instruments. When the fair value is equal to the book value, no additional disclosure is made. The Company uses quoted market prices whenever available to calculate

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

these fair values. When quoted market prices are not available, the Company uses standard pricing models for various types of financial instruments which take into account the present value of estimated future cash flows. At December 31, 1995 and 1996, the carrying value of all financial instruments (primarily loans payable and receivable) approximated fair value.

  Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, 'Accounting for Income Taxes.' This statement requires a liability approach for measuring deferred taxes based on temporary differences between the financial statement and income tax bases of assets and liabilities existing at each balance sheet date using enacted rates for the years in which the taxes are expected to be paid or recovered.

     Deferred income taxes are provided on temporary differences between financial statement and taxable income. The primary sources of these differences are depreciation, amortization and capital lease payments.

  Foreign Currency Translation

     The Company has applied the provisions of SFAS No. 52 'Foreign Currency Translation' in translating the financial statements of its entities from German marks ('DM'), Czech korunas ('Kc'), Romanian lei ('ROL'), Slovenian tolars ('SIT'), Slovak korunas ('Sk'), Hungarian forints ('HUF'), Polish Zloty ('Zl') and Ukrainian Hryvna ('Hrn') to U.S. dollars. Transactions denominated in foreign currencies are recorded at the exchange rate in effect at the date of the transaction.

     The financial statements of Nova TV, POP TV, Markiza TV, Videovox, Radio Alfa, 2002 Kft, TVN and certain Studio 1+1 Group entities, which operate in economies that are considered non-highly inflationary, are measured using the local currency as the functional currency. Income and expense items are translated at average monthly rates of exchange. Gains and losses from currency translations of these affiliates are included in net earnings. Assets and liabilities of these affiliates are translated at the rates of exchange at the balance sheet date. The resultant translation adjustments are included as cumulative currency translation adjustment as a component of shareholders' equity.


     PRO TV and certain Studio 1+1 Group entities operate in economies qualifying as highly inflationary. Accordingly, non-monetary assets and liabilities are translated at historical exchange rates and monetary assets and liabilities are translated at current exchange rates. Translation adjustments are included in the determination of income.

     Year end exchange rates and average exchange rates for the respective periods are as follows:

                                                  BALANCE SHEET                INCOME STATEMENT
                                           ---------------------------   -----------------------------
                                                AS OF                       YEAR ENDED
                                            DECEMBER 31,                   DECEMBER 31,
                                           ---------------               ----------------
                                            1995     1996     MOVEMENT    1995      1996      MOVEMENT
                                           ------   ------    --------   ------    ------     --------
Czech koruna equivalent of $1.00........    26.60    27.33       2.7%     26.57     27.21        2.4%
German mark equivalent of $1.00.........     1.43     1.55       8.4%      1.44      1.50        4.2%
Hungarian forint equivalent of $1.00....      n/a      162       n/a        n/a       151        n/a
Polish zloty equivalent of $1.00........      n/a     2.88       n/a        n/a      2.70        n/a
Romanian lei equivalent of $1.00........    2,578    4,035      56.5%     2,402(1)  3,204       33.4%
Slovak koruna equivalent of $1.00.......      n/a    31.90       n/a        n/a     31.14        n/a
Slovenian tolar equivalent of $1.00.....   125.99   141.48      12.3%    125.99(2) 136.45        8.3%
Ukrainian hryvna equivalent of $1.00....      n/a     1.89       n/a        n/a      1.83(3)     n/a

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

------------------
(1) Average exchange rate from December 1, 1995 through December 31, 1995 only.

(2) Average exchange rate from December 15, 1995 through December 31, 1995 only.

(3) Hryvna became the currency of Ukraine in September 1996.

     In the accompanying notes, $ equivalents of Kc, ROL, SIT, Sk, HUF, DM, Zl and Hrn amounts have been included in brackets at December 31, 1995 or 1996 rates, as applicable, for illustrative purposes only. Future amounts are shown at December 31, 1996 exchange rates.

  Stock-Based Compensation

     During October 1995, the Financial Accounting Standards Board issued SFAS

No. 123, 'Accounting for Stock-Based Compensation'. This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages entities to adopt a fair value based method of accounting for stock compensation plans. However, SFAS No. 123 also permits the Company to continue to measure compensation costs under pre-existing accounting pronouncements. If the fair value based method of accounting is not adopted, SFAS No. 123 requires pro forma disclosures of net income (loss) and net income (loss) per common share in the notes to the financial statements. The Company has elected to provide the necessary pro forma disclosures beginning in 1996 (Note 11).

  Net Loss Per Share

     Net loss per share was computed by dividing the Company's net loss by the weighted average number of Common Shares (both Class A and Class B) and common share equivalents outstanding during the years ended December 31, 1995 and 1996. The impact of outstanding options and warrants has not been included in the computation of net loss per share, as the effect of their inclusion would be anti-dilutive.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

  Recently Issued Accounting Standards

     In March 1997, the Financial Accounting Standards board issued SFAS No. 128, 'Earnings Per Share'. This statement establishes standards for computing and presenting earnings per share ('EPS'), replacing the presentation of currently required primary EPS with a presentation of Basic EPS. For entities with complex capital structures, the statement requires the dual presentation of both Basic EPS and Diluted EPS on the face of the statement of operations. Under this new standard, Basic EPS is computed based on weighted average shares outstanding and excludes any potential dilution. Diluted EPS reflects potential dilution from the exercise or conversion of securities into common stock or from other contracts to issue common stock and is similar to the currently required fully diluted EPS. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods, and earlier application is not permitted. When adopted, the Company will be required to restate its EPS data for all prior periods presented. The Company does not expect the impact of the adoption of this statement to be material to previously reported EPS amounts.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1995 AND 1996

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Reclassifications

     Certain reclassifications were made to prior period amounts to conform to current period classifications.

5. RESTRICTED CASH

     Restricted cash at December 31, 1995 and 1996 is $4,216,000 and $2,749,000, respectively. Restricted cash at December 31, 1995 consists of (1) $1,600,000 of cash restricted in connection with a DM2,000,000 letter of credit issued on behalf of FFF ('FFF Letter of Credit') in relation to leasing commitments in that entity, (2) $2,000,000 restricted in connection with an extended offer to purchase an entity in Hungary and (3) $616,000 pledged on behalf of a loan obtained by an affiliated entity in Romania. Restricted cash at December 31, 1996 consists of (1) $1,600,000 of cash restricted in connection with the FFF Letter of Credit and (2) $1,149,000 held by the Romanian customs authority for imports into Romania.

6. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                             DECEMBER 31,
                                                USEFUL    ------------------
                                                LIVES      1995       1996
                                                ------    -------    -------
                                                YEARS      $000       $000
Land and buildings held under capital
  leases.....................................      25      17,899     19,803
Leasehold improvements.......................    4-15       3,873      3,894
Station machinery, fixtures and equipment....     4-8      37,893     52,605
Other equipment..............................     4-8          --      3,754
Construction in progress.....................      --       2,315      1,243
                                                          -------    -------
                                                           61,980     81,299
Less--Accumulated depreciation...............             (10,281)   (22,317)
                                                          -------    -------
                                                           51,699     58,982
                                                          -------    -------
                                                          -------    -------

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

                           DECEMBER 31, 1995 AND 1996

7. OTHER ASSETS

     Other assets consist of the following:

                                                 DECEMBER 31,
                                                --------------
                                                1995     1996
                                                -----    -----
                                                $000     $000
Current:
  Satellite transponder......................      --      850
                                                -----    -----
                                                -----    -----
Long-term:
  Advances for technical equipment...........   2,591    3,970
  Satellite transponder......................     850       --
  Other......................................     337      523
                                                -----    -----
                                                3,778    4,493
                                                -----    -----
                                                -----    -----

     In June 1995 the Company, through CME Programming Services Inc., obtained leasehold rights for a 12 year period to a 33 Mhz transponder on the Eutelsat HB3 Satellite which the Company anticipates will be launched in the fourth quarter of 1997. The Company paid a deposit of $850,000 toward future transponder lease obligations. The annual charge for the lease is approximately $4.4 million, beginning after the launch of the satellite and lease obligations are guaranteed by CME.

8. INCOME AND CAPITAL TAXES PAYABLE

     (a) Provision for income taxes relates primarily to the profits of Nova TV.

                                                      DECEMBER 31,
                                                -------------------------
                                                1994      1995      1996
                                                -----    ------    ------
                                                $000      $000      $000
Current income taxes.........................   2,428    15,473    16,826
Deferred income taxes........................     903       867      (421)
                                                -----    ------    ------
                                                3,331    16,340    16,405
                                                -----    ------    ------

                                                -----    ------    ------

     Income taxes are provided on Nova TV profits, which cannot be offset against losses incurred in PRO TV, POP TV, Videovox, PULS, FFF, SFF, TVN and Markiza TV or against corporate costs incurred in other jurisdictions. The effective income tax rate in the Czech Republic is 42%, 41% and 39% for the years ended December 31, 1994, 1995 and 1996, respectively. Nova TV's net operating losses brought forward from 1993 were fully utilized to offset profits in 1994. These factors represent the difference between the Company's income tax charge and the federal rate of income tax applied to the Company's loss before tax.

     At the present time no income, profit, capital or capital gain taxes are levied in Bermuda and, accordingly, no provision for such taxes has been recorded by the Company. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

8. INCOME AND CAPITAL TAXES PAYABLE--(CONTINUED)

     Deferred income tax assets relate to the following timing differences:

                                                 DECEMBER 31,
                                                ---------------
                                                1995      1996
                                                -----    ------
                                                $000      $000
Provisions against receivables...............     891     1,045
Accelerated amortization of programming
  licenses...................................     529       856
Other........................................      30        12
                                                -----    ------
                                                1,450     1,913
Valuation allowance on deferred tax asset....    (891)   (1,045)
                                                -----    ------
                                                  559       868
                                                -----    ------
                                                -----    ------

     A full valuation allowance is provided for provisions against receivables in 1995 and 1996 due to the delay in obtaining a tax deduction for such amounts in the Czech Republic.

     Deferred income tax liabilities relate to the following timing differences:

                                                 DECEMBER 31,
                                                ---------------
                                                1995      1996
                                                -----    ------
                                                $000      $000
Depreciation and amortization................   1,503     1,491
Lease payments...............................     595       382
Other........................................     219       269
                                                -----    ------
                                                2,317     2,142
                                                -----    ------
                                                -----    ------

     Net operating losses incurred in 1995 and 1996 in Germany, Romania, Slovenia, Slovakia, Poland and Hungary are available for offset against taxable income in those countries in the future. Net operating losses experienced in these jurisdictions in certain years may not be fully available for offset against taxable income in the future in those countries.

     A valuation allowance has been provided for all net operating loss carryforwards as it is more likely than not, for a variety of reasons, including the uncertainties in the tax regimes, that they may not be utilized.

     (b) Capital Registration Tax

     Capital registration tax is payable on the contribution of capital to certain subsidiaries of CME. It has been included within corporate expenses for 1995 and 1996, as it is not dependent upon the level of income, in the amount of $1,375,000 and $809,000, respectively.

9. SHAREHOLDER LOAN

     On September 9, 1994, the Company borrowed $6,500,000 from Ronald S. Lauder (the 'Principal Shareholder Loan'), who is also a director of the Company. The Principal Shareholder Loan was evidenced by an unsecured Term Promissory Note due September 30, 1996, bearing interest at a rate of 10% per annum. In addition, Mr. Lauder received warrants to purchase 250,000 shares of Class A Common Stock at an exercise price of $16.10 per share. These warrants are exercisable for five years, commencing one year after their date of issue.

     Concurrent to the equity offering of 4,000,000 shares of Class A Common Stock on November 9, 1995 (the '1995 Offering'), Mr. Lauder purchased 297,346 shares of Class A Common Stock at the

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

9. SHAREHOLDER LOAN--(CONTINUED)

price to the public in the 1995 Offering, less underwriting discounts and commissions, in exchange for the Principal Shareholder Loan of $6,500,000.

     Between October 2 and October 21, 1996 the Company borrowed up to $14,000,000 from Mr. Lauder (the 'Lauder Loan'). The Lauder Loan was evidenced by an unsecured Term Promissory Note due the earlier of (1) a public offering or
(2) October 1, 1998, bearing interest at a rate of LIBOR plus 2%. This loan was repaid on November 14, 1996. In addition, Mr. Lauder received warrants to purchase 70,000 shares of Class A Common Stock at an exercise price of $30.25 per share. The warrants are exercisable for four years commencing one year after their date of issue.

10. LOAN AND OVERDRAFT OBLIGATIONS

Group loan obligations and overdraft facilities consist of the following:

                                                          DECEMBER 31,
                                                        ----------------
                                                         1995      1996
                                                        ------    ------
                                                         $000      $000
  CME B.V.
Ceska Sporitelna Loan........................   (a)         --    16,464
Tele 59 Loan.................................   (b)         --       903
  Nova TV
Long-term investment loan....................   (c)      8,877     6,586
Line of credit loan..........................   (d)         --        --
  PRO TV
Operating bank loan..........................   (e)        250        --
Operating bank loan..........................   (e)        300        --
Line of credit...............................   (f)         --     1,709
Long term loan...............................   (g)         --     2,758
Overdraft facilities.........................   (h)         --       969
  POP TV
Unsecured short-term loans...................   (i)         --       205
                                                        ------    ------
                                                         9,427    29,594
Less current maturities......................           (2,661)   (7,106)
                                                        ------    ------
                                                         6,766    22,488
                                                        ------    ------
                                                        ------    ------


  CME B.V.

(a) On August 1, 1996, the Company entered into the Additional Nova TV Purchase for the purchase of CS's 22% economic interest and virtually all of CS's voting rights in Nova TV for a purchase price of Kc 1 billion ($36,590,000). The Company has also entered into a loan agreement with CS to finance 85% of the purchase price. The remainder of the purchase price of Kc150,000,000 ($5,488,000) was paid by the Company on November 15, 1996. The CS loan was drawn in August 1996 and will be drawn in April 1997 in the amounts of Kc450,000,000 ($16,464,000) and Kc400,000,000 ($14,636,000), respectively, to fund purchase payments due at those times, and the loan bears an interest rate of 12.9% annually. Quarterly repayments on the loan are required in the amount of Kc22,500,000 ($823,000) during the period from November 1997 through November 1998, Kc42,500,000 ($1,555,000) during the period from February 1999 through August 2002, and Kc20,000,000 ($732,000) during the period from November 2002 through November 2003.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

10. LOAN AND OVERDRAFT OBLIGATIONS--(CONTINUED)

(b) The Company entered into a loan agreement on November 21, 1996 with Tele 59 to finance a loan to Tele 59 from SKB banka d.d (SKB). The principal amount of this loan is DM1,400,000 ($903,000). Under this agreement, the Company will reimburse Tele 59 for payments made to SKB and Tele 59 is required to repay the loan from the Company with any income received. The loan bears interest at 7.8% per annum.

  Nova TV

(c) The long-term investment loan was obtained from CS bank, an investor in Nova TV, to be used for the purchase of equipment. The loan originally had a maximum facility of Kc300,000,000 ($10,977,000) which was fully utilized at December 31, 1994. Principal payments of Kc60,000,000 ($2,195,000) are due on this loan each year and were paid accordingly in 1995 and 1996. The loan bears interest at 2.5% above the bank's prime rate (prime rate currently 12.5%). The long-term investment loan is secured by the Nova TV's equipment, vehicles and 50% of its receivables.

(d) The line of credit loan, also obtained from CS bank, has a maximum facility of Kc250 million ($9,147,000) bearing interest of PRIBOR plus 0.5%. This facility was unutilized at December 31, 1995 and 1996. The line of credit is secured by the remaining 50% of receivables.

  PRO TV

(e) In exchange for certain assets, PRO TV assumed two loans from an affiliated entity, payable to Tiriac Bank, which is partially owned by a PRO TV investor. These loans were repaid in 1996.

(f) The line of credit, obtained from Tiriac Bank, provides a maximum facility of $2,000,000 bearing interest at 6 month LIBOR plus 5%. This line of credit is substantially repayable by July 31, 1997 and is secured by assets with a book value of $2,575,000

(g) The long-term loan, also obtained from Tiriac Bank, has a maximum facility of $4,000,000, bearing interest at 6 month LIBOR plus 5%. This loan is payable in monthly installments of $83,500 beginning July 31, 1997 through June 30, 2001, the final installment being $75,500. The loan is secured by assets representing $3,357,000 and 70% of the assets purchased with the loan up to a value of $2,800,000.

(h) Overdraft facilities are either secured by cash balances in lei or are unsecured and are due within 1997.

  POP TV

(i) The unsecured short-term loans consist of three separate facilities which bear interest of Consumer Price Index plus 12%, three months' arithmetical average of Slovene retail price increase ('TOM') plus 21%, and TOM plus 18%.

At December 31, 1996, maturities of debt are as follows:

           TOTAL
            $000
           ------
1997....    7,106
1998....    6,607
1999....    9,416
2000....    6,465
           ------
           29,594
           ------
           ------

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

11. STOCK OPTION PLAN

     The Company adopted the 1994 Stock Option Plan in 1994 and the 1995 Stock Option Plan in August 1995. Under the 1994 Stock Option Plan, the Compensation

Committee is authorized to grant options for up to 900,000 shares of the Company's Class A Common Stock. Under the 1995 Stock Option Plan the Compensation Committee is authorized to grant options for up to 1,200,000 shares of the Company's Class A Common Stock. The Stock Option Plans allow grants to consultants and non-affiliated directors. The maximum term of the options granted under the Stock Option Plans is ten years. Options granted may be either incentive stock options under the Internal Revenue Code of 1986, as amended (the 'Code'), or non-qualified stock options. Under the Stock Option Plans, non-affiliated directors are automatically granted each year options to purchase 10,000 shares of Class A Common Stock. The Compensation Committee has granted substantially all options to purchase the 900,000 shares of Class A Common Stock created by the 1994 Stock Option Plan and 851,620 shares of Class A Common Stock under the 1995 Stock Option Plan. The 1995 Stock Option Plan includes options to purchase 117,000 shares of Class A Common Stock granted to the President and Chief Executive Officer of the Company and 23,900 shares of Class A Common Stock granted to the Vice President-Finance and Chief Financial Officer.

     Under both plans the option exercise price equals the stock's market price on date of grant. The 1994 plan options vest after two years and expire after ten years. The 1995 plan was revised in February 1997 so that options granted under this plan will vest after two years and will expire after ten years. This change will be applied retrospectively and the following tables have been prepared under the revised 1995 plan.

     A summary of the status of the Company's two stock option plans at December 31, 1995 and 1996 and changes during the years is presented in the table and narrative below:

                                   1995                                         1996
                 -----------------------------------------    -----------------------------------------
                               WTD. AVG.                                    WTD. AVG.
                                EXERCISE         OPTION                      EXERCISE         OPTION
                  SHARES         PRICE          PRICE $        SHARES         PRICE          PRICE $
                 ---------    ------------    ------------    ---------    ------------    ------------
Outstanding at
  start of
  year........     354,500         6.10        0.20-14.00     1,049,600        13.81        0.20-20.00
Granted.......     756,600        16.44       14.00-20.00       636,800        21.51       20.75-21.75
Exercised.....     (55,000)        0.20              0.20      (139,644)        8.78        0.20-14.63
Forfeited.....      (6,500)       14.63             14.63       (12,653)       20.00             20.00
                 ---------                                    ---------
Outstanding at
  end of
  year........   1,049,600        13.81        0.20-20.00     1,534,103        17.41        0.20-21.75
                 ---------                                    ---------
                 ---------                                    ---------

     At December 31, 1995 and 1996, 122,250 and 528,356 shares were exercisable, respectively.


     One of the Company's directors was awarded 25,000 options on August 3, 1995 which were granted outside of both the 1994 Amended and Restated Option Plan and the 1995 Stock Option Plan. Half of his shares vested six months after issue and the remainder after one year.

     The Company accounts for these plans under APB No. 25, under which no compensation cost is recognized for stock options granted to employees with an exercise price at or above the prevailing market price on the date of the grant. Had compensation cost for these plans been determined

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

11. STOCK OPTION PLAN--(CONTINUED)

consistent with the fair value approach required by SFAS No. 123, the Company's net loss and net loss per common share would increase to the following pro forma amounts:

                                                YEAR ENDED DECEMBER
                                                        31,
                                                --------------------
                                                  1995        1996
                                                --------    --------
Net Loss ($000).................  As Reported    (18,736)    (30,003)
                                    Pro Forma    (20,197)    (34,468)
Net Loss Per Common Share ($)...  As Reported      (1.28)      (1.55)
                                    Pro Forma      (1.38)      (1.78)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made January 1, 1995, August 3, 1995, August 10, 1995, August 14, 1995, October 17, 1995, December 15, 1995, January 2, 1996 and August 1, 1996
respectively: risk-free interest rates of 7.84%, 6.21%, 6.23%, 6.28%, 5.76%, 5.53%, 5.30% and 6.36%; expected dividend yields of 0% for each grant; expected lives of 4 years for all grants; expected stock price volatility of 47.6% for all grants.

     The effects of applying SFAS No. 123 in this pro forma disclosure may not be indicative of future amounts because SFAS No. 123 does not apply to stock options granted prior to January 1, 1995 and additional stock option grants are anticipated in future years.

12. COMMITMENTS AND CONTINGENCIES


  Litigation

     In July 1996, the Company, together with MMTV and Tele 59, entered into an agreement to purchase 66% of the shares of Kanal A, a private televison station in Slovenia ('the Kanal A Agreement') for $3,000,000. Scandinavian Broadcast Systems, S.A. ('SBS'), which purportedly has certain rights to the equity of Kanal A pursuant to various agreements, has challenged the validity of the Kanal A Agreement in a United Kingdom court. Both the Company and SBS have been granted injunctions by the United Kingdom courts preventing SBS, in the case of the Company, and the Company, in the case of SBS, from taking certain actions either to enforce such entity's claim to equity in Kanal A or to block the claim of the other entity to equity in Kanal A. The Company has instituted action in a Slovenian court requesting that courts in Slovenia resolve these claims. Payments made by the Company under these agreements totaled $1,000,000 and are classified in developments costs at December 31, 1996. Management believes these amounts will be collected, refunded or will result in an equity interest in Kanal A.

     The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. The Company is not presently a party to any such litigation which management reasonably expect could have a material adverse effect on its business or operations.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

12. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

  Ownership and Financial Commitments--Existing Entities

     The Company's ownership interests and financial commitments regarding existing entities are as follows:

  Nova TV

     Current financing requirements are being met by cash generated from the business. The Company does not anticipate that it will need to provide further financing.

  PRO TV

     At December 31, 1996, the Company had contributed approximately $20,214,000 of which $2,750,000 is a short term loan. The Company is obligated to pay an additional $536,000 to bring the paid in capital of PRO TV to $20,000,000. Additional funding may be provided to PRO TV, on a temporary basis, until such time as local debt financing can be obtained. Subsequent to December 31, 1996, the Company has funded $4,050,000 to PRO TV.

     The Company is entitled to 77.5% of the total profits of PRO TV, although the Company's partners hold options which, if exercised, would reduce the Company's stake of PRO TV's profits to not less than 66.0%. In addition, the Company is entitled to a one-time preferred dividend of approximately $468,000 from PRO TV related to certain reorganization costs of an affiliated entity. The Company would be entitled to receive a preferred dividend equal to any additional future re-organizational costs paid for by the Company. PRO TV is required to contribute 5% of net profits to a reserve fund until equal to at least 20% of share capital.

  UniMedia

     At December 31, 1996, the Company had contributed $3,600,000 for a 10.0% stake in MobilRom, a company which was awarded one of the mobile telecommunication licenses in Romania. The Company's investment in MobilRom is held by UniMedia which is owned 95.0% by the Company and 5.0% by Adrian Sarbu. UniMedia is obligated to contribute a further $8,400,000 to MobilRom by June 1997, bringing UniMedia's total contribution to $12,000,000, representing 10% of the equity capital of MobilRom.

  POP TV

     At December 31, 1996, the Company had funded approximately $28,196,000 to POP TV, MMTV and Tele 59, which consists of $9,600,000 as equity, $17,346,000 as a loan to POP TV and interest accrued on this loan of $1,250,000 at December 31, 1996. Further funding of the operations and capital needed for POP TV is expected to be obtained from local debt financing, cash generated from the business and additional funding by the Company. Additionally, local debt financing may be used to partly repay the loan from the Company. Subsequent to December 31, 1996, the Company has loaned an additional $1,500,000 to POP TV.

  PULS

     At December 31, 1996, the Company had contributed DM77,661,000 ($50,104,000). Management estimates that DM11,000,000 ($7,097,000) in funding will be required for the first half of 1997 of which DM2,500,000 ($1,613,000) was funded since December 31, 1996. The Company's obligation to provide funding to PULS will be based on its decisions to participate in future capital calls. Funding beyond the percentage of ownership increases the Company's percentage of ownership and accordingly the Company's share of profits or losses.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

12. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

  FFF

     At December 31, 1996, the Company had contributed DM20,000,000 ($12,903,000). Management estimates additional funding for operating and capital needs in 1997 will be DM2,000,000 ($1,290,000). The Company has resolved to fund these operations in 1997, of which DM860,000 ($555,000) has already been funded during the first quarter of 1997. The Company's obligation to provide funding to FFF will be based on its decisions to participate in future capital calls or loans.

     A partner in FFF is entitled to a one-time preferred distribution of DM1,900,000 ($1,226,000) out of cumulative profits of FFF when the company has achieved net positive retained earnings.

  SFF

     At December 31, 1996, the Company had contributed DM4,350,000 ($2,806,000). Management estimates additional funding for operating and capital needs in 1997 will be DM3,000,000 ($1,935,000). The Company has resolved to fund these operations for 1997 of which DM2,500,000 ($1,613,000) was funded in the first quarter of 1997.

  Radio Alfa

     At December 31, 1996, the Company had agreed to contribute Kc107,000,000 ($3,915,000) to Radio Alfa in the form of loans, a portion of which may be converted into a 21.7% equity interest in Radio Alfa subject to the approval of the Czech Radio and Television Council. At December 31, 1996, Kc101,400,000 ($3,710,000) had been contributed. In the first quarter of 1997 the remaining Kc5,600,000 ($205,000) was contributed. Further funding for operations and capital is expected to be obtained from cash generated from the business and additional funding provided by the Company.

  Markiza TV

     At December 31, 1996, the Company had contributed $38,323,000 to Markiza TV. The Company is not required to provide any additional funding. It is anticipated that any further funding for the project will be obtained from local debt and cash generated from the business. The total funding of $38,323,000 was contributed as $9,000,000 in loans and $29,323,000 in equity.

  Poland

     In Poland, the Company has entered into an alliance with the Polish media group ITI, forming TVN Sp. z.o.o. ('TVN') which in May 1995 applied for broadcast licenses in Poland. At December 31, 1996 the licenses had not been formally awarded to TVN (See Subsequent Events Note 16). ITI holds 67.0% of the equity in TVN and the Company holds the remaining 33.0%. During 1996, TVN exercised an option to acquire a 49.0% interest in Telewizja Wisla Sp. z.o.o. ('TV Wisla'), which operates a television station in southern Poland. At December 31, 1995 the Company had contributed $1,650,000 to TVN. During 1995 and 1996, the Company contributed an aggregate of $7,705,000 in equity to an affiliated company of TVN. The Company is obligated to contribute an additional $645,000 to this affiliate. At December 31, 1995, the Company's investment in Poland was classified as development costs. These amounts are classified as investments in Unconsolidated Affiliates at December 31, 1996.

     The final funding requirements for the Polish project have not been agreed with ITI but it is management's intention that the Company will fund the project to approximately $40,000,000, with the remainder of the project funding to be provided by local bank debt. At December 31, 1996, the Company had contributed $11,500,000 to the Polish operations. Since December 31, 1996, the Company has advanced an additional $1,555,000.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

12. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

  Ukraine

     In September 1996 the Company entered into an agreement to acquire a 50% equity interest in the Studio 1+1 Group. At December 31, 1996 the Company has contributed $17,029,000 to acquire this equity interest. In the first quarter of 1997 the Company contributed $2,000,000 as a loan. It is anticipated that the project will require further funding of up to $3,000,000 in 1997 which will be made through loans. The remainder of the funding required for the Studio 1+1 Group is anticipated to be raised through its operations.

     The Studio 1+1 Group has the right, pursuant to a ten-year television broadcast license held by a Ukrainian-based member of the Studio 1+1 Group, to broadcast programming and sell advertising on UT-2. Competitors and others opposed to the award of the license have indicated a possibility of legal or administrative actions to challenge the license. However, the Company believes that the grant of the license would be upheld. There can be no assurance, however, as to the outcome of such proceedings, if initiated.

  Videovox

     Management anticipate that any future funding requirements for Videovox will be met by cash generated from the business.

  Licenses

     The Company has no reason to believe that the licenses for stations will not be renewed. However, no statutory or regulatory presumption exists for the current license holder, and there can be no assurance that licenses will be renewed upon expiration of their initial terms. The failure of any such licenses to be renewed may adversely affect the results of the Company's operations.

  Ownership and Financial Commitments--Future Expansion

     The Company's ownership interest and financial commitments regarding entities to be considered for future expansion are as follows:

  Hungary


     The Company owns 95.0% of the equity of 2002 Kft., which was awarded a local microwave (MMDS) license in Budapest. The Company's business plan contemplates commencing broadcast operations in Hungary in 1997. 2002 Kft. has signed program contracts or deal memos which call for future payments of approximately $8,900,000 in future periods. At December 31, 1996, approximately $420,000 of program payments had been made. If the Company's Hungarian license bid is unsuccessful, management believes that the program library from these contracts or deal memos will be realised in Hungary through various possible business arrangements or existing program contracts and deal memos may be re-negotiated.

  Other potential commitments

     The Company is pursuing additional broadcast development opportunities in other areas. In some of these countries and regions, the Company has entered into preliminary understandings with local strategic and financial partners to seek television broadcast licenses from the local government authorities.

  Currency exchange rate fluctuation

     The Company generates most of its revenues in German marks ('DM'), Czech korunas ('Kc'), Slovenian tolars ('SIT'), Romanian lei ('ROL'), Slovak korunas ('Sk') Polish zloty ('Zl'), Ukrainian hryvna ('Hrn') and Hungarian forints ('HUF') and incurs expenses in those currencies, as well as in

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

12. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

British pounds and U.S. dollars. In addition, certain expenses, primarily for programming, are incurred in U.S. dollars, and certain of the Company's capital and operating commitments are in foreign currencies. Fluctuations in the value of foreign currencies may cause U.S. dollar translated amounts to change in comparison with previous periods. The Company has not hedged against fluctuations in foreign currency rates. Due to the number of currencies involved, the constantly changing currency exposures and the fact that all foreign currencies do not fluctuate in the same manner against the U.S. dollar, the Company cannot anticipate the effect of exchange rate fluctuations on its financial condition.

  Pension and other post-retirement benefits

     The Company has no obligation to provide pension and other post-retirement benefits.

  Station Programming Rights Agreements

     The Company had programming rights commitments for $13,179,000 and

$43,876,000 in respect of future programming which includes contracts signed with license periods starting after December 31, 1995 and 1996, respectively.

  Lease Commitments

     In 1994 Nova TV purchased part of the buildings it currently occupies and uses for its Prague television headquarters through a capital lease transaction with a bargain purchase option with an affiliated entity from which it had previously rented the property under the terms of an operating lease. In accordance with the decision to purchase the property, the Company will continue to make quarterly fixed and variable payments until the loan obligation on the property has been repaid at which point title of the property will be transferred to Nova TV. In accordance with the lease agreement, Nova TV must also pay certain taxes, expenses and other amounts.

     During November and December 1995, POP TV entered into 10 capital leases on vehicles for employees accounted for as capital leases.

     Minimum future obligations under capital leases, including interest, are expected to be as follows:

PAYMENTS DUE                                $000
----------------------------------------   -------
1997....................................     4,030
1998....................................     4,023
1999....................................     3,940
                                           -------
                                            11,993
Less: Amounts representing interest.....    (3,079)
                                           -------
Total...................................     8,914
Less current maturities.................    (1,794)
                                           -------
                                             7,120
                                           -------
                                           -------

     For the fiscal years ended December 31, 1994, 1995 and 1996, the Company paid aggregate rent on all facilities of $2,430,000, $340,000 and $1,776,000, respectively. Future minimum lease payments at December 31, 1996 for noncancelable operating leases with remaining terms in excess of one year aggregate $3,564,000, and are payable as follows: 1997--$1,129,000; 1998--$700,000; 1999-- $486,000; 2000--$414,000; 2001--$192,000; 2002 and
thereafter in the aggregate--$643,000.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

                           DECEMBER 31, 1995 AND 1996

13. RELATED PARTY TRANSACTIONS

  Contributed Services

     Affiliates controlled by certain shareholders of the Company provide various administrative services for the Company and its predecessors. Amounts charged for the years ended December 31, 1994, 1995 and 1996, were $733,000, $357,000 and $88,000, respectively, and are included in corporate operating costs and expenses.

  Amounts due from Unconsolidated Affiliates

     During 1996, the Company made payments for programming, goods and services and incurred costs on behalf of unconsolidated affiliates which totaled $1,066,000 and are classified as amounts due from unconsolidated affiliates in the accompanying consolidated balance sheets. These amounts are due from TVN, Markiza TV, and PULS, and certain of the amounts will be applied toward future capital contributions to these entities.

  Advances to Affiliates

     The Company has ongoing business relations with television and radio service providers owned by the other equity holders in the various broadcast operations, some of which are the only service providers in their respective field; affiliation agreements, whereby funds are advanced to license holders for expenses to be incurred on behalf of the Company and repaid from advertising sales from regional windows, and has agreed to provide funding as part of the original purchase agreement to license holding companies, as well as to pay related party companies for services rendered by the General Directors. Under affiliate agreements at December 31, 1995, the Company and POP TV had advances to affiliates of $543,000 and $66,000, respectively. At December 31, 1996, PRO TV and POP TV had advances to affiliates under affiliation agreements which total $735,000 and $354,000, respectively.

     At December 31, 1995 and 1996, PRO TV had $297,000, and $692,000
respectively, of advances to affiliates for future services to be provided. At December 31, 1996, PRO TV and POP TV had advances to affiliates related to financing arrangements to license holders which totaled $1,399,000 and $903,000, respectively. These amounts are to be repaid to the Company from the license holding companies.

  Loans to Affiliates

     Upon the initial contribution to the broadcast operations, the Company has, at times, financed the other equity holders' capital contributions into the broadcast operations, entered into certain business arrangements which are beneficial to the broadcast operation, and provided funding to the broadcast operations through loans. During 1995, the Company had contributed $2,000,000 in share capital to PRO TV on behalf of Adrian Sarbu, which was outstanding at December 31, 1995 and 1996.


     Also during 1995, the Company made a $1,302,000 loan to InterMedia in order to finance InterMedia's purchase of a majority equity interest in a construction company owning PRO TV's television broadcast station which was outstanding at December 31, 1995 and 1996. During 1996, the Company entered into an agreement to lend the General Director of Nova TV funds totaling $5,200,000 to finance his purchase of interests in CET 21 in order to increase his ownership in CET 21 to 60.0% (Note 16). During 1996, the Company provided a series of loans to Markiza TV as part of the funding to the project. At December 31, 1996, $9,224,000 in loans were due from Markiza TV. The loans bear an interest of 6% per annum and are due in 2001.

     In 1995, the Company had a loan to Radio Alfa of Kc79,000,000 ($2,970,000). In 1996, such loans eliminate in consolidation.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

  Advances from Affiliates

     From time-to-time, the Company has received financing from its majority shareholder, Ronald S. Lauder, and services from related party affiliates and has incurred charges under affiliation agreements and employment agreements. In addition, during the initial start up of a particular station, the Company may owe amounts to the other shareholders in connection to various purchase agreements.

     Prior to 1995, $7,216,000 was advanced by R.S. Lauder, Gaspar & Co., LP to fund the acquisition of the Nuremberg Station, certain development expenses of PULS and corporate overhead. The total amount of this advance was repaid prior to December 31, 1995. These amounts were non-interest bearing.

     Amounts outstanding at December 31, 1995 and 1996 related to affiliates who provide various administrative services for the Company were $271,000 and $22,500, respectively, and are included in advances from affiliates in the accompanying consolidated balance sheets.

     Interest of $757,000, $565,000 and $68,000 was charged to income in 1994, 1995 and 1996, respectively, in relation to these loans and the Principal Shareholder Loan (refer to Note 8). At December 31, 1995, interest of $116,000 remained unpaid and is included in Advances from Affiliates in the accompanying consolidated balance sheet.

     The Company owed $1,766,000 and $450,000 to the other equity holders in PRO TV and POP TV at December 31, 1995 in connection with the original purchase agreements for these entities for shares or assets purchased.

     At December 31, 1995, POP TV owed $84,000 under affiliation agreements. At December 31, 1996, PRO TV and POP TV owed $193,000 and $385,000, respectively, under affiliation agreements.


14. SUMMARY FINANCIAL INFORMATION FOR PULS, MARKIZA TV AND FFF

                                                       AS OF
                               ------------------------------------------------------
                               DECEMBER 31, 1995            DECEMBER 31, 1996
                               -----------------    ---------------------------------
                                PULS       FFF       PULS       MARKIZA TV      FFF
                               -------    ------    -------     ----------    -------
                                $000       $000      $000          $000        $000
                               -------    ------    -------     ----------    -------
Current assets.............      6,938     2,538      3,235        10,896       2,694
Non-current assets.........     15,971     3,308     12,260        28,783       2,105
Current liabilities........     (5,678)   (1,410)    (3,996)       (6,635)     (1,270)
Non-current liabilities....     (9,081)   (9,526)    (6,305)       (9,222)    (11,923)
                               -------    ------    -------     ----------    -------
Net assets (liabilities)...      8,150    (5,090)     5,194        23,822      (8,394)
                               -------    ------    -------     ----------    -------
                               -------    ------    -------     ----------    -------


                                                FOR THE YEARS ENDED
                               ------------------------------------------------------
                               DECEMBER 31, 1995            DECEMBER 31, 1996
                               -----------------    ---------------------------------
                                PULS       FFF       PULS       MARKIZA TV      FFF
                               -------    ------    -------     ----------    -------
                                $000       $000      $000          $000        $000
                               -------    ------    -------     ----------    -------
Net revenues...............      3,371     4,410      3,248         7,462       4,736
Operating loss.............    (24,387)   (5,058)   (18,812)       (3,712)     (3,585)
Net loss...................    (24,204)   (6,027)   (18,785)       (4,230)     (3,823)

     The Company's share of the losses of PULS, Markiza TV and FFF accounted for by the equity method were $10,279,000, $3,401,000 and $1,949,000, respectively, for the year ended December 31,1996 (excluding $1,543,000 of goodwill amortization in respect of PULS and license acquisition costs amortization of $182,000 in respect of Markiza TV).

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                           DECEMBER 31, 1995 AND 1996

15. STOCK COMPENSATION CHARGE


     Under the terms of the Company's contracts with its former President, the Company issued 454,703 shares of Class A Common Stock to a trust nominated by him. Ownership of 194,873 shares had vested by December 31, 1994. Upon the former President's departure in August 1995, 194,872 shares remained unvested. The Company and its former President agreed that 18,000 of these unvested shares would vest on December 31, 1996 and the remaining 176,872 shares were forfeited by the former President. In the year ended December 31, 1995, $858,000 was recognized as the current expense to account for the vesting of 64,958 shares in 1995 under the original plan and for the recognition of the 18,000 unvested shares, which no longer required additional services in order to vest. The deferred compensation charge related to the remaining unvested shares of $2,476,000 was recognized as treasury stock, and the treasury stock was retired in 1996.

     In addition, the Company granted 203,000 options to officers and employees with an exercise price below market price in the year ended December 31, 1994.

     The above transactions have resulted in stock compensation charges of $5,833,000, $858,000 and $0 in the years ended December 31, 1994, 1995 and 1996, respectively.

16. SUBSEQUENT EVENTS

  1997 Nova TV Purchase

     In March 1997, the Company (CME) acquired an additional 5.2% interest in Nova TV through the retirement of a $5.2 million loan in exchange for such interest (the '1997 Nova TV Purchase'). The Company is in the process of registering the 1997 Nova TV purchase pursuant to Czech law. On an ongoing basis, after giving effect to the 1997 Nova TV Purchase, the Company is entitled to 93.2% of the total profits of Nova TV and has 91.2% of the voting power in Nova TV.

  Stock Options

     Since December 31, 1996, 10,335 stock options for Class A Common Stock were exercised at prices of $14.00--$20.00.

                             [PHOTOS OF CME'S NEWS
                             OPERATIONS, SPORTS AND
                            OTHER LOCAL PROGRAMMING]

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                         PAGE
                                                    --------------
Prospectus Summary...............................           3
Risk Factors.....................................          10
The Company......................................          18
Use of Proceeds..................................          23
Price Range of Common Stock......................          23
Dividend Policy..................................          23
Capitalization...................................          24
Selected Consolidated Financial
  Data...........................................          25
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............          27
Business.........................................          38
Management.......................................          58
Description of Notes.............................          60
Description of Capital Stock.....................          75
Certain Tax Considerations.......................          80
Shares Eligible for Future Sale..................          87
Underwriting.....................................          88
Legal Matters....................................          89
Experts..........................................          89
Available Information............................          89
Information Incorporated by Reference............          90
Index to Financial Statements....................         F-1


                                  $125,000,000


                                     [LOGO]

                                CENTRAL EUROPEAN
                             MEDIA ENTERPRISES LTD.

                              % CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2004

                            SCHRODER WERTHEIM & CO.
                       PRUDENTIAL SECURITIES INCORPORATED
                               SMITH BARNEY INC.

                                              , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrant's expenses in connection with the issuance of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:

Securities and Exchange Commission registration fee..............................   $ 43,561
NASD filing fee..................................................................     14,875
Printing and engraving...........................................................    175,000
Counsel fees and expenses........................................................    300,000
Accountants' fees and expenses...................................................    120,000
Trustee fees.....................................................................     10,000
Blue Sky qualification fees and expenses.........................................     10,000
Transfer agent and registrar fees and expenses...................................      5,000
Nasdaq listing fee for listing of Notes..........................................     10,000
Miscellaneous....................................................................    161,564
                                                                                    --------
       Total.....................................................................   $850,000
                                                                                    --------
                                                                                    --------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Bermuda law and the Company's Memorandum of Association and bye-laws, the directors, officers, liquidators and auditors of the Company and their heirs, executors and administrators are indemnified and held harmless out of the assets of the Company from and against all actions, costs, charges, losses and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity or for any loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that they are not entitled to indemnification in respect of any willful negligence, willful default, fraud or dishonesty which may attach to them.

ITEM 16. EXHIBITS.

     The following documents are filed as part of this Registration Statement.



EXHIBIT
NUMBER    DESCRIPTION
------    ---------------------------------------------------------------------------------------------------------
   1.1     --   Form of Underwriting Agreement
   4.1     --   Specimen Certificate for Common Stock (incorporated by reference to Registration Statement on Form
                S-1, Reg. No. 33-80344, where it appears as Exhibit 4.01)
   4.2     --   Specimen Note
   4.3     --   Form of Indenture
   5.1     --   Opinion of Conyers, Dill and Pearman
   5.2     --   Opinion of Rosenman & Colin LLP
  12.1     --   Calculation of Ratio of Earnings to Fixed Charges
  23.1     --   Consent of Conyers, Dill & Pearman (included in Exhibit Number 5.1)
  23.2     --   Consent of Rosenman & Colin LLP (included in Exhibit Number 5.2)
  23.3     --   Consent of Rosenman & Colin LLP
  23.4     --   Consent of Arthur Andersen & Co. (included at page II-3)
  25.1     --   Statement of Eligibility of Trustee

ITEM 17. UNDERTAKINGS

     Insofar as indemnification arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered hereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


          (b) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (c) For the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the inclusion in this Registration Statement of our report dated March 24, 1997, and to the incorporation by reference in this registration statement of our reports dated March 24, 1997, March 5, 1997, March 13, 1997, and March 4, 1996 (except for the matters discussed in Note 3, as to which the date is March 5, 1997) included in the Form 10-K of Central European Media Enterprises Ltd. for the year ended December 31, 1996 and to all references to our Firm included in this registration statement.

                                            ARTHUR ANDERSEN & CO.


Hamilton, Bermuda
April 17, 1997

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on April 18, 1997.



                                            CENTRAL EUROPEAN MEDIA ENTERPRISES
                                               LTD.

                                          By:       /s/ JOHN A. SCHWALLIE
                                             ----------------------------------
                                                      John A. Schwallie
                                                  Vice President--Finance,
                                                  Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                    TITLE                            DATE
------------------------------------------  ----------------------------------------   -------------------
                    *                       Chairman of the Board of Directors              April 18, 1997
------------------------------------------
             Ronald S. Lauder

                    *                       President, Chief Executive Officer and          April 18, 1997
------------------------------------------  Director (Principal Executive Officer)
            Leonard M. Fertig

          /s/ JOHN A. SCHWALLIE             Vice President--Finance and Chief               April 18, 1997
------------------------------------------  Financial Officer (Principal Accounting
            John A. Schwallie               and Principal Financial Officer)

                    *                       Vice President, Secretary and Director          April 18, 1997
------------------------------------------
           Nicolas G. Trollope

                    *                       Director and Authorized U.S.                    April 18, 1997
------------------------------------------  Representative
              Andrew Gaspar


                    *                       Director                                        April 18, 1997
------------------------------------------
           Herbert S. Schlosser

                    *                       Director                                        April 18, 1997
------------------------------------------
             Robert A. Rayne

        *By /s/ JOHN A. SCHWALLIE
------------------------------------------
            John A. Schwallie
             Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT                                                                                                       PAGE
NUMBER                                               DESCRIPTION                                              NO.
------    -------------------------------------------------------------------------------------------------   ----
   1.1    --    Form of Underwriting Agreement

   4.2    --    Specimen Note

   4.3    --    Form of Indenture

   5.1    --    Opinion of Conyers, Dill & Pearman

   5.2    --    Opinion of Rosenman & Colin LLP

  12.1    --    Calculation of Ratio of Earnings to Fixed Charges

  23.1    --    Consent of Conyers, Dill & Pearman (included in Exhibit Number 5.1)

  23.2    --    Consent of Rosenman & Colin LLP (included in Exhibit Number 5.2)

  23.3    --    Consent of Rosenman & Colin LLP

  23.4    --    Consent of Arthur Andersen & Co. (included at page II-3)

  25.1    --    Statement of Eligibility of Trustee